    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 8, 1997
                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                               ------------------
                            LINKABIT WIRELESS, INC.

             (Exact name of registrant as specified in its charter)

          DELAWARE               3663                           33-0591074
(State or other jurisdiction     (Primary Standard Industrial   (I.R.S. Employer
of incorporation or              Classification Code Number)    Identification
organization)                                                   Number)

                             3033 SCIENCE PARK ROAD
                              SAN DIEGO, CA 92121
                                 (619) 552-9500

              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)
                            ------------------------

                               FREDERICK L. JUDGE
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            LINKABIT WIRELESS, INC.,
                             3033 SCIENCE PARK ROAD
                              SAN DIEGO, CA 92121
                                 (619) 552-9500

 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                            ------------------------

                                   COPIES TO:

  M. WAINWRIGHT FISHBURN, JR., ESQ.              JOHN A. DENNISTON, ESQ.
        ERIC J. LOUMEAU, ESQ.                     DAVID G. ODRICH, ESQ.
          Cooley Godward LLP                 Brobeck, Phleger & Harrison LLP
   4365 Executive Drive, Suite 1100           550 West C Street, Suite 1300
         San Diego, CA 92121                       San Diego, CA 92101
            (619) 550-6000                            (619) 234-1966

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   AS SOON AS PRACTICABLE AFTER THE REGISTRATION STATEMENT BECOMES EFFECTIVE.
                            ------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box: / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
------------------------

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
------------------------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                  PROPOSED MAXIMUM    PROPOSED MAXIMUM
          TITLE OF EACH CLASS OF                 AMOUNT TO         OFFERING PRICE    AGGREGATE OFFERING      AMOUNT OF
        SECURITIES TO BE REGISTERED           BE REGISTERED(1)       PER SHARE            PRICE(2)        REGISTRATION FEE
Class A Common Stock, $0.001 par value.....      3,105,000             $14.00           $43,470,000           $12,824

(1) Includes 405,000 shares that the Underwriters have the option to purchase solely to cover over-allotments, if any.

(2) Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457 under the Securities Act.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

PROSPECTUS                         Subject to Completion, Dated December 8, 1997
--------------------------------------------------------------------------------

                                   2,700,000
                         [LINKABIT WIRELESS, INC. LOGO]
                              Class A Common Stock

------------------------------------------------------------

All of the shares of Class A Common Stock, par value $0.001 per share ("Class A Common Stock"), offered hereby (the "Offering") are being sold by Linkabit Wireless, Inc. ("Linkabit Wireless" or the "Company"). The Company has two classes of authorized Common Stock, Class A Common Stock and Class B Common Stock, par value $0.001 per share ("Class B Common Stock"and, together with Class A Common Stock, the "Common Stock"). Holders of Class A Common Stock generally have identical rights to holders of Class B Common Stock, except that holders of Class A Common Stock are entitled to one vote per share while holders of Class B Common Stock are entitled to ten votes per share on all matters submitted to a vote of stockholders. Holders of Class A Common Stock are generally entitled to vote with the holders of Class B Common Stock as one class on all matters as to which the holders of Class B Common Stock are entitled to vote. See "Description of Capital Stock."

The Company is a wholly-owned subsidiary of The Titan Corporation ("Titan"). Upon completion of the Offering, Titan will own 100% of the Company's outstanding Class B Common Stock, which will represent approximately 74.3% of the outstanding Common Stock of the Company (approximately 71.5% if the Underwriters' over-allotment option is exercised in full) and approximately 96.7% of the combined voting power of the Company's outstanding Common Stock (approximately 96.2% if the Underwriters' over-allotment option is exercised in full), and will continue to control the Company. See "Relationship with Titan and Certain Transactions."

Prior to the Offering, there has been no public market for the Class A Common Stock of the Company. It is currently estimated that the initial public offering price of the Class A Common Stock will be between $12.00 and $14.00 per share. See "Underwriting" for the factors to be considered in determining the initial public offering price. Application has been made for quotation of the Class A Common Stock on the Nasdaq National Market under the symbol "LBIT."

FOR A DISCUSSION OF CERTAIN RISKS OF AN INVESTMENT IN THE SHARES OF CLASS A COMMON STOCK OFFERED HEREBY, SEE "RISK FACTORS" ON PAGE 7.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                              Price to  Underwriting Discounts          Proceeds to
                                                Public     and Commissions (1)          Company (2)
---------------------------------------------------------------------------------------------------
Per Class A Common Share        $                       $                       $
---------------------------------------------------------------------------------------------------
Total (3)                       $                       $                       $
---------------------------------------------------------------------------------------------------

(1) THE COMPANY AND TITAN HAVE AGREED TO INDEMNIFY THE UNDERWRITERS AGAINST CERTAIN LIABILITIES, INCLUDING LIABILITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED. SEE "UNDERWRITING."

(2) BEFORE DEDUCTING EXPENSES OF THE OFFERING PAYABLE BY THE COMPANY ESTIMATED AT $900,000.

(3) THE COMPANY HAS GRANTED THE UNDERWRITERS A 30-DAY OPTION TO PURCHASE UP TO 405,000 ADDITIONAL SHARES OF CLASS A COMMON STOCK ON THE SAME TERMS PER SHARE SOLELY TO COVER OVER-ALLOTMENTS, IF ANY. IF SUCH OPTION IS EXERCISED
    IN FULL, THE TOTAL PRICE TO PUBLIC WILL BE $     , TOTAL UNDERWRITING
    DISCOUNTS AND COMMISSIONS WILL BE $     AND THE TOTAL PROCEEDS TO THE
    COMPANY WILL BE $        . SEE "UNDERWRITING."

The Class A Common Stock is being offered by the Underwriters as set forth under "Underwriting" herein. It is expected that the delivery of the certificates therefor will be made at the offices of SBC Warburg Dillon Read Inc., New York,
New York, on or about            , 1998. The Underwriters include:

SBC WARBURG DILLON READ INC.

                            NEEDHAM & COMPANY, INC.

                                                          C.E. UNTERBERG, TOWBIN

CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE CLASS A COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT COVERING TRANSACTIONS IN THE CLASS A COMMON STOCK AND THE IMPOSITION OF A PENALTY BID, DURING AND AFTER THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

DAMALink-TM- and Xpress Connection-TM- are trademarks of the Company. All other trademarks, service marks, and tradenames referred to in this Prospectus are the property of their owners.

----------------------------------------------------------------------

                               PROSPECTUS SUMMARY
--------------------------------------------------------------------------------

THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION, INCLUDING "RISK FACTORS" AND FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS THE CONTEXT OTHERWISE INDICATES,
(I) ALL REFERENCES TO THE "COMPANY" OR "LINKABIT WIRELESS" INCLUDE LINKABIT WIRELESS, INC. AND ITS SUBSIDIARIES AND THEIR RESPECTIVE PREDECESSORS, AND (II) ALL INFORMATION CONTAINED IN THIS PROSPECTUS (A) ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION AND (B) GIVES EFFECT TO A 0.39 TO 1 REVERSE SPLIT OF THE COMMON STOCK. SEE "UNDERWRITING."

                                  THE COMPANY

Linkabit Wireless specializes in the development and production of advanced satellite ground terminals, satellite voice/data modems, networking systems and other products used to provide bandwidth efficient communications for commercial and government customers. The Company's market driven product development efforts have resulted in products which are particularly well suited for two significant market opportunities, rural telephony and secure defense communications.

Linkabit Wireless has developed substantial expertise in Demand Assigned Multiple Access ("DAMA") technology and critical engineering disciplines such as satellite ground system design, RF and digital engineering, digital and communications signal processing software, network management and modem technology. The Company has benefited from substantial and continued investment in its technology and products. Since 1986, the U.S. government, third parties and the Company have collectively invested over $250 million in the Company's research and development programs. A significant portion of this investment has been focused in the area of DAMA technology which enables more cost-effective and efficient use of satellite transmission capacity and allows each ground terminal in a satellite network to communicate with any other terminal in the network. The Company's commercial products leverage the advanced technologies and broad technical competencies developed from the substantial investment in its government business. Similarly, the government business has benefited from the Company's investment in the design and production of cost-effective commercial products which can satisfy the government's demand for more commercial off-the-shelf ("COTS") products.

RURAL TELEPHONY. Telephone service for remote areas of many developing countries has not been practical for a number of economic and technical reasons, and consequently, nearly 50% of the world's population has never made a telephone call. However, the development of low-cost ground terminals, availability of satellite capacity covering rural areas and advancements in voice transmission technologies have made satellite communications a practical solution for rural telephony. Recently, governments in developing countries, particularly in Southeast Asia, have shown an increased interest in providing rural telephone services for both economic and political reasons. For example, the Indonesian government has mandated that 20% of all new telephone lines be installed in rural areas. In addition, consumers and businesses in these areas are in need of affordable telephone services.

The Company's leading commercial product, Xpress Connection, uses existing geosynchronous satellites to provide low-cost voice, facsimile and data services using satellites to connect villages to a national Public Switched Telephone Network ("PSTN"), making it possible to provide low-cost telephone service to vast unserved areas. Xpress Connection is well-suited to the Company's target markets because it: (i) is easy to operate; (ii) can be quickly installed in rugged terrain without special test instruments or tools; (iii) operates reliably in extreme heat, rain and humidity conditions with no requirement for periodic maintenance, calibrations or manual adjustments; (iv) requires limited human intervention as the network is unmanned with the exception of the central control site; and (v) can operate at low power on a wide range of locally available power sources, including solar energy.

The Company develops and markets its rural telephony products through strategic alliances. In September 1995, the Company received an approximately $10 million contract from PT. Pasifik Satelit Nusantra ("PSN") to develop the Xpress Connection system for use in a rural telephony network in Indonesia. In December 1997, the Company received a follow-on order from PSN for 10,000 additional terminals at a contract value of approximately $27 million. This contract also contains a priced option to purchase up to

10,000 additional terminals, which may be exercised at any time during the contract term. The Company and PSN are marketing Xpress Connection to other countries covered by PSN's satellites. In addition, the Company is working with Alcatel Telespace ("Alcatel") to market Xpress Connection to other developing regions, including Africa and Latin America.

The Company was selected to participate in a consortium led by Alcatel, which is designing and developing a satellite-based alternative to conventional telephone systems. The consortium's Multi-Media Asia ("M(2)A") product will provide feature-rich telephone, facsimile, and high speed Internet access to homes and businesses in suburban and rural areas initially throughout Indonesia and potentially to other developing countries throughout the world. The Company will develop key portions of the ground terminals, primarily RF circuits, software and Application Specific Integrated Circuit ("ASIC") chip sets incorporating technology derived from the Company's Xpress Connection.

The Company is leveraging its experience in rural telephony to selectively pursue private networking opportunities in developing countries. In Thailand, the Company is providing elements of a private voice, data and facsimile communications network for use by The Bank for Agriculture and Agricultural Cooperatives ("BAAC").

SECURE DEFENSE COMMUNICATIONS PRODUCTS. The U.S. military has sought to increase its satellite communications capacity to meet increasing user demands by improving the efficiency of its existing constellation of military satellites, in which it has a significant investment, as well as by enabling its communications hardware to use commercial satellites. Despite declining defense spending, the government is increasing its investment in communications products which are seen as "force multipliers," making military assets more effective in a conflict. Additionally, the government is increasingly using open systems that incorporate COTS products to minimize the impact of the shrinking defense budget.

To improve the capacity utilization of its ultra high frequency ("UHF") satellites, the Joint Chiefs of Staff has mandated that all UHF satellite communications users have terminals capable of DAMA operations (the "JCS mandate"). DAMA can increase satellite capacity by a factor of as much as eight by dynamically allocating channels among all users.

Linkabit Wireless is well-positioned to capitalize on both the JCS mandate and the trend towards procurement of COTS products. The Company is a leader in the development and production of UHF satellite terminals that incorporate DAMA technology. The Company offers a complete range of solutions that satisfy the JCS mandate, including add-on modules which can be incorporated into existing military communications products and standalone products which operate with existing military products, and new systems incorporating DAMA technology. The Company's solutions also have the design flexibility to incorporate COTS products. The Company markets directly to all branches of the U.S. military, its allies and international companies that supply such allies, and also works with strategic partners such as Motorola Corporation ("Motorola") to incorporate its technologies into their products.

GROWTH STRATEGY. The Company's goal is to become a preeminent solutions provider to emerging satellite-based communications markets in developing countries, international commercial sectors and the U.S. and allied defense markets. To achieve this goal, the Company intends to: (i) pursue the global rural telephony market with its Xpress Connection, M(2)A and private network products; (ii) expand its government business, particularly in secure communications for defense agencies; (iii) remain on the leading edge of technology; (iv) leverage these technologies and capabilities into other markets; and (v) expand its strategic alliances with existing and new partners.

                            ------------------------

The Company was incorporated in Delaware in 1993. The Company's principal executive offices are located at 3033 Science Park Road, San Diego, California, 92121. Its telephone number is (619) 552-9500 and its fax number is (619) 552-9651.

                                  RISK FACTORS

An investment in the Class A Common Stock offered hereby involves a high degree of risk. See "Risk Factors," beginning on page 7.

                                  THE OFFERING

Class A Common Stock Offered............................  2,700,000 shares
Common Stock Outstanding after the Offering
  Class A Common Stock(1)...............................  2,700,000 shares
  Class B Common Stock..................................  7,800,000 shares
                                                          ---------------
    Total...............................................  10,500,000 shares
Voting Rights...........................................  Holders of Class A Common Stock vote together as a class with, and generally have identical rights (including
                                                            as to dividends) to, those of holders of Class B
                                                            Common Stock, except that holders of Class A Common
                                                            Stock are entitled to one vote per share and holders
                                                            of Class B Common Stock are entitled to ten votes per
                                                            share. See "Description of Capital Stock--Common
                                                            Stock--Voting Rights."
Use of Proceeds.........................................  Working capital, general corporate purposes and potential acquisitions. See "Use of Proceeds."
Proposed Nasdaq National Market Symbol..................  LBIT

                             SUMMARY FINANCIAL DATA
                     (in thousands, except per share data)

                                                                                                                   NINE
                                                                                                                  MONTHS
                                                                                                                   ENDED
                                                                                                                 SEPTEMBER
                                                                        YEARS ENDED DECEMBER 31,                    30,
                                                          -----------------------------------------------------  ---------
                                                            1992       1993       1994       1995       1996
                                                          ---------  ---------  ---------  ---------  ---------    1996
                                                                                                                 ---------
                                                                                                                 (Unaudited)
STATEMENT OF OPERATIONS DATA:
--------------------------------------------------------
Revenues................................................  $  44,243  $  25,246  $  26,464  $  25,506  $  27,850  $  18,950
Gross profit............................................     14,323     (3,193)     9,480     10,016      9,195      6,080
Selling, general and administrative expense.............      8,259      7,287      4,841      6,298      7,230      5,210
Research and development expense(2).....................      1,813      1,288      3,063      5,416      7,544      5,410
Income (loss) before income taxes.......................      4,251    (11,768)     1,576     (1,698)    (5,579)    (4,540)
Net income (loss).......................................      3,741     (6,943)     1,040     (1,290)    (3,682)    (2,996)
Net income (loss) per share.............................  $    0.46  $   (0.86) $    0.13  $   (0.16) $   (0.46) $   (0.37)
Weighted average common shares and common share
  equivalents used in computing income (loss) per
  share(3)..............................................      8,065      8,065      8,065      8,065      8,065      8,065


                                                            1997
                                                          ---------

STATEMENT OF OPERATIONS DATA:
--------------------------------------------------------
Revenues................................................  $  34,619
Gross profit............................................     11,805
Selling, general and administrative expense.............      5,683
Research and development expense(2).....................      8,130
Income (loss) before income taxes.......................     (2,008)
Net income (loss).......................................     (1,286)
Net income (loss) per share.............................  $   (0.16)
Weighted average common shares and common share
  equivalents used in computing income (loss) per
  share(3)..............................................      8,065

                                                                                                            SEPTEMBER 30, 1997
                                                                                                        --------------------------
                                                                                                         ACTUAL    AS ADJUSTED(4)
                                                                                                        ---------  ---------------
BALANCE SHEET DATA:
------------------------------------------------------------------------------------------------------
Cash and cash equivalents.............................................................................  $      --     $  31,743
Working capital.......................................................................................     17,129        48,872
Total assets..........................................................................................     26,988        58,731
Long-term debt, including current portion.............................................................         --            --
Stockholders' equity..................................................................................     21,092        52,835

------------------------------

(1) Excludes: (i) approximately 865,000 shares of Class A Common Stock issuable upon exercise of outstanding stock options as of September 30, 1997, at a weighted average exercise price of $3.68 per share and (ii) approximately 1,945,000 shares of Class A Common Stock reserved for future issuance under the Company's 1997 Stock Option Plan, Employee Stock Purchase Plan and Non-Employee Directors' Stock Option Plan. See "Capitalization" and "Management," "Description of Capital Stock" and Notes 8, 9 and 10 of Notes to Financial Statements. To the extent that outstanding options are exercised in the future, there may be further dilution to stockholders.

(2) Excludes amounts funded by third parties.

(3) See Note 1 to Financial Statements for a description of the computation of net income (loss) per share.

(4) Adjusted to give effect to the receipt of the net proceeds from the sale of 2,700,000 shares of Class A Common Stock offered by the Company hereby (at an assumed initial public offering price of $13.00 per share, after deduction of underwriting discounts and commissions and estimated expenses payable by the Company in connection with the Offering).

                            RELATIONSHIP WITH TITAN

The Company is currently a wholly-owned subsidiary of Titan. On September 30, 1997, Titan's and the Company's Board of Directors approved a reorganization of certain of their respective divisions (the "Reorganization"), pursuant to which the Company (i) became the successor to the business formerly operated as the Linkabit division of Titan and (ii) transferred all of the assets and liabilities of its Client/ Server and discontinued Broadband Communications and Gamma Satcom divisions to Titan. In connection with the Reorganization, Titan contributed $22.1 million to the capital of the Company through the retirement of the Company's intercompany indebtedness. Upon completion of the Offering, Titan will own 100% of the Company's outstanding Class B Common Stock, which will represent approximately 74.3% of the outstanding Common Stock of the Company (approximately 71.5% if the Underwriters' over-allotment option is exercised in full) and approximately 96.7% of the combined voting power of the Company's outstanding Common Stock (approximately 96.2% if the Underwriters' over-allotment option is exercised in full). As long as Titan beneficially owns a majority of the combined voting power, it will have the ability to elect all of the members of the Board of Directors of the Company (the "Board of Directors") and thereby ultimately be able to control the management and affairs of the Company. See "Risk Factors-- Relationship with Titan," "--Potential Conflicts of Interest" and "Relationship with Titan and Certain Transactions."

Upon completion of the Offering, Titan will continue to provide certain administrative services to the Company in a manner generally consistent with past practices. The Company and Titan have entered into a number of intercompany agreements (the "Affiliate Agreements") with respect to such services and other matters, including a tax allocation agreement, a corporate services agreement and a facilities agreement. See "Risk Factors--Affiliates Agreements Not Subject to Arm's-Length Negotiations; Reliance on Titan for Certain Corporate Services," "--Control of Tax Matters; Tax and ERISA Liability" and "Relationship With Titan and Certain Transactions."

                                  RISK FACTORS
--------------------------------------------------------------------------------

PROSPECTIVE INVESTORS IN THE SHARES OF CLASS A COMMON STOCK OFFERED HEREBY SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS, AS WELL AS THE OTHER INFORMATION CONTAINED IN THE PROSPECTUS BEFORE PURCHASING ANY OF THE CLASS A COMMON STOCK OFFERED HEREBY.

RECENT LOSSES; ABSENCE OF COMBINED OPERATING HISTORY. The Company reported net income of $1.0 million and net losses of $1.3 million, $3.7 million and $1.3 million for the years ended December 31, 1994, 1995 and 1996 and the nine months ended September 30, 1997, respectively. These losses were due primarily to substantial planned investment in research and development of the Company's products. There can be no assurance that the Company will achieve profitability in the future or that profitability, if achieved, will continue. See "Management's Discussion and Analysis of Results of Operations and Financial Condition." In addition, prior to the Reorganization, the Company's operations have been conducted separately within a business division of Titan and as a wholly-owned subsidiary of Titan. The financial information included herein may not necessarily reflect what the results of operations, financial position and cash flows would have been had all of the Company's operations been conducted within a separate entity during the periods presented.

FLUCTUATIONS IN RESULTS OF OPERATIONS. The Company has experienced and expects to continue to experience significant fluctuations in quarterly and annual revenues, gross margins and operating results, and there can be no assurance that the Company will be profitable in any particular period. Such fluctuations may result in volatility in the price of the Company's Class A Common Stock. Demand for the Company's products, particularly its commercial products, can vary significantly from quarter to quarter due to revisions in budgets or schedules for customer projects requiring the Company's products, changes in demand for customers' products which incorporate or utilize the Company's products and other factors beyond the Company's control. Furthermore, announcements by the Company or its competitors of new products and technologies could cause customers to defer or cancel purchases of the Company's products, which could materially adversely affect the Company's business, financial condition and results of operations or result in fluctuations in the Company's results of operations from period to period. In addition, the procurement process for most of the Company's current and potential customers is complex and lengthy, and the timing and amount of revenues is difficult to reliably predict. A single customer's order scheduled for delivery in a quarter can represent a significant portion of the Company's potential revenues for such quarter. During the nine months ended September 30, 1997, approximately 25% and 38% of the Company's revenues were derived from contracts with its largest customers, PSN and the U.S. Navy, respectively. Any disruption with respect to either of these customers could have a material adverse effect on the Company in any period where such a disruption occurs. As a result, the Company's operating results for particular periods have in the past been and may be materially adversely affected by a delay, rescheduling or cancellation of even one purchase order. In addition, the Company recognizes a majority of its revenues under the percentage of completion method which requires the Company to estimate the costs that will be incurred over the life of a specific contract. Actual results may differ from those estimates. In such event, the Company may be required to adjust revenues in subsequent periods to account for revisions of prior period estimates. Further, purchase orders and production contracts are often received and accepted substantially in advance of delivery, and the failure to operate within budgeted contract costs could materially adversely affect the gross margins for such orders, and as a result, the Company's results of operations. Average selling prices for the Company's products may also fluctuate from period to period due to a number of factors, including product mix, competition, customer demand for products and unit volumes. A large portion of the Company's expenses are fixed and difficult to reduce in a timely manner should revenues not meet the Company's expectations, thus magnifying the adverse effect of any revenue shortfall. Additional factors that may cause the Company's revenues, gross margins and results of operations to vary significantly from period to period include mix of products sold; stage of completion of contracts; costs; price discounts; market acceptance and the timing of availability of new

--------------------------------------------------------------------------------
products by the Company or its customers; usage of different distribution and sales channels; warranty and customer support expenses; customization of products; and general economic and political conditions. There can be no assurance that the Company will realize positive operating results in the future, and even if so realized, there can be no assurance as to the level of such operating results.

In addition, the Company's results of operations are influenced by competitive factors, including the pricing and availability of, and demand for, competitive products. All of the above factors are difficult for the Company to forecast, and these and other factors could materially adversely affect the Company's business, financial condition and results of operations or result in fluctuations in the Company's results of operations from period to period. As a result, the Company believes that period-to-period comparisons are not necessarily meaningful and should not be relied upon as indications of future performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEVELOPMENT OF RURAL TELEPHONY MARKET. One of the Company's principal strategies is to provide products used in rural telephony systems in developing countries. Such a system is being developed in Indonesia with the Company's products. There can be no assurance that a substantial market for rural telephony services in other developing countries will ever develop, or if such a market does develop that fixed-site satellite equipment will capture a significant portion of that market. The development of a market for rural telephony services in such a country will depend upon a variety of factors including, without limitation, whether the country has sufficient resources to support such a market and whether the rural telephony services are offered at a reasonable cost to the end users of such services. The Company's ability to penetrate the rural telephony market in developing countries will be adversely affected to the extent other competing elements of the communications infrastructure, such as telephone lines, other satellite-delivered solutions and fiber optic cable and television cable, are installed in the developing countries. The Company's ability to penetrate the rural telephony market will also be dependent upon (i) its ability to tailor its equipment for use by the regional and local service providers to develop and implement and market such systems, (ii) such service providers' ability to market and sell the use of such systems and (iii) the Company's ability to timely enter markets in developing countries. The development and implementation of such rural telephony systems will be dependent upon, among other things, the continued development of necessary technologies, continued financial and other support from governmental agencies, the implementation of cost-effective systems, market acceptance for such systems and approval by appropriate regulatory agencies. Even if the Company successfully introduces such products and the regional and local service providers successfully develop and implement such systems, there can be no assurance that the Company will generate enough revenues to cover the Company's expenditures in the development and marketing of such products. Also, because infrastructure contracts in individual countries are likely to be awarded to single or a limited group of service providers, the Company expects that a significant portion of its revenues will be derived from one or a limited number of customers (the identity of whom may vary from year to year) in regions targeted by the Company.

OTHER EMERGING MARKETS IN WIRELESS COMMUNICATIONS. Another of the Company's principal strategies is to leverage its technologies and capabilities into other markets, including the private networking and M(2)A markets. A number of these markets have only recently begun to develop. Because these markets are relatively new, it is difficult to predict the rate at which these markets will grow, if at all. If the markets for the Company's products in the commercial wireless communications area fail to grow, or grow more slowly than anticipated, the Company's business, financial condition and results of operations could be materially adversely affected. Conversely, to the extent that growth in these markets results in capacity limitations in the wireless communications area, the Company's business, financial condition and results of operations could also be materially adversely affected.

INTERNATIONAL OPERATIONS; RISKS OF DOING BUSINESS IN DEVELOPING
COUNTRIES. Substantially all of the Company's commercial sales to date have been to customers located in the Pacific Rim, principally to PSN. The Company believes that sales of its products to PSN and other foreign customers may become more

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8
significant and that its revenue mix could be predominately with foreign customers in the future. As a result, a decline in the value of certain foreign currencies relative to the U.S. dollar could make certain of the Company's products less price-competitive. This risk is particularly sensitive, given the recent currency devaluations in Indonesia, Malaysia, Taiwan and the Philippines, countries in which the Company currently sells or intends to sell its commercial products. The Company believes that its global competitors generally denominate their contracts in U.S. dollars and, thus, are faced with similar risks. Accordingly, the Company does not believe that foreign currency fluctuations will have a material adverse impact on its ability to compete with these competitors in these markets. However, since the Company's contracts are generally U.S. dollar-denominated, foreign currency fluctuations could have a material impact on demand for the Company's products. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." Additional risks inherent in the Company's international business activities include various and changing regulatory requirements, costs and risks of relying upon local subcontractors for the installation of its satellite communications products, increased sales and marketing and research and development expenses, export restrictions and availability of export licenses, tariffs and other trade barriers, political and economic instability, difficulties in staffing and managing foreign operations, longer payment cycles, seasonal reduction in business activities, potentially adverse tax laws, complex foreign laws and treaties and the potential for difficulty in accounts receivable collections. Certain of the Company's customer purchase agreements are governed by foreign laws, which may differ significantly from U.S. laws. Therefore, the Company may be limited in its ability to enforce its rights under such agreements and to collect damages, if awarded. In addition, the Company is subject to the Foreign Corrupt Practices Act (the "FCPA") which may place the Company at a competitive disadvantage to foreign companies, which are not subject to the FCPA. There can be no assurance that any of these factors will not have a material adverse effect on the Company's business, financial condition and results of operations.

RELIANCE ON STRATEGIC RELATIONSHIPS. The Company is dependent on certain strategic partners for the development and expansion of its rural telephony and secure defense communications businesses. Except for specific purchase contracts, such relationships are generally not governed by any contractual obligations. Accordingly neither the Company nor such strategic partners are obligated to maintain such strategic relationships. There can be no assurance that the Company will be able to maintain such strategic relationships, that its strategic partners will continue to assist the Company by developing and expanding its business or that such strategic partners in the future will not actually compete with or enter into alliances with companies that are competitive with the Company. Because the Company intends to provide its rural telephony products almost entirely in developing markets where the Company has little or no market experience, the Company will also be dependent on local partners in such markets to provide marketing expertise and knowledge of the local regulatory environment in order to facilitate the acquisition of necessary licenses and access to existing customers. The Company has established such alliances with PSN and Alcatel in Indonesia. The Company's failure to maintain such alliances or form additional alliances with local partners in other markets, or the preemption or disruption of such alliances by the actions of the Company's competitors or otherwise, would adversely affect the Company's ability to penetrate and compete successfully in such emerging markets. There can be no assurance that the Company will be able to compete successfully in the future in such markets or that competition will not have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Customers and Strategic Alliances" and "--Competition."

DEPENDENCE ON GOVERNMENT CONTRACTS. The Company's government customers include the U.S. Navy, Army and Air Force and other U.S. and allied government agencies. The Company's secure defense communications business is dependent to a large extent upon continued funding of these agencies. U.S. defense budgets and the budgets of other government agencies have been declining in real terms since the mid-1980's, and may continue to do so in the future. Further significant reductions in defense expenditures could adversely affect the Company's results of operations and financial condition. For the years ended

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                                                                               9

December 31, 1994, 1995 and 1996, and the nine months ended September 30, 1997, U.S. government business represented approximately 98%, 85%, 90% and 66% of the Company's revenues, respectively.

The Company's contracts with the U.S. government and its subcontracts with government prime contractors are subject to termination for the convenience of the government, and termination, reduction or modification in the event of change in the government's requirements or budgetary constraints. When the Company participates as a subcontractor, such contracts are also subject to the failure or inability of the prime contractor to perform its prime contract. In addition, the Company's contract-related costs and fees, including allocated indirect costs, are subject to audits and adjustments by negotiation between the Company and the U.S. Government. In addition to the right to terminate, U.S. Government contracts are conditioned upon the continuing availability of Congressional appropriations. Congress usually appropriates funds on a fiscal year basis even though contract performance may take several years. Consequently, at the outset of a major program, the contract is usually incrementally funded and additional funds are normally committed to the contract by the procuring agency as appropriations are made by Congress for future fiscal years. See "Business--Government Contracts and Regulations."

In connection with the Reorganization, among other things, Titan agreed to transfer to the Company numerous contracts with various branches of the U.S. military, companies that supply U.S. allies and other entities (collectively, the "Linkabit Division Contracts"). Titan further agreed to use its reasonable best efforts to obtain all third party consents and contract novations (collectively, the "Novations") required to complete the transfer of the Linkabit Division Contracts to the Company. There can be no assurance that Titan will ultimately succeed in procuring all of the Novations or that such Novations will be procured prior to the completion of the Offering. Failure by Titan to procure one or more Novations could have an adverse effect on the Company's business, financial conditions and results of operations.

RISK OF CUSTOMER CONCENTRATION. The Company typically relies upon a small number of customers for a large portion of its revenues. For example, approximately 52% of the Company's revenue in fiscal 1996 was derived from sales to the U.S. Navy. At September 30, 1997, $2.2 million, or approximately 14%, of the Company's backlog was attributable to a contract between the Company and Motorola and $5.5 million, or approximately 35%, of the Company's backlog was attributable to a contract between the Company and the U.S. Navy. The Company expects that in the near term a significant portion of its revenues will continue to be derived from one or a limited number of customers (the identity of whom may vary from year to year) as the Company seeks to expand its business and its customer base. The reduction, delay or cancellation of orders from one or more of such significant customers would have a material adverse effect on the Company's business, financial condition and results of operations.

CONTRACT PROFIT EXPOSURE; DEVELOPMENT CONTRACTS. During the nine months ended September 30, 1997, over 90% of the Company's revenues were derived from fixed-price contracts. Profitability of such contracts is subject to inherent uncertainties as to the cost of performance. Cost overruns may be incurred as a result of unforeseen obstacles, including unexpected problems encountered in engineering, design and testing. Since the Company's business may at certain times be concentrated in a limited number of large contracts, a significant cost overrun on any one contract could have a material adverse effect on the Company's business, financial condition and results of operations. The Company assumes greater financial risk on fixed-price contracts than on either time-and-materials or cost-reimbursement contracts. Failure to anticipate technical problems, estimate costs accurately or control costs during performance of a fixed-price contract may reduce the Company's profit or cause a loss. Although management believes that it adequately estimates costs for fixed-price contracts, no assurance can be given that such estimates are adequate or that losses on fixed-price contracts will not occur in the future.

In addition, the Company is often a party to governmental and commercial contracts which involve development of various products, pursuant to which the Company must agree to meet strict performance covenants and project milestones. Under the terms of such contracts, the failure by the Company to meet such performance covenants and milestones permit the other party to terminate the contract and, under

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10
certain circumstances, recover liquidated damages or other penalties from the Company. The Company is currently a party to a number of such contracts with customers including, but not limited to, PSN, United Communication Industry Public Company Limited and the U.S. government. The Company is not currently and in the past has not been in full compliance with every outstanding performance covenant and project milestone. Although in such situations in the past the other party has not elected to terminate such contracts and generally has not sought liquidated damages from the Company, there can be no assurance that this will not occur in the future with respect to current or future contracts and that such termination or damages would not have a material adverse effect on the Company.

RAPID INDUSTRY CHANGE; TECHNOLOGICAL OBSOLESCENCE. The Company's success in penetrating new markets depends in part upon the success of new product introductions by the Company, which will be dependent upon several factors, including timely completion and introduction of new product designs, achievement of competitive product costs, establishment of close working relationships with major customers for the design of satellite communications systems incorporating the Company's products and market acceptance. The satellite communications industry, particularly the rural telephony and secure defense communications markets, is characterized by rapid and continuous technological change. Future technological advances in the satellite communications industry may result in the availability of new products that could compete with the satellite communications products provided by the Company or render the Company's products obsolete. There can be no assurance that the Company will be successful in developing and introducing new products that meet changing customer needs or respond to technological changes or evolving industry standards in a timely manner, if at all, or that products or technologies developed by others will not render the Company's products noncompetitive. The Company may experience delays from time to time in completing the development and introduction of new products. There can be no assurance that errors will not be found in the Company's products after commencement of deliveries, which could result in the loss of or delay in market acceptance. Furthermore, for the fiscal year ended December 31, 1996 and the nine months ended September 30, 1997, the Company's two largest contracts (by revenues) were contracts related to the Company's UHF DAMA technology, which together generated approximately 48% and 39% of the Company's total revenues for such periods, respectively. Any failure by the Company to respond to changing market conditions, technological developments, evolving industry standards or changing customer requirements, or the development of competing technology or products that render the Company's products noncompetitive or obsolete could have a material adverse effect on the Company's business, financial condition and results of operations.

COMPETITION. The industries and markets in which the Company competes are highly competitive, and the Company expects that competition will increase in such markets. The Company encounters intense competition in most of its business areas from numerous other companies, including large and emerging domestic and international companies. Some of the Company's competitors in the secure defense communications market include GEC (UK), Raytheon Corporation, Rockwell International and ViaSat, Inc. Some of the Company's commercial competitors include Gilat Satellite Networks Ltd., Hughes Network Systems, Scientific Atlanta Inc., STM Wireless Inc. and ViaSat, Inc. A number of the Company's competitors have far greater financial, engineering, technological, marketing, sales and distribution and customer service resources than the Company. As a result, such competitors may be able to develop and expand their products more quickly, adapt more swiftly to new or emerging technologies and changes in customer requirements, take advantage of acquisition and other opportunities more readily, and devote greater resources to the marketing and sale of their products and services than can the Company. In addition, current and potential competitors in markets in which the Company competes have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products and services to address the needs of the Company's current and prospective customers. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. Increased competition is likely to result in price reductions, reduced profit margins and loss of market share, any of which would have a material adverse effect on the

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                                                                              11

Company's business, results of operations and financial condition. The Company's ability to compete in its markets depends to a large extent on its ability to provide technologically advanced products and services with shorter lead times at lower prices than its competitors. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competitive pressures will not have a material adverse effect on the Company's business, financial condition and results of operations. The Company also is dependent on the continued success and development of the satellite communications industry in general, which itself competes with other technologies such as terrestrial wireless, copper wire and fiber optic communications systems. Any failure of the satellite communications industry to continue to develop, or any technological development which significantly improves the capacity, cost or efficiency of competing systems relative to satellite systems, could have a material adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE UPON SUPPLIERS; SOLE AND LIMITED SOURCES OF SUPPLY. The Company's internal manufacturing capacity is limited. Therefore, the Company utilizes contract manufacturers to produce its products and expects to rely increasingly on such manufacturers in the future. The Company also relies on outside vendors to manufacture certain components and subassemblies, including printed circuit boards. Certain components, subassemblies and services necessary for the manufacture of the Company's products are obtained from a sole supplier or a limited group of suppliers in connection with specific contracts and the Company does not otherwise carry significant inventories or have long-term or exclusive supply contracts with its vendors. The Company's reliance on contract manufacturers and on sole suppliers or a limited group of suppliers involves several risks, including a potential inability to obtain an adequate supply of required components, and reduced control over the price, delivery, reliability and quality of finished products. The Company has from time to time experienced delays in receiving products from certain of its vendors due to quality control or manufacturing problems, shortages of materials or components or product design difficulties. There can be no assurance that similar problems will not recur or that replacement products will be available when needed at commercially reasonable rates, or at all. If the Company were to change certain of its vendors, the Company would be required to perform additional testing procedures upon the components supplied by such new vendors, which could prevent or delay product shipments. Additionally, prices could increase significantly in connection with changes of vendors. Any inability to obtain timely deliveries of components and subassemblies of acceptable quality or any other circumstance that would require the Company to seek alternative sources of supply, or to manufacture its finished products or such components and subassemblies internally, could delay or prevent the Company from timely delivery of its systems or raise issues regarding quality, which could damage relationships with current or prospective customers and have a material adverse effect on the Company's business, financial condition and results of operations.

LIMITED INTELLECTUAL PROPERTY PROTECTION; DEPENDENCE ON PROPRIETARY
TECHNOLOGY. The Company's ability to compete may depend, in part, on its ability to obtain and enforce intellectual property protection for its technology in the United States and internationally. The Company relies heavily on the technological and creative skills of its personnel, new product developments, software programs and designs, frequent product enhancements, reliable product support and proprietary technological expertise in maintaining its competitive position, but does not have significant patent protection for all of its products. The Company relies on a combination of trade secrets, copyrights, patents, trademarks, service marks and contractual rights to protect its intellectual property. There can be no assurance that the steps taken by the Company to protect its intellectual property will be adequate to deter misappropriation of the Company's technology or to prevent others from independently developing or acquiring substantially equivalent technologies or otherwise gaining access to the Company's proprietary and confidential technological expertise or disclosing such technologies or that the Company can ultimately enforce all of its rights to its proprietary technological expertise. Further, the laws of certain foreign countries in which the Company's products are or may be sold may not protect the Company's intellectual property rights to the same extent as do the

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12
laws of the United States. Any failure of the Company to protect its proprietary information could have a material adverse effect on the Company's business, financial condition and results of operations.

Litigation may be necessary to enforce the Company's intellectual property rights, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or misappropriation. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that one or more parties will not make claims that the Company's products infringe upon the proprietary rights of third parties. Such claims might include infringement, right to use or ownership claims by third parties or claims for indemnification resulting from infringement claims. If any claims or actions are asserted against the Company, the Company may seek to obtain a license under a third party's intellectual property rights. There can be no assurance, however, that a license will be available under reasonable terms or at all. In addition, should the Company decide to litigate such claims, such litigation could be extremely expensive and time consuming and could materially adversely affect the Company's business, financial condition and results of operations, regardless of the outcome of the litigation. If the Company's products are found to infringe upon the rights of third parties, the Company may be forced to incur substantial costs to develop alternative products. There can be no assurance that the Company would be able to develop such alternative products or that if such alternative products were developed, they would perform as required or be accepted in the applicable markets.

RELATIONSHIP WITH TITAN. Titan currently owns all of the outstanding capital stock of the Company. Upon completion of the Offering, Titan will own 100% of the Company's outstanding Class B Common Stock, representing approximately 96.7% of the combined voting power of all classes of voting stock of the Company (approximately 96.2% if the Underwriters' over-allotment option is exercised in full). As long as Titan beneficially owns a majority of the combined voting power, it will have the ability to elect all of the members of the Board of Directors and thereby ultimately to control the management and affairs of the Company, including any determinations with respect to acquisitions, dispositions, borrowings, issuances of Common Stock or other securities of the Company or the declaration and payment of any dividends on the Common Stock. In addition, Titan will be able to determine the outcome of any matter submitted to a vote of the Company's stockholders for approval and to cause or prevent a change in control of the Company.

Titan could decide to sell or otherwise dispose of all or a portion of its Class B Common Stock (or, upon conversion of the Class B Common Stock, the resulting Class A Common Stock) at some future date, and there can be no assurance that, in any transfer by Titan of a controlling interest in the Company, any holders of Class A Common Stock will be allowed to participate in such transaction or will realize any premium with respect to their shares of Class A Common Stock. Sales or distribution by Titan of substantial amounts of Class B Common Stock (or Class A Common Stock) in the public market or to its stockholders could adversely affect prevailing market prices for the Class A Common Stock. See "Relationship with Titan and Certain Transactions."

The Company has financed its operations and growth through advances from Titan and does not currently have its own lines of credit or other external financing facilities. Although the Company presently does not anticipate a need for such outside financing facilities, the Company believes that, if and when such need arises, the Company will, subject to certain limitations and restrictions set forth in Titan's loan agreements, have access to lines of credit or financing facilities available to Titan.

POTENTIAL CONFLICTS OF INTEREST. Conflicts of interest may arise between the Company and Titan in a number of areas relating to their past and ongoing relationships, including the nature and quality of services rendered by the Company to Titan and its affiliates or by Titan and its affiliates to the Company, potential competitive business activities, issuances of Common Stock, potential shared marketing functions, tax consolidation issues, employee benefit matters, indemnity agreements, sales or distributions by Titan of all or any portion of its ownership interest in the Company or Titan's ability to control the management and affairs of the Company. Persons serving as directors, officers and employees of both the Company and

--------------------------------------------------------------------------------

Titan may have conflicting duties to each. Currently, Gene W. Ray and Eric M. DeMarco, the Company's Chairman of the Board and Chief Financial Officer, respectively, also serve as President and Chief Executive Officer and Chief Financial Officer, respectively, of Titan. In addition, J. S. Webb, a director of the Company, is also a member of Titan's Board of Directors. Ownership interests of directors or officers of the Company in the common stock of Titan could also create or appear to create potential conflicts of interest when directors and officers are faced with decisions that could have different implications for the Company and Titan. In addition, for financial reporting purposes, the Company's financial results will be included in Titan's consolidated financial statements. The members of the Board of Directors of the Company and executive officers of the Company who are affiliated with Titan will consider not only the short-term and long-term impact of financial and operating decisions on the Company, but also the impact of such decisions on Titan's consolidated financial results. In some instances, the impact of such decisions could be disadvantageous to the Company while advantageous to Titan. There can be no assurance that Titan and the Company will be able to resolve any potential conflict or that, if resolved, the Company would not receive more favorable resolution if it were dealing with an unaffiliated party. See "Description of Capital Stock--Certain Certificate of Incorporation and Bylaw Provisions."

CONTROL OF TAX MATTERS; TAX AND ERISA LIABILITY. By virtue of its controlling ownership and the terms of a tax allocation agreement (the "Tax Allocation Agreement") to be entered into between the Company and Titan, which shall apply for taxable periods during which Titan and the Company file, for federal purposes, a consolidated income tax return or, for state and local purposes, a consolidated, combined or unitary tax return, Titan will effectively control all of the Company's tax decisions. Under the Tax Allocation Agreement, Titan will have sole authority to respond to and conduct all tax proceedings (including tax audits) relating to the Company, to file federal, state and local returns on behalf of the Company and to calculate the amount of the Company's liability to Titan under the Tax Allocation Agreement. Further, pursuant to the terms of the Tax Allocation Agreement, the Company's ability to fully utilize its existing tax losses and tax losses it incurs in the future will be subject to Titan's ability to generate sufficient consolidated income to utilize such losses. Titan may choose to contest, compromise or settle any adjustment or deficiency proposed by the relevant taxing authority in a manner that may be beneficial to Titan and detrimental to the Company. See "Relationship with Titan and Certain Transactions."

For as long as Titan desires to include the Company in its consolidated group for federal income tax purposes, which requires that Titan own at least 80% of the total voting power of the Company and stock with a value equal to at least 80% of the total value of the Company, the Company may be constrained in its ability to raise equity capital or to issue Common Stock in connection with acquisitions. Upon completion of the Offering, Titan will own 100% of the Company's outstanding Class B Common Stock, representing approximately 96.7% of the combined voting power of all classes of voting stock of the Company (approximately 96.2% if the Underwriters' over-allotment option is exercised in full). Each member of a consolidated group for federal income tax purposes is jointly and severally liable for the federal income tax liability of each other member of the consolidated group. In addition, under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and federal income tax law, each member of the controlled group is jointly and severally liable for funding and termination liabilities of tax qualified defined benefit retirement plans as well as certain plan taxes. Accordingly, during the period in which the Company is included in Titan's consolidated or controlled group, the Company could be liable if such liability or tax is incurred, and not discharged, by any other member of Titan's consolidated or controlled group.

PRESERVATION OF ABILITY TO COMPLETE TAX-FREE SPIN-OFF. Titan must beneficially own at least 80% of the total voting power and 80% of each class of nonvoting capital stock of the Company in order to be able to effect a tax-free spin-off of the Company under the Internal Revenue Code of 1986, as amended (the "Code"). It is anticipated that upon completion of the Offering, Titan will continue to own at least 80% of the total voting power of the Company. Because Titan may seek to maintain its beneficial ownership percentage of the Company for tax planning purposes or otherwise and may not desire to acquire additional shares of

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14

Common Stock in connection with a future issuance of shares by the Company, the Company may be constrained in its ability to raise equity capital in the future or to issue Common Stock or other equity securities in connection with acquisitions. See "Relationship with Titan and Certain Transactions."

AFFILIATE AGREEMENTS NOT SUBJECT TO ARM'S-LENGTH NEGOTIATIONS; RELIANCE ON TITAN FOR CERTAIN
CORPORATE SERVICES. Prior to the Reorganization, the Company was not operated independently of Titan. Prior to the completion of the Offering, Titan and the Company will enter into the Affiliate Agreements, including, among others, an agreement pursuant to which Titan will provide various corporate services to the Company that may be material to the conduct of the Company's business (the "Corporate Services Agreement"). These services include certain routine and ordinary corporate services, including financial, insurance, accounting, employee benefits, payroll, tax and legal services as described in the Corporate Services Agreement. The Company's Statement of Operations include revenues and costs directly attributable to the Company, as well as certain allocations from Titan of indirect costs associated with such services and shared systems. As of September 30, 1997, the Company had incurred a $27.1 million intercompany debt to Titan. As part of the Reorganization, Titan contributed $22.1 million of such amount to the capital of the Company. The Company's future statements of operations will include revenues and costs directly attributable to the Company's operations as well as allocations from Titan for indirect costs of shared services and systems. Titan's cost of its human resources department is allocated to Titan and its subsidiaries (the "Titan Group") based upon the member's average percentage of total Titan Group headcount as of the end of the last fiscal year and as of the final day of each calendar quarter in the current fiscal year ("measuring dates"). Other corporate services are allocated based upon the average of three percentages: (i) the percentage of the Company's payroll to the total payroll of the Titan Group, (ii) the percentage of the Company's operating revenue to the total operating revenue of the Titan Group, and (iii) the percentage of the average net book value of the sum of the Company's tangible capital assets plus inventories to the total average net book value of the tangible capital assets plus inventory of the Titan Group as of the measuring dates. These allocations may be adjusted by Titan based upon its assessment of the relative uses of these services by members of the Titan Group. Titan's method of allocating its costs is based upon government cost accounting standards and is consistent with Titan's past practices for allocating costs to its subsidiaries. This fee will be included in the operating results of the Company. With respect to matters covered by the Corporate Services Agreement, the relationship between Titan and the Company is intended to continue in a manner generally consistent with past practices. Because the Company is currently a wholly-owned subsidiary of Titan, none of the Affiliate Agreements will result from arm's-length negotiations. These agreements may include terms and conditions that may be more or less favorable to the Company than terms contained in similar agreements negotiated with third parties. The Corporate Services Agreement shall have a one year term that expires at the end of the fiscal year and will renew automatically unless the Company elects not to renew the agreement upon at least 45 days prior notice to Titan. In addition, Titan may under certain circumstances remove the Company from the Titan Corporate Charter, which defines the relationships and delineates the nature of cooperation among the Titan Group (the "Charter"). Such removal would automatically terminate the Corporate Services Agreement. In the event that the Corporate Services Agreement is terminated, there can be no assurance that the Company would be able to secure alternative sources for such services or that such services could be obtained for costs comparable to costs to be charged by Titan. See "Relationship with Titan and Certain Transactions."

GOVERNMENT REGULATIONS. The Company's products are incorporated into communications systems that are subject to various government regulations. Regulatory changes, including changes in the allocation of available frequency spectrum and in the military standards and specifications which define the current satellite networking environment, could significantly impact the Company's operations by restricting development efforts by the Company's customers, making current products obsolete or increasing the opportunity for additional competition. In addition, in certain circumstances the Company' local partners must obtain various approvals, licenses and permits prior to the installation of the Company's products.

--------------------------------------------------------------------------------

Although the Company believes that it or its local partners will be able to obtain the requisite approvals, licenses and permits from the countries in which the Company intends to provide its products, the regulatory schemes in each country are different and thus there may be instances of noncompliance of which the Company is not aware. Further, certain countries in which the Company intends to operate have telecommunications laws and regulations that do not currently contemplate technical advances in communications technology such as multi-function transmissions via satellite. There can be no assurance that regulatory bodies will not promulgate new regulations that could have a material adverse effect on the Company's business, financial condition and results of operations. Changes in, or the failure by the Company to comply with, applicable domestic and international regulations could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the increasing demand for satellite communications has exerted pressure on regulatory bodies worldwide to adopt new standards for such products and services, generally following extensive investigation of and deliberation over competing technologies. The delays inherent in this governmental approval process have caused and may continue to cause the cancellation, postponement or rescheduling of the installation of communications systems by the Company's customers, which in turn may have a material adverse effect on the sale of products by the Company to such customers.

The sale of the Company's products outside the United States is subject to compliance with the regulations of the United States Export Administration Regulations. The absence of comparable restrictions on competitors in other countries may adversely affect the Company's competitive position. See "Business-- Government Contracts and Regulations."

RELIANCE ON KEY PERSONNEL. The Company's success depends in large part upon its ability to attract and retain highly qualified technical and management personnel, including without limitation, telecommunications engineers and management personnel with security clearances required for the Company's classified work. The loss of the services of any of these individuals or group of individuals could have a material adverse effect on the Company's business, financial condition and results of operations. Most of the Company's key personnel are not subject to employment or noncompetition agreements. Competition for such personnel from other companies, academic institutions, government entities and other organizations is intense. There can be no assurance that the Company will be successful in hiring or retaining such key personnel.

ABSENCE OF PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE; TRADING OF TITAN COMMON STOCK. Prior to the Offering, there has been no public market for the Class A Common Stock, and there can be no assurance that a viable public market for the Class A Common Stock will develop or be sustained after the Offering. The Company believes that factors such as announcements of developments related to the Company's business, announcements of technological innovations or new products or enhancements by the Company or its competitors, developments in the Company's relationships with its customers, partners, distributors and suppliers, changes in analysts' estimates, regulatory developments, fluctuations in results of operations and general conditions in the Company's market or the markets served by the Company's customers or the economy could cause the price of the Class A Common Stock to fluctuate, perhaps substantially. In addition, in recent years the stock market in general, and technology companies in particular have been subject to significant price fluctuations, which have often been unrelated to the operating performance of affected companies. Such fluctuations could adversely affect the market price of the Class A Common Stock. Furthermore, the market price of the Class A Common Stock may be significantly affected by trading in the shares of Titan common stock on the New York Stock Exchange since Linkabit Wireless currently constitutes a substantial portion of the consolidated total assets of Titan and contributes a substantial portion of the consolidated net income of Titan. There can be no assurance that the market price of the Class A Common Stock will not experience significant fluctuations in the future, including fluctuations that are unrelated to the Company's performance.

--------------------------------------------------------------------------------

ANTI-TAKEOVER EFFECTS OF CERTAIN CHARTER PROVISIONS. Certain provisions of the Company's Certificate of Incorporation and Bylaws could discourage potential acquisition proposals, could delay or prevent a change in control of the Company and could make removal of management more difficult. Such provisions could diminish the opportunities for a stockholder to participate in tender offers, including tender offers that are priced above the then current market value of the Class A Common Stock. The provisions also may inhibit increases in the market price of the Class A Common Stock that could result from takeover attempts. Additionally, the Board of Directors of the Company, without further stockholder approval, may issue up to 10,000,000 shares of Preferred Stock, in one or more series, with such terms as the Board of Directors may determine, including rights such as voting, dividend and conversion rights which could adversely affect the voting power and other rights of the holders of Common Stock. Preferred Stock may be issued quickly with terms which delay or prevent the change in control of the Company or make removal of management more difficult. Also, the issuance of Preferred Stock may have the effect of decreasing the market price of the Class A Common Stock. Other than as set forth under "Description of Capital Stock," the Company does not currently intend to adopt any anti-takeover provisions.

DILUTION. The initial public offering price is expected to be substantially higher than the net tangible book value per share of the Class A Common Stock. Investors purchasing shares of Class A Common Stock in the Offering will therefore incur immediate and substantial net tangible book value dilution. To the extent that stock options (currently outstanding or subsequently granted) to purchase Class A Common Stock are exercised, there will be further dilution. See "Dilution."

SHARES ELIGIBLE FOR FUTURE SALE. Sales of substantial amounts of Class A Common Stock in the public market or the prospect of such sales could materially and adversely affect the market price of the Class A Common Stock.

Upon completion of the Offering, the Company will have 2,700,000 shares of Class A Common Stock outstanding (assuming no exercise of the Underwriters' over-allotment option). In addition, as of September 30, 1997, the Company had granted stock options to certain employees and directors for the purchase of an aggregate of approximately 865,000 shares of Class A Common Stock. The 2,700,000 shares of Class A Common Stock being sold hereby will be freely tradable (other than by an "affiliate" of the Company as such term is donned in Rule 144 of the Securities Act) without restriction or registration under the Securities Act. All remaining shares were issued and sold by the Company in a private transactions ("Restricted Shares") and are eligible for public sale if registered under the Securities Act or sold in accordance with Rule 701 thereunder.

Titan, which will own 7,800,000 shares of Class B Common Stock upon completion of the Offering, and certain restricted persons have agreed they will not sell any shares of Common Stock owned by them without the prior written consent of the representatives of the Underwriters for a period of 180 days from the effective date of the Registration Statement of which this Prospectus is a part (the "Lockup Period"). See "Underwriting." Following the expiration of the Lockup Period, Titan and such restricted persons may sell such shares only pursuant to the requirements of Rule 144 or pursuant to an effective registration statement under the Securities Act. Furthermore, the shares held by Titan and such restricted persons are "restricted securities" within the meaning of Rule 144. Following the expiration of the Lockup Period, 3,900,000 of the shares of Class B Common Stock held by Titan will be eligible for sale in the public market subject to compliance with Rule 144. The remaining 3,900,000 shares of Class B Common Stock held by Titan will be eligible for sale in compliance with Rule 144 in September 1998.

Subject to certain limitations on the aggregate offering price of a transaction and other conditions, Rule 701 may be relied upon with respect to the resale of securities originally purchased from the Company by its employees, directors, officers, consultants or advisers prior to the closing of the Offering, pursuant to written compensatory benefit plans or written contracts relating to the compensation of such persons. In addition, the Securities and Exchange Commission has indicated that Rule 701 will apply to stock options granted by the Company before the Offering, along with the shares acquired upon exercise of

--------------------------------------------------------------------------------
such options. Securities issued in reliance on Rule 701 are deemed to be Restricted Shares and, beginning 90 days after the date of this Prospectus (unless subject to the contractual restrictions described above), may be sold by persons other than affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its one-year minimum holding period requirements. See "Management--Stock Option Plans," "--Employee Stock Purchase Plan," "--Non-Employee Directors' Stock Option Plan," "Shares Eligible For Future Sale" and "Underwriting."

INVESTMENT COMPANY ACT CONSIDERATIONS. The regulatory scope of the Investment Company Act of 1940, as amended (the "Investment Company Act"), which was enacted principally for the purpose of regulating vehicles for pooled investments in securities, extends generally to companies engaged primarily in the business of investing, reinvesting, owning, holding or trading in securities. The Investment Company Act may, however, also be deemed to be applicable to a company which does not intend to be characterized as an investment company but which, nevertheless, engages in activities which may be deemed to be within the definitional scope of certain provisions of the Investment Company Act. The Company believes that its actions will not subject the Company to regulation under the Investment Company Act. Nevertheless, there can be no assurance that the Company will not be deemed to be an investment company. In the event the Company is deemed to be an investment company, the Company may become subject to certain restrictions relating to the Company's activities, including, but not limited to, restrictions on the nature of its investments and the issuance of securities. In addition, the Investment Company Act imposes certain requirements on companies deemed to be within its regulatory scope, including registration as an investment company, adoption of a specific form of corporate structure and compliance with certain burdensome reporting, record-keeping, voting, proxy, disclosure and other rules and regulations. The characterization of the Company as an investment company may, under certain circumstances, have a material adverse effect on the Company.

--------------------------------------------------------------------------------

FORWARD-LOOKING STATEMENTS

This Prospectus includes "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and
Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements, other than statements of historical facts, included or incorporated by reference in this Prospectus which address activities, events or developments which the Company expects or anticipates will or may occur in the future, including such things as the attainment of product development goals or the receipt of product orders or the entering into of strategic relationships and other similar matters, are forward-looking statements. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform with the Company's expectations and predictions is subject to a number of risks and uncertainties which could cause actual results to differ materially from the Company's expectations, including the risk factors discussed in this Prospectus and other factors, many of which are beyond the control of the Company. Consequently, all of the forward-looking statements made in this Prospectus are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences to or effects on the Company or its business or operations. The Company assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise.

--------------------------------------------------------------------------------

                                USE OF PROCEEDS
--------------------------------------------------------------------------------

The net proceeds to the Company from the sale of shares of Class A Common Stock offered by the Company hereby are estimated to be $31.7 million ($36.6 million if the Underwriters' over-allotment option is exercised in full), based on an assumed public offering price of $13.00 per share, and after deduction of the underwriting discounts and commissions and estimated offering expenses payable by the Company.

The Company intends to use the net proceeds from the Offering principally for working capital and general corporate purposes, including enhancement of internal research and development capabilities, hiring of sales, marketing and customer service personnel, and capital equipment purchases. The amounts actually expended by the Company for working capital purposes will vary significantly depending on a number of factors, including future revenue growth, if any, and the amount of cash, if any, generated by the Company's operations. The Company's management will retain broad discretion in the allocation of the net proceeds of the Offering. The Company may also use a portion of the net proceeds to fund acquisitions of complementary technologies, products or businesses, although the Company has no current agreements or commitments for any such acquisition. Pending such uses, the Company intends to invest the net proceeds of the Offering in short-term, interest bearing, investment-grade securities.

                                DIVIDEND POLICY
--------------------------------------------------------------------------------

The Company has never declared or paid any cash dividends on its Common Stock. The Company currently intends to retain any future earnings for funding growth and, therefore, does not anticipate paying any cash dividends on its Common Stock in the foreseeable future.

                                 CAPITALIZATION
--------------------------------------------------------------------------------

The following table sets forth at September 30, 1997 (i) the actual capitalization of the Company and (ii) the capitalization as adjusted to reflect the receipt of the estimated net proceeds, based on an assumed initial public offering price of $13.00 per share, from the sale of 2,700,000 shares of Class A Common Stock being offered by the Company hereby and after deduction of the underwriting discounts and commissions and estimated offering expenses payable by the Company. This table should be read in conjunction with the Financial Statements of the Company and related Notes thereto appearing elsewhere in this Prospectus.

                                                                                            SEPTEMBER 30, 1997
                                                                                          ----------------------
                                                                                           ACTUAL    AS ADJUSTED
                                                                                          ---------  -----------
                                                                                              (in thousands)
Stockholders' equity:
  Preferred stock, $.001 par value; 10,000,000 shares authorized, actual and as
    adjusted; no shares issued or outstanding, actual and as adjusted...................  $      --   $      --
  Class A Common Stock, $.001 par value, 30,000,000 shares authorized; none issued and
    outstanding, actual; 2,700,000 shares issued and outstanding, as adjusted(1)........         --           3
  Class B Common Stock, $.001 par value; 7,800,000 shares authorized, issued and
    outstanding, actual and as adjusted(1)..............................................          8           8
  Additional paid-in capital............................................................     22,067      53,807
  Parent company investment.............................................................      5,000       5,000
  Deferred compensation.................................................................     (1,000)     (1,000)
  Retained deficit......................................................................     (4,983)     (4,983)
                                                                                          ---------  -----------
    Total stockholders' equity..........................................................     21,092      52,835
                                                                                          ---------  -----------
      Total capitalization..............................................................  $  21,092   $  52,835
                                                                                          ---------  -----------
                                                                                          ---------  -----------

--------------------------

(1) Excludes: (i) approximately 865,000 shares of Class A Common Stock issuable upon exercise of outstanding stock options as of September 30, 1997, at a weighted average exercise price of $3.68 per share and (ii) approximately 1,945,000 shares of Class A Common Stock reserved for future issuance under the Company's 1997 Stock Option Plan, Employee Stock Purchase Plan and Non-Employee Directors' Stock Option Plan. See "Capitalization" and "Management," "Description of Capital Stock" and Notes 8, 9 and 10 of Notes to Financial Statements. To the extent that outstanding options are exercised in the future, there may be further dilution to stockholders.

--------------------------------------------------------------------------------

                                    DILUTION
--------------------------------------------------------------------------------

As of September 30, 1997, the Company had a net tangible book value of $20.0 million, or $2.56 per share of Common Stock. Net tangible book value per share is determined by dividing the net tangible book value (tangible assets less liabilities) of the Company by the 7,800,000 shares of Common Stock outstanding at such date. Net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of Class A Common Stock in the Offering, and the net tangible book value per share of Common Stock immediately after the completion of the Offering. Without taking into account any changes in net tangible book value after September 30, 1997 other than to give effect to the sale by the Company of the 2,700,000 shares of Class A Common Stock offered hereby (based upon an assumed offering price of $13.00 per share), and the receipt by the Company of the estimated net proceeds therefrom, the pro forma net tangible book value of the Company as of September 30, 1997 would have been $4.93 per share. This represents an immediate increase in the pro forma net tangible book value of $2.37 per share to existing investors, and an immediate dilution in net tangible book value of $8.07 per share to new investors purchasing shares of Class A Common Stock in the Offering.

The following table presents this per share dilution:

Assumed public offering price per share................................             $   13.00
    Net tangible book value per share as of September 30, 1997.........  $    2.56
    Increase per share attributable to the Offering....................       2.37
                                                                         ---------
Pro forma net tangible book value per share after the Offering.........                  4.93
                                                                                    ---------
Dilution per share to new investors....................................             $    8.07
                                                                                    ---------
                                                                                    ---------

The following table summarizes on a pro forma basis, as of September 30, 1997, the differences between the existing stockholders and the purchasers of shares in the Offering (at an assumed price of $13.00 per share) with respect to the number of shares purchased from the Company, the total consideration paid and the average price per share paid.

                                                  SHARES PURCHASED       TOTAL CONSIDERATION
                                               ----------------------  -----------------------   AVERAGE PRICE
                                                NUMBER      PERCENT      AMOUNT      PERCENT       PER SHARE
                                               ---------  -----------  ----------  -----------  ---------------

Existing stockholders........................  7,800,000        74.3%  $22,075,000       38.6%     $    2.83
New investors................................  2,700,000        25.7   35,100,000        61.4      $   13.00
                                               ---------  -----------  ----------  -----------
    Total....................................  10,500,000      100.0%  57,175,000       100.0%
                                               ---------  -----------  ----------  -----------
                                               ---------  -----------  ----------  -----------

The preceding tables exclude: (i) approximately 865,000 shares of Class A Common Stock issuable upon exercise of outstanding stock options as of September 30, 1997, at a weighted average exercise price of $3.68 per share and (ii) approximately 1,945,000 shares of Class A Common Stock reserved for future issuance under the Company's 1997 Stock Option Plan, Employee Stock Purchase Plan and Non-Employee Directors' Stock Option Plan. See "Capitalization" and "Management," "Description of Capital Stock" and Notes 8, 9 and 10 of Notes to Financial Statements. To the extent that outstanding options are exercised in the future, there may be further dilution to stockholders.

--------------------------------------------------------------------------------

                            SELECTED FINANCIAL DATA
--------------------------------------------------------------------------------

The following selected financial data as of December 31, 1995 and 1996 and for the years ended December 31, 1994, 1995 and 1996 have been derived from and should be read in conjunction with the Company's audited financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein. The selected financial data as of December 31, 1992 and 1993 and for the years ended December 31, 1992 and 1993 have been derived from financial statements not included herein. The selected statement of operations data for the nine months ended September 30, 1996 and 1997 and the selected balance sheet data as of September 30, 1997 are taken or derived from unaudited financial statements of the Company. In the opinion of management, such unaudited financial statements include all normal recurring adjustments necessary for a fair presentation of the results for such periods. The results of operations for the nine months ended September 30, 1997 are not necessarily indicative of the results to be expected for the year ending December 31, 1997.

                                                                                                  NINE MONTHS ENDED
                                                        YEARS ENDED DECEMBER 31,                    SEPTEMBER 30,
                                          -----------------------------------------------------  --------------------
                                            1992       1993       1994       1995       1996       1996       1997
                                          ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                (in thousands, except per share amounts)             (Unaudited)
                                          -----------------------------------------------------  --------------------
STATEMENT OF OPERATIONS DATA:
Revenues................................  $  44,243  $  25,246  $  26,464  $  25,506  $  27,850  $  18,950  $  34,619
Gross profit............................     14,323     (3,193)     9,480     10,016      9,195      6,080     11,805
Selling, general and administrative
  expense...............................      8,259      7,287      4,841      6,298      7,230      5,210      5,683
Research and development expense........      1,813      1,288      3,063      5,416      7,544      5,410      8,130
Income (loss) before taxes..............      4,251    (11,768)     1,576     (1,698)    (5,579)    (4,540)    (2,008)
Net income (loss).......................      3,741     (6,943)     1,040     (1,290)    (3,682)    (2,996)    (1,286)
Net income (loss) per share.............  $    0.46  $   (0.86) $    0.13  $   (0.16) $   (0.46) $   (0.37) $   (0.16)
Weighted average common shares and
  common share equivalents used in
  computing income (loss) per share.....      8,065      8,065      8,065      8,065      8,065      8,065      8,065

                                                              DECEMBER 31,                           SEPTEMBER 30, 1997
                                          -----------------------------------------------------  --------------------------
                                            1992       1993       1994       1995       1996      ACTUAL    AS ADJUSTED(1)
                                          ---------  ---------  ---------  ---------  ---------  ---------  ---------------
                                                                           (in thousands)
BALANCE SHEET DATA:
Cash and cash equivalents...............  $      --  $      --  $      --  $      --  $      --  $      --     $  31,743
Working capital.........................     24,140     14,266      1,198      5,940     10,073     17,129        48,872
Total assets............................     33,604     23,244      8,988     13,150     21,458     26,988        58,731
Long-term debt, including current
  portion...............................         --         --         --         --         --         --            --
Stockholders' equity....................     26,604     17,005      3,539      8,785     13,906     21,092        52,835

--------------------------

(1) Adjusted to give effect to the receipt of the net proceeds from the sale of 2,700,000 shares of Class A Common
    Stock offered by the Company hereby (at an assumed initial public offering price of $13.00 per share, after deduction of underwriting discounts and commissions and estimated expenses payable by the Company in connection with the Offering).

--------------------------------------------------------------------------------

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE SECURITIES ACT. DISCUSSIONS CONTAINING SUCH FORWARD-LOOKING STATEMENTS MAY BE FOUND THROUGHOUT THIS PROSPECTUS, INCLUDING WITHOUT LIMITATION IN THE MATERIALS SET FORTH UNDER "PROSPECTUS SUMMARY," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "BUSINESS." ACTUAL EVENTS OR RESULTS MAY DIFFER MATERIALLY FROM THOSE DISCUSSED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS, INCLUDING WITHOUT LIMITATION THE RISKS SET FORTH UNDER "RISK FACTORS" AND THE MATTERS SET FORTH IN THIS PROSPECTUS GENERALLY.

OVERVIEW

Linkabit Wireless specializes in the development and production of advanced satellite ground terminals, satellite voice/data modems, networking systems and other products used to provide bandwidth efficient communications for commercial and government customers. The Company also provides research, development and engineering services for customers under contractual arrangements. These types of services, as a percent of the Company's total revenues, declined in 1997, and are expected to continue to decline as a percent of total revenues in the future, as production and deliveries of Xpress Connection, Mini-DAMA and other products increase. The Company utilizes contract manufacturers to produce a significant portion of its products. These turn-key vendors currently are located domestically and are an integral component of the Company's ability to meet the demand for its products in a cost-effective manner. The Company expects its turn-key vendors to play an increasing role in the future as more and more of the Company's products are manufactured by third parties. However, all quality assurance, test assembly and customer qualification are performed by the Company's highly trained manufacturing and test personnel.

Historically, the Company's revenues have been derived from contracts with the agencies of the U.S. government, principally the Department of Defense ("DOD"). U.S. government revenues amounted to $21.7 million, $25.2 million and $22.8 million, or 85%, 90% and 66% of total revenues, for the years ended December 31, 1995 and 1996 and for the nine months ended September 30, 1997, respectively. Beginning in 1995, the Company began to realize the benefit of its strategy of leveraging the technology developed in its defense business to produce commercial products and generate commercial sales. Commercial revenues have totaled $3.8 million, $2.6 million and $11.8 million for the years ended December 31, 1995 and 1996 and for the nine months ended September 30, 1997, respectively. Aggregate Company revenues increased from $25.5 million for the year ended December 31, 1995 to $27.8 million for the year ended December 31, 1996 and to $34.6 million for the nine months ended September 30, 1997. The Company has achieved this growth exclusively through internally generated business.

Substantially all of the Company's commercial sales to date have been to customers located in the Pacific Rim, principally to PSN. The Company has a strategic relationship with PSN, whereby the Company and PSN work jointly to market each others' products and services throughout Asia. The Company believes that sales of its products to PSN and other foreign customers may become more significant and that its revenue mix could be predominately with foreign customers in the future. As a result, a decline in the value of certain foreign currencies relative to the U.S. dollar could make certain of the Company's products less price-competitive. This risk is particularly sensitive, given the recent currency devaluations in Indonesia, Malaysia, Taiwan and the Philippines, countries in which the Company currently sells or intends to sell its commercial products. The Company believes that its global competitors generally denominate their contracts in U.S. dollars and, thus, are faced with similar risks. Accordingly, the Company does not believe that foreign currency fluctuations will have a material adverse impact on its ability to compete with these competitors in these markets. However, since the Company's contracts are generally U.S. dollar-denominated, foreign currency fluctuations could have a material impact on demand for the Company's products.

--------------------------------------------------------------------------------

The Company attempts to mitigate credit risk relative to sales to foreign customers through its policy of requiring payment primarily in the form of stand-by letters of credit, advance deposits or wire transfers prior to shipment.

The Company's products are sold and its services are provided primarily through three types of contracts: fixed-price, time-and-materials and cost-reimbursement. The Company derived approximately 77%, 88% and 89% of revenues from government contracts for the years ended December 31, 1995 and 1996 and for the nine months ended September 30, 1997, respectively, from fixed-price contracts. These contracts require the Company to provide products and services under a contract at a predetermined price. The Company derived approximately 11%, 2% and 8% of its government revenues for the years ended December 31, 1995 and 1996 and for the nine months ended September 30, 1997, respectively, from time-and-materials contracts. These contracts provide for the reimbursement of labor hours expended at an established hourly rate negotiated in the contract, plus the cost of materials utilized in providing such products or services. The remaining 12%, 10% and 3% of the Company's government revenues for the years ended December 31, 1995 and 1996 and for the nine months ended September 30, 1997, respectively, were derived from cost-reimbursement contracts. These contracts provide for the reimbursement of all actual costs incurred in performing the contracts to the extent that such costs are within the contract ceiling and allowable under the terms of the contracts, plus fee or profit. See "Risk Factors--Contract Profit Exposure; Development Contracts."

The Company's gross profit margins historically have varied as a result of the nature and mix of contracts in progress. For example, gross profit margins on production-type contracts typically exceed margins on development contracts.

As of September 30, 1997, the Company had a backlog of $15.8 million, which is expected to be substantially delivered by December 31, 1998. In addition, the Company had remaining priced options, exercisable through September 30, 1999, of $56.0 million from the U.S. Navy for full-scale production of its Mini-DAMA satellite communications terminals. Although the Company expects that a substantial number of these options will be exercised in the future, there can be no assurance that any such options will be exercised.

Selling, general and administrative ("SG&A") expenses consist primarily of personnel costs and expenses for business development, marketing, sales, general management, contract administration and finance. The Company's SG&A expenses have increased as its revenues have increased. However, SG&A expenses as a percent of revenues have decreased as economies of scale and efficiencies have been achieved. These trends are expected to continue in the future, with SG&A expenditures increasing in absolute dollars and decreasing as a percent of revenues. The Company intends to significantly increase its sales and marketing efforts, particularly in the latter part of 1998.

Historically, the Company has made significant investments in independent research and development ("R&D"). The Company maintains a staff of engineers, other scientific professionals and support personnel engaged in development of new applications of technology and improvements of existing products. R&D expenses consist primarily of salaries and other personnel-related expenses, supplies and prototype materials related to research and development programs. R&D expenditures for each of the last several years were incurred primarily in connection with the development of Xpress Connection, satellite telephony and other satellite DAMA products. A significant portion of 1996 and 1997 R&D expenses relate to the LST-5D, LSM-1000, Mini-DAMA and Xpress Connection development efforts, the majority of which are expected to be completed by December 31, 1997. R&D costs are expensed as they are incurred.

Total expenditures for research and development, including customer funded development, were $8.5 million, $9.8 million and $9.2 million for the years ended December 31, 1995 and 1996 and for the nine

--------------------------------------------------------------------------------
months ended September 30, 1997, respectively. The majority of the Company's customer funded development activity has historically been funded under contracts with the U.S. government. This funding is accounted for as revenue and the related development expenditures are expensed as costs of revenue. Customer funded development was $3.1 million and $2.3 million for the years ended December 31, 1995 and 1996, respectively, and $1.1 million for the nine months ended September 30, 1997.

The Company expects that total research and development expenditures will increase in 1998. However, due to the planned increases in customer funded development in early 1998, the Company expects that its independent R&D expenses will decrease in fiscal 1998 compared to 1997.

The Company and Titan have entered into a Corporate Services Agreement, pursuant to which Titan's corporate staff and shared services organization will provide certain administrative services, including accounting, tax, legal, risk management, employee benefit administration, centralized cash management and certain other services to the Company for a fee. To date, such allocations have been generally based on the proportionate labor costs, revenues and carrying value of net tangible assets of the Company to the rest of Titan and have been included in the Company's results of operations. See "Relationship with Titan and Certain Transactions."

The Company and Titan have also entered into a Tax Allocation Agreement, under which the Company will be included in Titan's consolidated federal and state income tax returns, as long as Titan owns at least 80% of the total voting power of the Company and stock with a value equal to at least 80% of the total value of the Company. The impact of the Company being party to such a tax allocation agreement is not expected to materially impact the Company's income tax liability relative to what it would be if it were an independent taxpayer. The Company has recently established a wholly-owned foreign subsidiary, Linkabit Wireless Limited, to potentially facilitate its ongoing global business endeavors, as well as its world-wide tax-planning strategy.

RESULTS OF OPERATIONS

The following table sets forth, as a percentage of total revenues, certain operations data for the periods indicated.

                                                                                    NINE MONTHS ENDED
                                                YEARS ENDED DECEMBER 31,              SEPTEMBER 30,
                                          -------------------------------------  ------------------------
                                             1994         1995         1996         1996         1997
                                          -----------  -----------  -----------  -----------  -----------
                                                                                       (Unaudited)
Revenues................................       100.0%       100.0%       100.0%       100.0%       100.0%
Cost of revenues........................        64.2         60.7         67.0         67.9         65.9
                                               -----        -----        -----        -----        -----
Gross profit............................        35.8         39.3         33.0         32.1         34.1
Operating expenses:
  Selling, general and administrative...        18.2         24.7         25.9         27.5         16.4
  Research and development..............        11.6         21.2         27.1         28.5         23.5
                                               -----        -----        -----        -----        -----
Income (loss) before income taxes.......         6.0         (6.6)       (20.0)       (23.9)        (5.8)
Income tax provision (benefit)..........         2.1         (1.6)        (6.8)        (8.1)        (2.1)
                                               -----        -----        -----        -----        -----
Net income (loss).......................         3.9%        (5.0)%      (13.2)%      (15.8)%       (3.7)%
                                               -----        -----        -----        -----        -----
                                               -----        -----        -----        -----        -----

NINE MONTHS ENDED SEPTEMBER 30, 1997 VS. NINE MONTHS ENDED SEPTEMBER 30, 1996

REVENUES. The Company's revenues increased 82.7% from $18.9 million for the nine months ended September 30, 1996 to $34.6 million for the nine months ended September 30, 1997. This increase is due to fulfillment of the Company's initial contract for Xpress Connection units with PSN, and an increase in deliveries of Mini-DAMA, LST-5D and LSM-1000 UHF Satcom products. Specifically, Xpress Connection

--------------------------------------------------------------------------------
and Mini-DAMA related revenues increased 667.9% and 36.1%, respectively, for the nine months ended September 30, 1997, compared to the nine months ended September 30, 1996.

GROSS PROFIT. The Company's gross profit margins have varied in the past due to the stage of completion and changing mix of its contracts, which have included development, initial production and full-scale production contracts. The increase in gross profit margins in 1997 was primarily a result of an increase in full scale production type contracts, which generally carry higher gross profit margins.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. SG&A expenses as a percent of revenues decreased from 27.5% for the nine months ended September 30, 1996, to 16.4% for the nine months ended September 30, 1997. During the same periods, SG&A expenses increased from $5.2 million to $5.7 million, primarily as a result of continued addition of sales, marketing and customer service personnel required to support the Company's revenue growth.

RESEARCH AND DEVELOPMENT. R&D expenses increased from $5.4 million for the nine months ended September 30, 1996 to $8.1 million for the nine months ended September 30, 1997. This increase resulted primarily from higher R&D expenditures related to the Company's Xpress Connection product and certain certification costs related to the Company's LSM-1000 and LST-5D UHF Satcom products. During the same periods, R&D expenses as a percent of revenues decreased from 28.5% to 23.5%, due primarily to the higher rate of growth in revenue during the period.

BENEFIT FOR INCOME TAXES. The income tax benefit for the nine months ended September 30, 1997 approximated an effective rate of 36%, compared to 34% for the nine months ended September 30, 1996, as a result of Titan's ability to more fully utilize losses generated by Linkabit Wireless.

YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

REVENUES. The Company's revenues increased 9.2% from $25.5 million in 1995 to $27.8 million in 1996. This increase reflects the growth in defense related production and development contracts, primarily associated with the Company's Mini-DAMA product and the Company's LST-5D and LSM-1000 UHF Satcom products. Revenues from production orders increased from $9.5 million (37.2% of revenues) in 1995 to $14.7 million (52.7% of revenues) in 1996. Overall growth in revenues was primarily due to sales of the Company's Mini-DAMA product.

Revenues declined slightly from $26.5 million in 1994 to $25.5 million in 1995. This change was primarily a result of the completion in 1994 of certain government contracts, offset partially by increased commercial revenues in 1995.

GROSS PROFIT. Gross profit margin, excluding a $1.4 million one time credit recorded in 1995 related to the resolution of a contract dispute, decreased from 35.7% (pro forma) for the year ended December 31, 1995 to 33.0% for the year ended December 31, 1996. This change was due to a number of factors including product mix, stage of completion of certain contracts and decreased revenues from certain of the Company's commercial products.

Excluding the aforementioned $1.4 million credit recorded in 1995, gross profit margin remained relatively unchanged at 35.8% in 1994, compared to 35.7% (pro forma) in 1995.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. SG&A expenses as a percent of revenues increased from 24.7% in 1995 to 25.9% in 1996. During the same periods, SG&A expenses increased from $6.3 million to $7.2 million, primarily as a result of the addition of sales, marketing and customer service personnel required to support the Company's revenue growth.

The Company's ramp up of operations was also evident in 1995, in which SG&A expenses as a percent of revenues increased from 18.2% in 1994 to 24.7% in 1995. During the same period, SG&A expenses increased from $4.8 million to $6.3 million.

--------------------------------------------------------------------------------

RESEARCH AND DEVELOPMENT. R&D expenses increased from $5.4 million in 1995 to $7.5 million in 1996. This increase primarily reflects increased labor and related costs associated with the ongoing development of the Company's Mini-DAMA, Xpress Connection and other products during the period. During the same periods, R&D expenses as a percent of revenues increased from 21.2% to 27.1%.

R&D expenses increased from $3.1 million in 1994 to $5.4 million in 1995. A significant portion of this increase relates to the LST-5D and LSM-1000 development efforts. As a percent of revenues, R&D increased from 11.6% to 21.2% for the year ended December 31, 1994, as compared to the year ended December 31, 1995, respectively.

PROVISION (BENEFIT) FOR INCOME TAXES. The income tax (benefit) in 1996 approximated an effective rate of (34%), compared to (24%) in 1995. The lower 1995 income tax (benefit) was limited to (24%) due to Titan's inability to fully utilize certain of the Company's net operating loss carry forwards at that time.

The income tax provision in 1994 approximated 34%, compared to a tax (benefit) of (24%) in 1995.

--------------------------------------------------------------------------------

QUARTERLY RESULTS

The following table sets forth certain financial information for each of the Company's last seven quarters. The information for each of these quarters is unaudited but includes all adjustments, consisting only of normal recurring adjustments, which the Company considers necessary for a fair presentation of this information when read in conjunction with the Financial Statements and Notes thereto appearing elsewhere in this Prospectus. The results of operations for any quarter and any quarter-to-quarter trends are not necessarily indicative of results to be expected for any future periods (all amounts in thousands).

                                                                                  QUARTER ENDED
                                                         ---------------------------------------------------------------
                                                                                1996                            1997
                                                         --------------------------------------------------  -----------
                                                          Mar. 31,     June 30,     Sept. 30,    Dec. 31,     Mar. 31,
                                                         -----------  -----------  -----------  -----------  -----------
                                                                                   (Unaudited)
Revenues...............................................   $   6,160    $   6,110    $   6,680    $   8,900    $  11,025
Gross profit...........................................       1,902        1,947        2,231        3,115        3,599
Selling, general and administrative....................       1,839        1,707        1,664        2,020        1,960
Research and development...............................       1,811        2,101        1,498        2,134        1,929
Loss before income taxes...............................      (1,748)      (1,861)        (931)      (1,039)        (290)
Net loss...............................................   $  (1,154)   $  (1,228)   $    (614)   $    (686)   $    (186)
                                                         -----------  -----------  -----------  -----------  -----------
                                                         -----------  -----------  -----------  -----------  -----------


                                                          June 30,     Sept. 30,
                                                         -----------  -----------

Revenues...............................................   $  12,501    $  11,093
Gross profit...........................................       4,228        3,978
Selling, general and administrative....................       1,950        1,773
Research and development...............................       3,263        2,938
Loss before income taxes...............................        (985)        (733)
Net loss...............................................   $    (630)   $    (470)
                                                         -----------  -----------
                                                         -----------  -----------

The following table sets forth the above unaudited quarterly financial information as a percentage of total revenues.

                                                                                  QUARTER ENDED
                                                         ---------------------------------------------------------------
                                                                                1996                            1997
                                                         --------------------------------------------------  -----------
                                                          Mar. 31,     June 30,     Sept. 30,    Dec. 31,     Mar. 31,
                                                         -----------  -----------  -----------  -----------  -----------
Revenues...............................................       100.0%       100.0%       100.0%       100.0%       100.0%
Gross profit...........................................        30.9         31.9         33.4         35.0         32.6
Selling, general and administrative....................        29.9         27.9         24.9         22.7         17.7
Research and development...............................        29.4         34.4         22.4         24.0         17.5
Loss before income taxes...............................       (28.4)       (30.4)       (13.9)       (11.7)        (2.6)
Net loss...............................................       (18.7)%      (20.1)%       (9.2)%       (7.7)%       (1.7)%
                                                              -----        -----        -----        -----        -----
                                                              -----        -----        -----        -----        -----


                                                          June 30,     Sept. 30,
                                                         -----------  -----------
Revenues...............................................       100.0%       100.0%
Gross profit...........................................        33.8         35.9
Selling, general and administrative....................        15.6         16.0
Research and development...............................        26.1         26.5
Loss before income taxes...............................        (7.9)        (6.6)
Net loss...............................................        (5.0)%       (4.2)%
                                                              -----        -----
                                                              -----        -----

The Company has experienced and expects to continue to experience significant fluctuations in quarterly and annual revenues, gross margins and operating results, and there can be no assurance that the Company will be profitable in any particular period. Demand for the Company's products, particularly its commercial products, can vary significantly from quarter to quarter due to revisions in budgets or schedules for customer projects requiring the Company's products, changes in demand for customers' products which incorporate or utilize the Company's products and other factors beyond the Company's control. Furthermore, announcements by the Company or its competitors of new products and technologies could cause customers to defer or cancel purchases of the Company's products, which could materially adversely affect the Company's business, financial condition and results of operations or result in fluctuations in the Company's results of operations from period to period. In addition, the procurement process for most of the Company's current and potential customers is complex and lengthy, and the timing and amount of revenues is difficult to reliably predict. A single customer's order scheduled for delivery in a quarter can represent a significant portion of the Company's potential revenues for such quarter. During the nine months ended September 30, 1997, approximately 25% and 38% of the Company's revenues were derived from contracts with its largest customers, PSN and the U.S. Navy, respectively. Any disruption with respect to either of these customers could have a material adverse effect on the Company in any period where such a disruption occurs. As a result, the Company's operating results for particular periods have in the past been and may be adversely affected by a delay, rescheduling or cancellation of even one purchase order. In addition, the Company recognizes a majority of its revenues under the percentage of completion method

--------------------------------------------------------------------------------
which requires the Company to estimate the costs that will be incurred over the life of a specific contract. Actual results may differ from those estimates. In such event, the Company may be required to adjust revenues in subsequent periods to account for revisions of prior period estimates. Further, purchase orders and production contracts are often received and accepted substantially in advance of delivery, and the failure to operate within budgeted contract costs could materially adversely affect the gross margins for such orders, and as a result, the Company's results of operations. Average selling prices for the Company's products may also fluctuate from period to period due to a number of factors, including product mix, competition, customer demand for products and unit volumes. A large portion of the Company's expenses are fixed and would be difficult to reduce in a timely manner should revenues not meet the Company's expectations, thus magnifying the adverse effect of any revenue shortfall. Additional factors that may cause the Company's revenues, gross margins and results of operations to vary significantly from period to period include mix of products sold; stage of completion of contracts; costs; price discounts; market acceptance and the timing of availability of new products by the Company or its customers; usage of different distribution and sales channels; warranty and customer support expenses; customization of products; and general economic and political conditions. There can be no assurance that the Company will realize positive operating results in the future, and even if so realized, there can be no assurance as to the level of such operating results.

In addition, the Company's results of operations are influenced by competitive factors, including the pricing and availability of, and demand for, its products. All of the above factors are difficult for the Company to forecast, and these and other factors could materially adversely affect the Company's business, financial condition and results of operations or result in fluctuations in the Company's results of operations from period to period. As a result, the Company believes that period-to-period comparisons are not necessarily meaningful and should not be relied upon as indications of future performance.

LIQUIDITY AND CAPITAL RESOURCES

To date, the Company has financed its operations primarily through advances from Titan. The Company has experienced significant growth since 1995. To achieve and support this growth, the Company has expended significant amounts of cash for R&D activities, ramping up of its sales, marketing and customer service activities, as well as for working capital requirements. Cash used for operations for the years ended December 31, 1995 and 1996 and for the nine months ended September 30, 1997 was $5.4 million, $7.0 million and $7.4 million, respectively. Cash generated from operating activities for the year ended December 31, 1994 was $15.2 million, primarily as a result of a significant cash receipt related to a Mini-DAMA development contract completed in a prior year. Effective September 30, 1997, Titan contributed $22.1 million of its parent company investment to the Company's capital. The $5.0 million balance in parent company investment as of September 30, 1997 represents the Company's estimate of the net working capital as of September 30, 1997, which will be converted to cash prior to the consummation of the Offering and repaid to Titan. Management believes that future cash needs will continue to be significant to fund the anticipated growth of the Company. The actual capital requirements of the Company will depend upon many factors, including, but not limited to, the Company's research and development efforts, and the nature and timing of commercial orders. The Company believes that the net proceeds from the Class A Common Stock offered hereby, along with the net cash generated from operating activities, will be adequate to meet the Company's working capital and capital expenditure requirements over the next 12 months. Management of the Company intends to invest the Company's cash in excess of operating needs and capital requirements in short-term interest bearing investment grade securities. See also "Use of Proceeds." Although the Company presently does not have or anticipate a need for outside financing facilities, the Company believes that, if and when such need arises, the Company will, subject to certain limitations and restrictions set forth in Titan's loan agreements, have access to lines of credit or financing facilities available to Titan.

--------------------------------------------------------------------------------

                                    BUSINESS
--------------------------------------------------------------------------------

OVERVIEW

Linkabit Wireless specializes in the development and production of advanced satellite ground terminals, satellite voice/data modems, networking systems and other products used to provide bandwidth efficient communications for commercial and government customers. The Company's market driven product development efforts have resulted in products which are particularly well suited for two significant market opportunities, rural telephony and secure defense communications.

Linkabit Wireless has developed substantial expertise in DAMA technology and critical engineering disciplines such as satellite ground system design, RF and digital engineering, digital and communications signal processing software, network management and modem technology. The Company has benefited from substantial and continued investment in its technology and products. The Company's commercial products leverage the advanced technologies and broad technical competencies developed from the substantial investment in its government business. Similarly, the government business has benefited from the Company's investment in the design and production of cost-effective commercial products which can satisfy the government's demand for more COTS products.

INDUSTRY BACKGROUND

Satellite technology, because of its unique capabilities and features, is becoming increasingly important for commercial and defense communications. Currently, there are approximately 530 satellites in earth's orbit and an additional 1,800 satellites are expected to be launched over the next ten years. The U.S. government launched the first telecommunications satellite in 1958 primarily to demonstrate signal communications by an orbiting relay. The commercial satellite industry soon followed with the launch of the initial active telecommunications satellite in July 1962, which carried the first live television broadcast between the United States and Europe. Commercial satellite applications quickly expanded with transcontinental voice communication and television broadcasts. More recently, research and development efforts targeted at both military and commercial markets have led to a number of significant improvements and enhancements in satellite communications technology, resulting in more cost-effective and technologically efficient products for varying communications applications. As a result of military budget constraints, the government has emphasized the procurement of cost-effective, open-architecture systems that can incorporate less expensive COTS components. In this context, commercial research and development efforts have resulted in the creation of products and technology platforms that can easily be adapted to defense-oriented applications. Existing available commercial satellite capacity, coupled with the recent development of relatively low cost ground terminals, have made satellite communication solutions a reality for both the rural telephony and secure defense communications markets.

--------------------------------------------------------------------------------

RURAL TELEPHONY

Vast regions of the world remain without adequate telecommunications infrastructure. According to industry sources, 50% of the world's population has never made a telephone call. In 1995, there were approximately 3.22, 9.43 and
1.71 subscriber lines in service per 100 inhabitants in Southeast Asia, Latin America and Africa, respectively, compared to 62.71 in the United States. In these developing regions, non-urban areas now account for 67.0%, 26.3% and 66.2% of the population in Southeast Asia, Latin America and Africa, respectively. Although many countries in these regions are developing urban wired telephony systems, economic considerations in these countries have made the provision of wired telephone service to rural areas cost prohibitive. A confluence of several factors, including advancements in voice transmission technologies, development of low cost ground terminals and the existence of available commercial satellite capacity, has made the provision of telephone service (including voice, fax and data services) possible in these rural areas.

The substantial economic benefits of telecommunications infrastructure have been well documented. The World Bank estimates that each dollar spent on telecommunications infrastructure in developing regions of the world results in approximately 35 dollars of Gross Domestic Product, and that sustainable economic growth in such regions requires approximately 50 subscriber lines in service per 100 inhabitants. In light of these economic considerations, as well as for political reasons, governments in developing countries, particularly in Southeast Asia, have recently shown an increased interest in providing rural telephone services. In Indonesia, for example, the government is requiring that a minimum of 20% of all new telephone lines installed be in rural areas. Also, the movement of rural populations towards urban-based activities and employment has served to geographically disperse families in developing countries, necessitating the development of communications capabilities between cities and rural areas. Even in countries with a relatively well-developed PSTN, telephone coverage is sparse just beyond the outer boundaries of the cities and large population centers. People living in these urban-fringe areas, who are more likely to have some knowledge about telephone capabilities than their rural counterparts, are in need of quality in-home telephone service. Furthermore, economic development of rural areas has increased the need for an adequate telephony infrastructure. Companies with manufacturing, processing and distribution interests in these areas need adequate telephony capabilities to operate with greater efficiency.

Today, there are principally three transmission alternatives available for providing rural telephone service: wired, terrestrial wireless and satellite networks. Of these three alternatives, satellite networks are uniquely suited to provide a rapidly available, lower cost solution for the rural telephony market. Wired networks, because they require the installation of significant infrastructure over long distances and difficult terrain, are generally cost prohibitive for use in rural areas and can take a number of years to complete. Terrestrial wireless systems, in particular microwave radio networks, are subject to line-of-sight limitations, require a large number of microwave towers (one approximately every 20 to 50 kilometers), compete with other users for radio frequency spectrum and also require substantial time and expense to install. Satellite networks, on the other hand, have substantial available capacity and provide broad geographic coverage. In fact, most areas with large rural populations are within the footprint of one or more commercial satellites in orbit today. At any location within the footprint of these satellite networks, ubiquitous telephone service can be established simply by installing small, low-cost ground terminals with links to the country's PSTN. Moreover, such satellite networks have relatively lower infrastructure costs compared to wired and terrestrial wireless networks, are not constrained by topographical or climatic characteristics and can be rapidly and economically deployed, upgraded and reconfigured.

The three principal types of satellite communications networks are (i) direct broadcast, which provide a direct transmission link from high-power satellites to customers over a wide geographic area, (ii) mobile, which enable voice and data communications through small portable terminals, including hand-held phones, and (iii) fixed-site, which provide television, voice, facsimile and data communications between fixed ground terminals. Direct broadcast satellite networks are best suited for one-way, continuous

--------------------------------------------------------------------------------
transmissions such as direct-to-home television, music and data and, for this reason, are not optimized for use in the rural telephony market. Mobile satellite networks, in order to operate with hand-held mobile phones, utilize specially designed satellites which operate at high power and at lower frequencies where less bandwidth is available than with fixed-site satellite systems. As a result, mobile satellite systems generally are more expensive and are not as well suited for rural telephony applications in developing countries as fixed-site satellite networks. Fixed-site satellite telephony systems are therefore increasingly being utilized by developing countries which seek to provide a practical, cost effective means to quickly extend the PSTN and provide basic telephone service to rural areas.

Several characteristics of rural telephony networks are of particular importance to countries committed to establishing an extensive rural telephony network. First and foremost, a rural telephony system must be cost-effective. Second, a rural telephony system must be capable of connecting many thousands of ground terminals with the national PSTN. Third, individual terminals must be easy to transport and simple to install. Fourth, ground terminals must be easy to use, low maintenance, highly reliable, capable of operating unattended for lengthy periods and, in some instances, able to withstand extreme heat, rain and humidity conditions. Fifth, terminals must be able to operate on a wide range of locally available power sources. Finally, a rural telephony system must be scaleable to meet the increasing demands of certain locations.

SECURE DEFENSE COMMUNICATIONS

The U.S. military has for a number of years been reliant on satellite technology for its secure communications needs. Today, in order to respond effectively to hostile situations worldwide, and to compensate for reductions in defense personnel and weapons platforms, U.S. and allied governments are increasingly employing systems that act as "force multipliers." This strategy includes the utilization of communications solutions that are specifically tailored to the needs of military and intelligence agencies and which provide secure and reliable transmission and receipt of voice and data in demanding environments. The military's increasing reliance on satellite communications, though, has placed considerable demands on existing capacity. The increasing requirements of modern defense systems and improvements in technology have resulted in substantially higher volumes of information communicated over military satellite channels and greater use of capacity intensive applications such as image compression and transmission.

The U.S. government initially selected UHF for its secure communications transmissions primarily because it enabled the use of small, portable, omni-directional antennas with relatively low power requirements, thus supporting dynamic platforms such as naval vessels and aircraft and supporting use in manportable applications. UHF satellite systems that were originally used for the transmission of low speed message traffic to relatively few users are now being utilized to transmit voice and high speed encrypted data to thousands of users. Increases in the number of UHF satellite channels have not kept pace with the increased demand resulting from the greater number of users and the additional capacity utilized by these new technologies. However, the U.S. government remains committed to the use of UHF as the primary frequency band to support secure communications, despite the availability of other alternatives. The government has a substantial investment in UHF technology, including both an installed satellite infrastructure and base of support equipment on the ground that cannot be readily replaced. For example, the Navy's investment in UHF ground terminals exceeds $3.0 billion. The magnitude of this installed base has focused the military's efforts on improving the capacity of its UHF satellite network and using open-architecture systems that incorporate low-cost, COTS components.

Additional system capacity can be made available, and more users accommodated, through a more efficient use of available frequencies. The JCS mandate is, in large part, due to the recognition of the significant efficiency benefits offered by DAMA technology, including DAMA's ability to prioritize system access to specific users or specific transmissions. The government expects DAMA to increase capacity for UHF tactical users by a factor of as much as eight, depending on the application and traffic usage,

--------------------------------------------------------------------------------
compared to dedicated non-DAMA links. To satisfy the government's mandate, virtually all U.S. forces and U.S. allies are either upgrading existing products or procuring new UHF DAMA satellite terminals.

In addition, despite its commitment to UHF, the U.S. government recognizes the need to expand defense communications capabilities beyond the traditional military frequency spectrum. Even with more efficient use of the UHF spectrum resulting from the utilization of DAMA-based equipment, the UHF spectrum will likely continue to be saturated during times of conflict. Accordingly, defense communications technology has matured to the point where it will be necessary to accommodate multiple radio frequency bands in a single communications terminal. It is therefore anticipated that defense communications products will be required to provide bandwidth access from HF (~100 kHz) through L and S-bands (~2.0 GHz) in a single radio. Similarly, while DAMA is initially being applied to the UHF satellite frequency band, other frequency bands such as Super High Frequency (SHF), Extremely High Frequency (EHF) and commercial C, K(u) and K(a) bands are being targeted for implementation of DAMA technology.

Until recently, the U.S. government generally commissioned new products to be designed and developed under development contracts which required the products to meet very rigorous military specifications. In order to reduce costs, the U.S. government has now shifted to a non-development procurement approach, pursuant to which it attempts to utilize COTS components where feasible and encourages companies to perform their own research and development programs to have products readily available for purchase. As a result, defense spending that was traditionally allocated for research and development contracts is now allocated for the procurement of commercially available products. To maintain its stated objective of "information superiority," the U.S. government will need to continue to fund the design and development of new products that are on the leading edge of technology and meet very rigorous specifications.

In light of the demand for low cost satellite network capacity, the secure defense communications market presents significant opportunities for companies that are able to offer cost effective solutions which enable compliance with the JCS mandate and that can provide COTS solutions for other satellite communications applications, including products that allow secure communications transmissions through both defense and commercial satellite networks. Significant opportunities are also present for those companies that have sufficient resources available to design and develop state-of-the-art products that satisfy demanding operational requirements.

THE COMPANY'S SOLUTION

Linkabit Wireless specializes in the development and production of advanced satellite ground terminals, satellite voice/data modems, networking systems and other products used to provide bandwidth efficient communications for commercial and government customers. The Company believes its expertise positions it to respond to requirements of the emerging rural telephony market and the demands of the secure defense communications industry.

RURAL TELEPHONY

The Company specializes in the development and production of advanced fixed-site satellite terminals and associated voice/data processing modems for implementation in rural and urban-fringe areas. Linkabit Wireless has designed a network of fixed-site satellite terminals which satisfies the requirements of countries committed to establishing an extensive rural telephony network. These terminals provide telephone, facsimile and data communications services to rural areas not previously served by the national PSTN. This telephony solution combines the following characteristics:

LOW COST TERMINAL. Leveraging recent advancements in voice transmission technologies, the Company has developed a relatively low cost terminal that operates in a fixed-site satellite network.

LOW OPERATING COSTS. The Company's rural telephony products utilize its defense-derived DAMALink network management software system, which allows for multiple simultaneous users to efficiently access

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                                                                              33
the same satellite channel, resulting in "space segment" cost savings and improved operational flexibility. In addition, a complete national network is controlled and managed from a central location via a PC-based network management system, resulting in increased operating efficiencies. With the exception of the central control site, the system is unmanned. Early experience in Indonesia has demonstrated that the Company's rural telephony products can provide affordable telephone service to rural inhabitants.

CONNECTION TO PSTN. The Company's rural telephony system is one of the first revenue generating systems to provide a direct connection to the PSTN. This system makes it possible for telephone calls to be placed from remote terminals in rural areas to any phone within the country through the national PSTN and any phone in the world through the international PSTN.

PORTABLE AND EASY TO INSTALL. Portability and ease of installation are of particular importance in rugged terrains that are characteristic of many rural areas. The electronic components of the Company's ground terminals weigh less than 20 pounds and are used with small portable "dish" antennas, facilitating transportation to remote sites. Installation, testing and inauguration of the antenna and the Company's ground terminal can be completed in about four hours by two trained technicians using nothing more than hand tools.

RUGGED AND RELIABLE. Terminals designated for installation in rural areas are designed to withstand extreme heat, rain and humidity conditions with little or no maintenance required. Operational status of individual terminals can be monitored from the network control center, and any required reconfiguration or upgrades can be accomplished by sending new software via satellite links to individual terminals during down-times.

VARIETY OF POWER SOURCES. The Company's ground terminals are capable of operating on a wide range of locally available power sources. For example, the Company's Xpress Connection is capable of operating on solar power.

SCALEABLE AND ADAPTABLE. The Company's rural telephony systems are scaleable to provide as many channels as are required to meet a specific location's communications needs. In addition, the core technologies and designs of the Company's rural telephony terminals can be adapted for private commercial networks.

SECURE DEFENSE COMMUNICATIONS

Linkabit Wireless is a leading provider of UHF DAMA-based defense products for the U.S. military and its allies. The Company's DAMA solutions allow defense customers to select the manner in which they will comply with the JCS mandate. The Company has developed several COTS products that are designed to enhance the sub-system functionality of DAMA systems, and has engineered a solution to meet the growing need to expand military communications capabilities to commercial satellite networks. In addition to its defense products, the Company's experienced research and development team is available to design and develop state-of-the-art products that meet very rigorous military specifications. The Company's secure defense communications solution consists of the following:

COMPLETE SUITE OF UHF DAMA PRODUCTS. The Company offers a three tiered, turn-key, fully functional solution to the JCS mandate. Defense customers can select the product best suited to their individual needs, including complete DAMA terminals, stand-alone DAMA modem products and board level DAMA modems for incorporation into an existing communication terminal. The Company's DAMA products combine the attractive characteristics of low cost, low power and reduced weight and size, and provide for high reliability through reduced component count. Each of the Company's DAMA products has been developed with an open-architecture format that allows future upgrades and enhancements to be provided as communications needs evolve.

COTS PRODUCTS. The Company has developed several board level products that are designed to enhance the sub-system functionality of communications systems. One such COTS product is the Company's

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34
communication security module, which encrypts data transmission and can be integrated into an existing communications terminal.

TRI-BAND PRODUCTS. The Company has developed a portable terminal system that allows existing communications equipment to transmit over commercial C, X and Ku-band satellites, thereby providing the military with the flexibility of communicating through either defense or commercial networks.

RESEARCH AND DEVELOPMENT CAPABILITIES. The Company has an experienced team of engineers and technicians with expertise in critical engineering disciplines such as satellite ground system design, RF and digital engineering, digital and communications signal processing software, network management and modem technology. This team of engineers is available to design and develop state-of-the-art products that meet demanding military specification requirements.

STRATEGY

The Company's goal is to become a preeminent solutions provider to emerging communications markets in developing countries, international commercial sectors and in the U.S. and allied defense markets. The Company's strategy to achieve this goal includes the following primary components:

PURSUE GLOBAL RURAL TELEPHONY MARKET. The Company believes there is a substantial unmet demand for rural telephone service, especially in developing countries. The Company's strategy is to capitalize on its Xpress Connection system, a satellite-based system which is currently in operation today, to establish national rural telephony infrastructures in developing regions around the world. In September 1995, the Company received an approximately $10 million contract from PSN to develop the Xpress Connection system for use in a rural telephony network in Indonesia. In December 1997, the Company received a follow-on order from PSN for 10,000 additional Xpress Connection terminals at a contract value of approximately $27 million. This contract also contains a priced option to purchase up to 10,000 additional terminals, which may be exercised at any time during the contract term. In addition, the Company is part of a consortium led by Alcatel, which is designing and developing a satellite-based alternative designed to provide telephone, facsimile and high speed Internet access to homes and businesses initially throughout Indonesia and potentially to other developing countries throughout the world.

EXPAND DEFENSE AND GOVERNMENT BUSINESS. In light of the JCS mandate, as well as the U.S. government's shift toward a COTS procurement approach, the Company intends to continue to utilize its DAMA and other technologies to develop standardized satellite communications products available for purchase by government customers. Consistent with the U.S. government's stated objective of "information superiority," the Company also intends to continue designing and developing next generation technologies and products under development contracts with the U.S. government.

REMAIN ON LEADING EDGE OF TECHNOLOGY. The Company's satellite communications capabilities have been refined over several years, driven in large part by over $250 million in government and third party funding and internal research and development since 1986. The Company intends to continue the development of its technologies and capabilities by maintaining close ties with satellite based telecommunications service providers which allow the Company to identify and understand the current needs of the market, anticipate future trends and develop technologies and products that are designed to address those needs and trends.

LEVERAGE TECHNOLOGY AND CAPABILITIES INTO OTHER MARKETS. The Company intends to leverage technologies and capabilities it has developed in connection with its rural telephony products to penetrate other targeted commercial markets, including the private networking market, where it can provide comprehensive solutions that use a combination of the Company's technologies, including its multi-port and voice and modem products. The Company also intends to adapt products and technology platforms originally created for commercial uses to defense-oriented COTS applications. Similarly, the Company intends to continue to adapt, where feasible, products and technologies originally developed for defense applications to commercial uses. The Company targets commercial and defense markets that it believes will offer high growth

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                                                                              35
potential and where it believes its technology will have competitive advantages. Examples of such commercial markets targeted by the Company include the multi-channel rural telephony and suburban multi-media markets, for which the Company's CCM 4000 and M(2)A products, respectively, are designed.

EXPAND STRATEGIC ALLIANCES. The Company utilizes strategic alliances to enter the broadest possible markets as quickly as possible. The Company continually evaluates potential additional strategic alliances that can provide financial, technological and/or marketing resources for the Company's products. Specifically, with respect to the rural telephony market, the Company intends to continue to seek partnerships with regional and local telephone service providers which can assure satellite access, obtain operating permits and play a key role in the installation and operation of a rural satellite telephone network. One example of such a partnership is the Company's alliance with PSN, pursuant to which the Company tailored its Xpress Connection system to meet PSN's specificiations for installation in Indonesia. As it did with Xpress Connection, PSN is expected to take a leadership role in the commercialization of the M(2)A system in other selected developing countries. The Company also intends to continue to evaluate selected externally funded research and development projects where technologies may be generated that could create additional value for Linkabit Wireless.

CORE TECHNOLOGIES AND CAPABILITIES

Linkabit Wireless has developed substantial expertise in DAMA technology and critical engineering disciplines such as satellite ground system design, RF and digital engineering, digital and communications signal processing software, network management and modem technology. Management believes that the technology developed by the Company over the past two decades has lead to what today represents a significant segment of the global Very Small Aperture Terminal
(VSAT) market. The Company's breadth of capability allows it to provide complete turn-key solutions for the satellite communications market. Linkabit Wireless' legacy of innovative technology development and comprehensive team of engineers, scientists and technicians enable the Company to remain at the forefront of satellite communications technology.

The Company intends to selectively develop products through market driven research and development efforts for specific perceived market needs and focus on market opportunities that can utilize a number of the Company's core technologies and capabilities. Additionally, the Company attempts to select research and development projects that will result in the development of products that have the potential to be adapted to both commercial and defense applications.

DAMA TECHNOLOGY

For satellite communications to be cost effective, valuable satellite capacity must be shared among multiple users. Early systems used dedicated channels where each user terminal had access to only its dedicated satellite channels. The essence of DAMA is the replacement of a fixed system of dedicated channel assignments with a much more flexible, centrally managed system that dynamically assigns communication channels to users on an as needed basis. DAMA system users "request" assignment of these channels when they initiate a call, and a central network control computer automatically assigns one or more users to a channel depending on the user's priority, bandwidth requirements and channel availability. Any unused capacity is available to be shared by other users. When a user no longer requires communications access, the control system dynamically returns the channels to the central pool for use by other users as needed. DAMA increases system efficiency up to eight-fold over existing non-DAMA systems through the dynamic allocation of valuable satellite capacity. The result of this improved channel efficiency is lower costs to both customers and the system operator.

SATELLITE GROUND SYSTEM DESIGN

The Company's system design efforts for both military and commercial satellite networks begin with a thorough understanding of the requirements of the intended application. Linkabit Wireless' systems

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36
engineers develop the requirements definition based on defined customer needs and allocate the requirements to detailed design disciplines such as analog, digital, software and mechanical designs. The Company's full range of design expertise supports terminal designs which start by processing the user's data, voice, or images and continuing through to the modem and radio functions where the signal is finally interfaced to the antenna for transmission and reception.

To support its design efforts, the Company's electrical design engineers use computer aided design ("CAD") tools to simulate electrical designs prior to layout of printed circuit boards in their CAD center. The engineers also utilize the VHSIC Hardware Description Language ("VHDL") for simulation, synthesis and layout of circuitry to be implemented in field programmable gate arrays ("FPGAs") or ASICs.

MODEM TECHNOLOGY AND RF ENGINEERING

Linkabit Wireless' products include both modem and radio components that support data rates from 75 bytes per second to 20 mega bytes per second ("Mbps"). The Company's modems utilize the latest high speed digital signal processors combined with FPGAs and ASICs to implement the many complex functions required of wireless terminals. The modem functions include modulation/demodulation, forward error correction and acquisition and tracking techniques that are required to provide reliable communications over satellite and line-of-sight links. The Company's radio design team performs computer simulation of its designs prior to development of the requisite hardware for incorporation into wireless terminals.

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                                                                              37

PRODUCTS
COMMERCIAL PRODUCTS

The Company develops and sells bandwidth efficient, turn-key systems and products which address the demand for rural telephone service. The Company has combined expertise gained under government sponsored development projects and its own internal development efforts to become a leader in a technology which enables low-cost, efficient satellite communications. The Company's commercial satellite products include:

           PRODUCT                                      DESCRIPTION
  Xpress Connection             Network of fixed-site satellite ground terminals designed to provide basic telephony services to rural areas of
                                developing countries. Interoperable with national PSTN.
  Multi-Media Asia (M(2)A)      Key portions of ground terminals, primarily software and
  Products                      ASIC chip sets to be used in a satellite-based communication system designed to provide quality and cost competitive
                                multi-function telecommunications services to individual
                                homes and businesses in areas not adequately served by the
                                PSTN.
  CCM 4000                      Modem product designed to allow a single ground terminal to provide service for up to four simultaneous users. Utilized in Xpress Connection networks and in private telephone and data networks. Cost-effective alternative to installing
                                additional terminals where demand warrants.
  MRVC                          Voice digitizing, compression and multiplexing product sold to defense and commercial markets.

    - XPRESS CONNECTION. The backbone of the Company's commercial products is its Xpress Connection system, which was developed to address the need for telecommunications infrastructure in developing countries by providing a cost-effective means to link remote locations into the national PSTN. The Xpress Connection system permits telephone calls to be made to and from a ground terminal to any telephone in the country (including other Xpress Connection terminals) or abroad. All calls are controlled by a centralized DAMA-based network management system, which provides efficient use of satellite capacity, short call set-up times (approximately four seconds), billing information and complete network control for the system operator, including the ability to remotely monitor the operational status of individual terminals. Calls from remote terminals enter the PSTN through one of a number of "gateway" terminals strategically located near population centers to minimize the access charges which must typically be paid for use of the PSTN. With the exception of the central control site, the network is unmanned. A typical national system might employ from five to thirty gateway terminals, depending on the distribution pattern of calls to and from population centers.

      Individual ground terminals, which are typically installed at a central point in a village, are comprised of a 1.2 meter parabolic antenna, electronics enclosure and other non-moving parts that are mounted outdoors. The indoor unit is a small enclosure, which is typically mounted on a wall and connected by a cable to the outdoor electronics enclosure. The indoor unit is connected to a telephone and in some systems to a printer (both supplied by the system operator), and incorporates a display which provides billing information to the system operator. The printer, if used, provides a printed record of the call which lists the number called, the duration of call and connect charges incurred. The indoor unit also provides a connection for facsimile or data services, each of which can be supported by the system at 4.8 kilo bytes per second ("Kbps"). Xpress Connection ground terminals have been designed for ease of transport and installation. Total installation can be completed in less than four hours by two trained technicians. Xpress Connection ground terminals

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38
      are designed to operate reliably in extreme heat, rain and humidity conditions with little or no periodic maintenance, manual adjustments or calibrations required. Consuming only 30 watts of power, they can operate on a wide range of locally available power sources, including generator and solar power units.

    - MULTI-MEDIA ASIA (M(2)A) PRODUCTS. The Company is part of a consortium led by Alcatel that was selected to implement a large scale, satellite-based communication system (the M(2)A system) designed to provide telecommunications services to individual homes and businesses in suburban and rural areas throughout Indonesia and other surrounding Asian countries which, because of the time and cost of extending wireline service into these vast areas, are underserved or are not served at all. The Company has been engaged by Alcatel on a subcontract basis to design and develop key portions of the ground terminals, to be used with the M(2)A system. Once designed, the M(2)A terminals will be manufactured by Thompson Multi Media ("Thompson"). This state-of-the-art system will be designed to use dedicated, high powered satellites which are being developed for the project by Loral Space & Communications Ltd. ("Loral") and Alcatel and are expected to be launched in 1999. The Company anticipates that some of the technology developed for use with the M(2)A system may be used to upgrade the Company's Xpress Connection terminals in the future.

      The M(2)A system will provide a direct connection to the national PSTN and will utilize core technologies originally developed for use with the Xpress Connection system. The M(2)A system will be designed to provide feature-rich telephone, facsimile and high speed Internet access to homes and businesses in suburban and rural areas. The system is designed to be price and quality competitive with conventional wireline services. It is anticipated that an add-on feature will be developed that will enable digital television reception. The ground terminals to be used with the M(2)A system will be designed for easy installation at private residences and business facilities through-out the M(2)A satellite service area. Each ground terminal is expected to be comprised of an indoor unit and an outdoor unit which are connected by a cable. The indoor unit will be a consumer electronics unit, with a phone, buttons and switches for operation and control and provisions for connectivity to the outdoor unit, a facsimile machine, a computer and a power connection. The outdoor unit will consist of an elliptically shaped antenna assembly and mounting brackets, with electronics and feed assembly attached to it. The ground terminals to be used with the M(2)A system represent an important technological and price break-through for satellite ground equipment used in fixed-site satellite applications. To be price competitive with wireline services, the terminals will be designed to be full featured at a price of less than $1,000. Comparably featured terminals today sell in a range of four to more than ten times this price.

    - CCM 4000. The Company has designed its CCM 4000 modem product to be a cost-effective alternative to installing additional Xpress Connection terminals in areas where demand for rural telephone service exceeds the capacity of a single Xpress Connection terminal. The CCM 4000 utilizes a DAMA control channel similar to those installed in Xpress Connection's centralized network management system to allow a single ground terminal to simultaneously access multiple communications channels. The CCM 4000 provides voice, facsimile or data service for up to four simultaneous users. The CCM 4000 is fully compatible with existing Xpress Connection system architecture, and is expected to be installed in gateway terminals as well as remote locations. In addition, though designed initially for use with Xpress Connection networks, the CCM 4000, which combines DAMA and multi-channel modem functions in one compact unit, provides a cost effective building block for private satellite network applications and allows voice, facsimile or data transmissions at up to 32 Kbps per channel. In Thailand, the Company is installing the CCM 4000 in a private network application developed for the BAAC.

    - MRVC AND CHANNEL CONTROL MODEM. The Company's Multiple Rate Voice Card ("MRVC"), which was originally designed for defense applications, is sold for defense as well as commercial private

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                                                                              39
      network applications. The MRVC digitizes voice signals and performs voice compression, multiplexing and echo cancellation functions necessary for satellite communications. Linkabit Wireless has sold over 3,000 MRVCs for use in commercial, government and defense applications. In satellite applications which require reception of intermittent or burst transmissions, such as in DAMA operations, the Company offers channel control modems. These modems reduce call set-up times and the required amount of control bandwidth for call processing.

SECURE DEFENSE COMMUNICATIONS PRODUCTS

The Company is a leading provider of DAMA-based defense products for the United States and its allies. In order to respond effectively to ongoing and emerging hostile situations worldwide and to compensate for reductions in defense personnel and weapons platforms, U.S. and allied governments are increasingly employing systems that act as "force multipliers." As a result, defense- and government-oriented customers are continuing to spend significant amounts on the procurement and utilization of advanced communications products and systems. The Company's defense- and government-related products include the following:

           PRODUCT                                      DESCRIPTION
  Mini-DAMA UHF                 Dual channel DAMA terminal that is designed to provide
  Satcom Terminal               secure multi- mode communications and is intended for use in space constrained platforms such as aircraft, submarines and small ships. The Mini-DAMA system's open architecture
                                incorporates COTS components and provides for growth
                                options.
  LST-5D UHF                    Modem designed to upgrade existing Motorola LST-5D
  DAMA Modem                    manportable communications radios to provide embedded DAMA capability.
  LSM-1000 UHF                  UHF satellite modem, with full DAMA capability and
  Satcom Modem                  open-system architecture, which has the flexibility to
                                interface with existing satellite communications radios and operate in a variety of modes.
  LST-8000 Portable Tri-Band    Portable satellite ground terminal designed to enable secure
  Satcom Terminal               communications transmissions through defense or commercial satellites utilizing C, X or Ku band satellite frequencies.
  DAMA Modem Module             Two miniaturized, full duplex DAMA modems embedded on a
                                single module to be installed into existing communications terminals to provide DAMA capability. Provides
                                point-to-point, line-of-sight, simultaneous data or voice
                                communications at a variety of data rates.

    - MINI-DAMA UHF SATCOM TERMINAL. The Mini-DAMA terminal is a full UHF satellite communications terminal that is designed to provide dual channel, multi-mode communications for up to 16 simultaneous users. The Mini-DAMA terminal condenses the communications capabilities formerly housed in two six-foot high racks into a single 25-inch high terminal. The Mini-DAMA terminal provides a weight savings of over 500 pounds and a power savings of approximately 60% to 70% over prior systems. The terminal's small size and reduced power requirements permit aircraft, submarines and small ships for the first time to enter critical UHF satellite communications command and control networks and transmit secure voice and data communications. The Company's Mini-DAMA terminal employs a modular, open systems architecture that allows it to incorporate cards for multiple UHF channels while leaving space for embedded encryption devices and other growth options.

      Initial work on the Mini-DAMA terminal was performed under a development contract from the U.S. Navy. The Company also funded internal research and development work to transition the

--------------------------------------------------------------------------------
      terminal design into an open systems architecture incorporating commercial components. This internal research and development work led to the Company's receipt in January 1995 of a $12.0 million initial production contract for Mini-DAMA terminals from the U.S. Navy's Space and Naval Warfare Systems Command ("SPAWAR"). In April 1996, SPAWAR exercised an $8.3 million production option for additional Mini-DAMA terminals. Through September 1997, the Company has received additional orders from SPAWAR and an independent defense systems contractor which aggregated $18.6 million. The Company's production contract with SPAWAR also includes $56.0 million of remaining priced options which may be exercised through September 1999. Allied governments have also expressed significant interest in the Mini-DAMA terminal due to the need to coordinate secure satellite communications with U.S. Armed Forces. The Company has already received initial orders from customers in the United Kingdom, Norway, Germany and Australia.

    - LST-5D UHF DAMA MODEM. One of the satellite communications devices used by the U.S. military today is the LST-5D radio, a lightweight, compact, manportable UHF Satcom radio produced by Motorola. Currently, over 5,000 LST-5D units are currently in service with various U.S. military organizations. As a result of the JCS mandate, these LST-5D radios must be upgraded to have DAMA capability or be replaced. The Company, under a strategic alliance with Motorola, has developed a UHF modem that will add DAMA capability to the LST-5D radio. The Company has delivered approximately 500 LST-5D UHF DAMA modems to Motorola and has orders for an additional 700 modems.

    - LSM-1000 UHF SATCOM MODEM. The Company's LSM-1000, which enables U.S. military users to select from a variety of operational modes, is a UHF satellite modem with full DAMA capability designed for use with an existing satellite communications radio. The LSM-1000's open-architecture system allows for the addition of encryption, global positioning systems, video compression and other capabilities. The Company believes that it is able to price the LSM-1000 below competitive products because of design efficiencies and the use of industry-standard components. The Company has contracts for initial deliveries of over 75 LSM-1000 modems.

    - LST-8000 PORTABLE TRI-BAND SATCOM TERMINAL. The Company's LST-8000 is a portable satellite ground terminal that is designed to allow the U.S. military to communicate through either defense or commercial satellites. The LST-8000 operates at data rates up to 9.4 Mbps and is capable of communications over C, X and Ku-band satellite frequencies. To facilitate rapid deployment to areas of conflict, the LST-8000 disassembles into six transit cases for vehicular, helicopter or aircraft transport worldwide. The Company has received an initial $2.6 million contract from the U.S. Army for the production of LST-8000 terminals.

    - DAMA MODEM MODULE. The Company's DAMA Modem Module (DMM) consists of two independent, full-duplex DAMA modems which provide point-to-point, line-of-sight, simultaneous data or voice communications at a variety of data rates. Each modem may be configured to support waveforms that are utilized in a number of U.S. military applications. Several existing military radios can utilize this plug-in module to provide interoperability with other military DAMA capable modems. The Company has contracted to deliver these modems to two major U.S. government prime contractors to be embedded within their products.

CUSTOMERS AND STRATEGIC ALLIANCES

A key element of the Company's strategy is to expand its strategic customer alliances, through which many of the Company's commercial and defense products are sold. The Company selects its strategic alliances

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                                                                              41
based on many factors, including technical capability, geographic location and market presence. Key strategic customer relationships of which the Company are a part include:

RURAL TELEPHONY PRODUCTS

PSN; XPRESS CONNECTION. With respect to the rural telephony market, the Company intends to seek partnerships with regional and local telephone service providers who can assure satellite access, obtain operating permits and play a key role in the installation and operation of a rural telephone satellite network. One example of such a partnership is the Company's alliance with PSN, a satellite telecommunications service provider licensed to provide public calling office (i.e., payphone) services throughout Indonesia. PSN owns communications capacity (i.e., transponders) on two fixed-site satellites, Palapa C1 and C2, that provide satellite coverage throughout Southeast Asia. In September 1995, the Company received an approximately $10 million contract from PSN to provide the Xpress Connection system for use in a rural telephony system being developed in Indonesia. The agreement provides for the Company to develop and test the system, deliver gateway terminals, network control and management systems, and 2,000 Xpress Connection terminals to PSN. In September 1996, the contract was amended to add Tedco Group Limited, a Singapore company ("Tedco"), as a party. Under the contract, PSN purchases Xpress Connection infrastructure components and Tedco purchases individual ground terminals from the Company. Tedco leases ground terminals to PSN, who then installs and tests the terminals in designated locations throughout Indonesia. The contract includes an option for PSN and Tedco to purchase additional terminals and other equipment. Under this contract, PSN and Tedco have the exclusive right to market and sell Xpress Connection in Indonesia. PSN and Tedco also have co-exclusive rights to work with Linkabit Wireless to market and sell Xpress Connection in other countries within the Asian Palapa C1 and C2 satellites' coverage area, which encompasses virtually all of Southeast Asia and portions of China and India. In December 1997, the Company received a follow-on order from PSN for additional Xpress Connection terminals at a contract value of approximately $27 million. This contract also contains a priced option to purchase 10,000 additional terminals, which may be exercised at any time during the contract term. To date, all of the Company's sales of Xpress Connection have been made through the Company's strategic relationship with PSN. The Company intends to establish similar relationships in other developing areas targeted for implementation of Xpress Connection.

ALCATEL; M(2)A SYSTEM. The Company is part of a consortium led by Alcatel that has been selected to develop and implement the M(2)A system for use in suburban and rural areas throughout Indonesia and other surrounding Asian countries. Under separate agreements, Loral and Alcatel are developing dedicated, high powered satellites for the project which are expected to be launched in 1999. The Company has been engaged by Alcatel on a subcontract basis to design and develop key portions of the ground terminals, primarily RF circuits, software and ASIC chip sets to be used with the M(2)A system. Once designed, the M(2)A terminals will be manufactured by Thompson. In developing the M(2)A system, the Company will use the knowledge and experience gained from the implementation of Xpress Connection in Indonesia.

SECURE DEFENSE COMMUNICATIONS PRODUCTS

MOTOROLA CORPORATION; LST-5D UHF DAMA MODEM. Motorola produces the LST-5D radio, a lightweight, compact UHF Satcom terminal used by the U.S. military today. To satisfy the JCS mandate, these LST-5D radios must be upgraded to incorporate DAMA capability or be replaced. The Company has entered into a strategic alliance with Motorola to develop a UHF modem that is specifically designed to add DAMA capability to existing and new LST-5D radios. The Company has delivered approximately 500 LST-5D UHF DAMA modems to Motorola and has orders for an additional 700 modems.

OTHER SECURE DEFENSE COMMUNICATIONS PRODUCTS AND CUSTOMERS. Customers for the Company's other secure defense communications products include U.S. and allied government agencies and defense contractors. For example, the Company's Mini-DAMA terminal is sold both to the U.S. Navy and to

--------------------------------------------------------------------------------
independent defense contractors and LST-8000 terminals are sold directly to the U.S. Army. Sales to the U.S. government, including sales as a subcontractor as well as direct sales, aggregated $26.0 million, $21.7 million, $25.2 million and $22.8 million in 1994, 1995, 1996 and the nine months ended September 30, 1997, respectively. These amounts represented 98%, 85%, 90% and 66% of total revenues in 1994, 1995, 1996 and the nine months ended September 30, 1997, respectively.

SALES AND MARKETING

Linkabit Wireless sells its commercial satellite communication products primarily through its strategic partners, with support provided as necessary by the Company's sales and marketing personnel. The Company also engages in direct sales of its products in certain geographic areas. The Company sells its defense products in direct sales agreements with both U.S. and allied government agencies and other major customers. The Company's direct sales efforts are targeted principally toward large accounts and the establishment of strategic alliances in new markets.

The Company's direct sales and marketing staff is supported by management personnel and systems and applications engineers. Direct sales activities are focused on expanding the Company's international sales by identifying emerging markets and working with current strategic partners to establish new customer accounts. Additionally, the Company directly targets certain major accounts that may provide entry into new markets or lead to subsequent distribution agreements. Such major accounts include telecommunications agencies and major corporations in international markets. The Company has a customer service and support group, which primarily supports distributors and end-users and is responsible for after-sales support and installation supervision. In most instances, customers or third party companies install and maintain Company supplied products, installation and maintenance.

GOVERNMENT CONTRACTS AND REGULATIONS

The Company's contracts with the U.S. government and its subcontracts with government prime contractors are subject to termination for the convenience of the government, and termination, reduction or modification in the event of change in the government's requirements or budgetary constraints. When the Company participates as a subcontractor, such contracts are also subject to the failure or inability of the prime contractor to perform its prime contract. In addition, the Company's contract-related costs and fees, including allocated indirect costs, are subject to audits and adjustments by negotiation between the Company and the U.S. government. In addition to the right to terminate, U.S. government contracts are conditioned upon the continuing availability of Congressional appropriations. Congress usually appropriates funds on a fiscal year basis even though contract performance may take several years. Consequently, at the outset of a major program, the contract is usually incrementally funded and additional funds are normally committed to the contract by the procuring agency as appropriations are made by Congress for future fiscal years.

The Company's products are incorporated into communications systems that are subject to various government regulations. Regulatory changes, including changes in the allocation of available frequency spectrum and in the military standards and specifications which define the current satellite networking environment, could significantly impact the Company's operations by restricting development efforts by the Company's customers, making current products obsolete or increasing the opportunity for additional competition. In addition, in certain circumstances the Company's local partners must obtain various approvals, licenses and permits prior to the installation of the Company's products. Although the Company believes that it or its local partners will be able to obtain the requisite approvals, licenses and permits from the countries in which the Company intends to provide its products, the regulatory schemes in each country are different and thus there may be instances of noncompliance of which the Company is not aware. Further, certain countries in which the Company intends to operate have telecommunications laws and regulations that do not currently contemplate technical advances in communications technology such as multi-function transmissions via satellite. There can be no assurance that regulatory bodies will not

--------------------------------------------------------------------------------
promulgate new regulations that could have a material adverse effect on the Company's business, financial condition and results of operations. Changes in, or the failure by the Company to comply with, applicable domestic and international regulations could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the increasing demand for satellite communications has exerted pressure on regulatory bodies worldwide to adopt new standards for such products and services, generally following extensive investigation of and deliberation over competing technologies. The delays inherent in this governmental approval process have caused and may continue to cause the cancellation, postponement or rescheduling of the installation of communications systems by the Company's customers, which in turn may have a material adverse effect on the sale of products by the Company to such customers.

The sale of the Company's products outside the United States is subject to compliance with the regulations of the United States Export Administration Regulations. The absence of comparable restrictions on competitors in other countries may adversely affect the Company's competitive position.

The Company believes that it operates its business in material compliance with applicable government regulations. The Company is not aware of any pending legislation which if enacted could have a material adverse effect on the Company's business, financial condition and results of operations.

COMPETITION

The industries and markets in which the Company competes are highly competitive, and the Company expects that competition will increase in such markets. The Company encounters intense competition in most of its business areas from numerous other companies, including large and emerging domestic and international companies. Some of the Company's competitors in the secure defense communications market include GEC (UK), Raytheon Corporation, Rockwell International and ViaSat, Inc. Some of the Company's commercial competitors include Gilat Satellite Networks Ltd., Hughes Network Systems, Scientific Atlanta Inc., STM Wireless Inc. and ViaSat, Inc. A number of the Company's competitors have far greater financial, engineering, technological, marketing, sales and distribution and customer service resources than the Company. As a result, such competitors may be able to develop and expand their products more quickly, adapt more swiftly to new or emerging technologies and changes in customer requirements, take advantage of acquisition and other opportunities more readily, and devote greater resources to the marketing and sale of their products and services than can the Company. In addition, current and potential competitors in markets in which the Company competes have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products and services to address the needs of the Company's current and prospective customers. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. Increased competition is likely to result in price reductions, reduced profit margins and loss of market share, any of which would have a material adverse effect on the Company's business, results of operations and financial condition. The Company's ability to compete in its markets depends to a large extent on its ability to provide technologically advanced products and services with shorter lead times at lower prices than its competitors. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competitive pressures will not have a material adverse effect on the Company's business, financial condition and results of operations. The Company also is dependent on the continued success and development of the satellite communications industry in general, which itself competes with other technologies such as terrestrial wireless, copper wire and fiber optic communications systems. Any failure of the satellite communications industry to continue to develop, or any technological development which significantly improves the capacity, cost or efficiency of competing systems relative to satellite systems, could have a material adverse effect on the Company's business, financial condition and results of operations.

--------------------------------------------------------------------------------

PATENTS, TRADEMARKS AND TRADE SECRETS

The Company's ability to compete may depend, in part, on its ability to obtain and enforce intellectual property protection for its technology in the United States and internationally. The Company relies heavily on the technological and creative skills of its personnel, new product developments, computer programs and designs, frequent product enhancements, reliable product support and proprietary technological expertise in maintaining its competitive position, but does not have significant patent protection for all of its products. The Company relies on a combination of trade secrets, copyrights, patents, trademarks, service marks and contractual rights to protect its intellectual property. There can be no assurance that the steps taken by the Company to protect its intellectual property will be adequate to deter misappropriation of the Company's technology or to prevent others from independently developing or acquiring substantially equivalent technologies or otherwise gaining access to the Company's proprietary and confidential technological expertise or disclosing such technologies or that the Company can ultimately enforce all of its rights to its proprietary technological expertise. Further, the laws of certain foreign countries in which the Company's products are or may be sold may not protect the Company's intellectual property rights to the same extent as do the laws of the United States. Any failure of the Company to protect its proprietary information could have a material adverse effect on the Company's business, financial condition and results of operations.

Litigation may be necessary to enforce the Company's intellectual property rights, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or misappropriation. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that one or more parties will not make claims that the Company's products infringe upon the proprietary rights of third parties. Such claims might include infringement, invalidity, right to use or ownership claims by third parties or claims for indemnification resulting from infringement claims. If any claims or actions are asserted against the Company, the Company may seek to obtain a license under a third party's intellectual property rights. There can be no assurance, however, that a license will be available under reasonable terms or at all. In addition, should the Company decide to litigate such claims, such litigation could be extremely expensive and time consuming and could materially adversely affect the Company's business, financial condition and results of operations, regardless of the outcome of the litigation. If the Company's products are found to infringe upon the rights of third parties, the Company may be forced to incur substantial costs to develop alternative products. There can be no assurance that the Company would be able to develop such alternative products or that if such alternative products were developed, they would perform as required or be accepted in the applicable markets.

BACKLOG

Contracts undertaken by the Company may extend beyond one year, and accordingly, portions are carried forward from one year to the next as part of backlog. Because many factors affect the scheduling of projects, no assurance can be given as to when revenue will be recognized on projects included in the Company's backlog. Although backlog represents only business which is considered to be firm, there can be no assurance that scope adjustments will not occur. The majority of backlog represents contracts under the terms of which cancellation by the customer would entitle the Company to all or a portion of its costs incurred and potential fees. The Company's backlog at September 30, 1997, was approximately $15.8 million.

Many of the Company's contracts with the U.S. government are funded by the procuring agency from year to year, primarily based on its fiscal requirements. This results in two different categories of U.S. government backlog: funded and unfunded backlog. "Funded backlog" consists of the aggregate contract revenues remaining to be earned by the Company at a given time, but only to the extent such amounts have been appropriated by Congress and allocated to the contract by the procuring Government agency. "Unfunded backlog" consists of (i) the aggregate contract revenues which are expected to be earned as the

--------------------------------------------------------------------------------

Company's customers incrementally allot funding to existing contracts, whether the Company is acting as a prime contractor or subcontractor, and (ii) the aggregate contract revenues which remain to be funded on contracts which have been newly awarded to the Company. "Backlog" is the total of the Company's funded and unfunded backlog.

In addition to the backlog described above, at September 30, 1997, the Company had remaining priced options of $56.0 million from the U.S. Navy for full-scale production of its Mini-DAMA satellite communications terminal. The Company expects that a substantial number of these options will be exercised in the future, although there can be no assurance that any such options will be exercised.

Management believes that backlog is not necessarily indicative of future revenues. The Company's backlog is typically subject to large variations from quarter to quarter as existing contracts are renewed or new contracts are awarded. Additionally, all U.S. government contracts included in backlog, whether or not funded, may be terminated at the convenience of the U.S. government.

MANUFACTURING

The Company primarily utilizes contract manufacturers in the manufacture of its products. The Company oversees or conducts extensive testing and quality control procedures for all products before they are delivered to customers. The Company also relies on outside vendors to manufacture certain components and subassemblies used in the production of the Company's products. Certain components, subassemblies and services necessary for the manufacture of the Company's products are obtained from sole suppliers or a limited group of suppliers. The Company intends to reserve its limited internal manufacturing capacity for new products and products manufactured in accordance with a customer's specifications or expected delivery schedule, as necessary. Therefore, the Company's internal manufacturing capability for standard products has been, and is expected to continue to be, very limited, and the Company intends to rely on contract manufacturers for large scale manufacturing. There can be no assurance that the Company's internal manufacturing capacity and that of its contract manufacturers and suppliers will be sufficient to fulfill the Company's orders in a timely manner. Failure to manufacture and deliver products and meet customer demands on a timely and cost effective basis could damage relationships with customers and have a material adverse effect on the Company's business, financial condition and operating results.

EMPLOYEES

As of September 30, 1997, the Company had a total of 193 full-time employees. None of the Company's employees is represented by a labor union or covered by a collective bargaining agreement. The Company has not experienced any work stoppages and considers its relations with its employees to be good.

FACILITIES

The Company's principal executive offices are located at 3033 Science Park Road, San Diego, California, 92121, in an approximately 46,569 square foot facility subleased from Titan. The Company believes that its existing facilities will be adequate for its current and projected needs and that additional facilities will be available in the future as needed on commercially reasonable terms.

LEGAL PROCEEDINGS

Linkabit Wireless is not a party to any material legal proceedings.

--------------------------------------------------------------------------------

                                   MANAGEMENT
--------------------------------------------------------------------------------

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

NAME                               AGE                          POSITION
--------------------------  -----------------  ------------------------------------------
Gene W. Ray                            59      Chairman of the Board

Frederick L. Judge                     63      President, Chief Executive Officer and
                                               Director

Ronald B. Gorda                        42      Chief Operating Officer

Eric M. DeMarco                        34      Chief Financial Officer

Scott C. Smull                         45      Vice President, Finance

J. S. Webb                             78      Director

------------------

GENE W. RAY has been the Chairman of the Board of the Company since November 1993. He was a co-founder of Titan Systems, Inc., the parent of which merged into Titan in 1985. He served as a director, Chief Executive Officer and President of Titan Systems from its inception in 1981 until such merger. He has been President and Chief Executive Officer of Titan since such merger. He is also a director of Wave Systems Corporation.

FREDERICK L. JUDGE has been President and Chief Executive Officer of the Company since September 1997 and a director since February 1994. He has also been Senior Vice President of Titan since February 1994. From January 1991 to January 1994, Mr. Judge was Senior Vice President and Chief Operating Officer of Hughes Communications, Inc., a unit of GM Hughes Electronics Corp. From January 1988 to January 1991, he served as Senior Vice President of Hughes Communications, Inc.

RONALD B. GORDA has been Chief Operating Officer of the Company since September 1997. He has also been Senior Vice President of Titan since February 1995 and was President of Titan's Linkabit division from June 1993 to September 1997. From May 1994 to February 1995 he was a Vice President at Titan. From August 1991 to June 1993 he served as Senior Vice President of the Satcom Systems business unit of Titan's Linkabit division.

ERIC M. DEMARCO has been Chief Financial Officer of the Company since November 1997. Mr. DeMarco has also been Senior Vice President and Chief Financial Officer of Titan since January 1997. From June 1986 to January 1997 he was employed with Arthur Andersen LLP, most recently in the capacity of Senior Manager.

SCOTT C. SMULL has served as Chief Financial Officer, and more recently as Vice President, Finance, of the Company since May 1994. Prior to joining the Company, Mr. Smull was Chief Financial Officer of ComStream Corporation from 1987 to 1994.

J. S. WEBB has been a director of the Company since November 1993 and has served as a director of Titan since 1984, more recently as Chairman of the Board. He also served as Vice Chairman of the Board of TRW, Inc., a diversified manufacturing company, from June 1978 until December 1981 and President of TRW-Fujitsu Company, a joint venture formed to market Fujitsu's computer projects in the United States, from May 1980 until his retirement in December 1981. Mr. Webb is also a director of EIP Microwave, Inc., Platronics, Inc., Visigenic Software, Inc. and Micro Focus Group PLC.

COMMITTEES OF THE BOARD OF DIRECTORS

The Board of Directors currently has no committees. Upon completion of the Offering, the Board of Directors will seek to appoint to the Board of Directors at least two individuals who are not affiliated with the Company or Titan (the "Independent Directors"). Concurrent with such appointments, the Board of

--------------------------------------------------------------------------------

Directors expects to create Audit and Compensation Committees, the members of which will be the Independent Directors.

DIRECTOR COMPENSATION

The Company's directors do not currently receive any cash compensation for services on the Board of Directors or any committee thereof, but directors may be reimbursed for certain expenses in connection with attendance at Board and committee meetings. All directors are eligible to participate in the Company's 1997 Stock Option Plan. Non-employee directors receive automatic grants of options under the Company's Non-Employee Directors' Stock Option Plan as described below. See "--Stock Option Plans."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Frederick L. Judge, the Company's Chief Executive Officer, is a member of the Company's Board of Directors. During the fiscal year ended December 31, 1996, Mr. Judge participated in deliberations of the Company's Board of Directors concerning executive compensation.

EXECUTIVE COMPENSATION

The following table sets forth, for the fiscal year indicated, summary information concerning compensation awarded to, earned by or paid to the Company's Chief Executive Officer and each of the Company's four most highly compensated executive officers other than the Chief Executive Officer whose total annual salary and bonus exceeded $100,000 for services rendered in all capacities to the Company and Titan (the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                   ANNUAL                 LONG-TERM         ALL OTHER
                                                                COMPENSATION            COMPENSATION      COMPENSATION
NAME AND PRINCIPAL POSITION                    YEAR     ($)SALARY(1)   ($) BONUS (2)   OPTION/SARS (#)       ($) (3)
         -----------------------------------------------------------------------------------------------------
Frederick L. Judge ........................       1996      234,001             --               --            31,857
  Chief Executive Officer

Ronald B. Gorda ...........................       1996      183,111         12,951           60,000            25,748
  Chief Operating Officer

Scott C. Smull ............................       1996      162,583             --               --            13,118
  Vice President, Finance

(1) Amounts shown include cash compensation earned and received by executive officers as well as amounts earned but deferred at the election of those officers.

(2) Amounts shown include cash bonus compensation earned by executive officers for each fiscal year whether received in the fiscal year in which it was earned or in the subsequent fiscal year.

(3) Amounts shown consist of (i) Titan's matching contribution to its 401(k) Retirement Plan; (ii) Titan's matching contribution to its Supplemental Retirement Plan for Key Executives; (iii) Titan's contribution to its Employee Stock Ownership Plan and (iv) interest earned in Titan's Supplemental Retirement Plan for Key Executives that exceeded 120% of the applicable federal long-term rate with compounding (as prescribed under Section 1274(d) of the Internal Revenue Code). Amounts shown for fiscal year 1996 for each Named Executive Officer consist of the following elements of compensation: Mr. Judge: (i) $7,500; (ii) $23,400; (iii) $0; and (iv) $957;
    Mr. Gorda: (i) $7,500; (ii) $17,601; (iii) $150; and (iv) $497; and Mr.
    Smull: (i) $5,357; (ii) $7,508; (iii) $0; and (iv) $253.

--------------------------------------------------------------------------------

STOCK OPTION GRANTS

No options to acquire the Company's Common Stock were granted to the Company's Named Executive Officers during fiscal year ended December 31, 1996.

The following table summarizes options to acquire shares of Titan common stock granted during the Company's fiscal year ended December 31, 1996 to the Company's Named Executive Officers. The amounts shown as potential realizable values on the options identified in the table are based on assumed annualized rates of appreciation in the price of Titan common stock of five percent and ten percent over the term of the options, as set forth in the rules of the Securities and Exchange Commission. Actual gains, if any, on the stock option exercises are dependent upon the future performance of Titan common stock. There can be no assurance that the potential realizable values reflected in this table will be achieved. No Titan stock appreciation rights were granted during the Company's 1996 fiscal year.

                    TITAN OPTION GRANTS IN LAST FISCAL YEAR

                                                                                                   POTENTIAL
                                                                                              REALIZABLE VALUE AT
                                      NUMBER OF                                                  ASSUMED ANNUAL
                                     SECURITIES         % OF                                  RATES OF STOCK PRICE
                                     UNDERLYING     TOTAL OPTIONS    EXERCISE
                                       OPTIONS       GRANTED TO       OR BASE                     APPRECIATION
                                       GRANTED      EMPLOYEES IN       PRICE     EXPIRATION   FOR OPTION TERM (5)
NAME                                   (#)(1)          1996(2)       ($/SH)(3)     DATE(4)     5% ($)     10% ($)
      -----------------------------------------------------------------------------------------------------
Frederick L. Judge................       --              --             --           --          --         --

Ronald B. Gorda...................       60,000            8.85%          4.00      8/20/06     150,935    382,498

Scott C. Smull....................       --              --             --           --          --         --

(1) Options granted in 1996 are exercisable starting 12 months after grant date, with 25% of the options becoming exercisable at that time and with an additional 25% of the options becoming exercisable on each successive anniversary date, with full vesting occurring on the fourth anniversary date.

(2) Based on options to purchase an aggregate of 678,000 shares of Titan common stock granted to employees, officers and directors of Titan and its subsidiaries in 1996, including the Named Executive Officers.

(3) The exercise price on the date of grant was equal to not less than of the fair market value on the date of grant. The exercise price may be paid in cash, check, by delivery of already-owned shares of Titan common stock subject to certain conditions, or pursuant to a cashless exercise procedure under which the optionee provides irrevocable instructions to a brokerage firm to sell the purchased shares and to remit to Titan, out of the sale proceeds, an amount equal to the aggregate exercise price plus all applicable withholding taxes.

(4) The options have a term of 10 years, subject to earlier termination in certain events related to termination of employment.

(5) Based on a base price per share equal to the exercise price. The 5% and 10% assumed rates of appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent Titan's or the Company's estimate or projection of the future Titan common stock price. There can be no assurance that any of the values reflected in the table will be achieved.

--------------------------------------------------------------------------------

The following table summarizes the value realized on the exercise of options to acquire Common Stock during the fiscal year ended December 31, 1996 by each of the Named Executive Officers. No options to acquire shares of Common Stock were exercised during the Company's 1996 fiscal year. The following table also presents the number and value of unexercised options to acquire Common Stock as of December 31, 1996 for the Company's Named Executive Officers. All options are exercisable into shares of Class A Common Stock.

     AGGREGATED LINKABIT WIRELESS OPTION EXERCISES IN LAST FISCAL YEAR AND
                         FISCAL YEAR-END OPTION VALUES

                                                          NUMBER OF SECURITIES
                               SHARES                    UNDERLYING UNEXERCISED      VALUE OF UNEXERCISED
                              ACQUIRED                   OPTIONS AT DECEMBER 31,    IN-THE-MONEY OPTIONS AT
                                 ON          VALUE                1996                 DECEMBER 31, 1996
                              EXERCISE     REALIZED                (#)                      ($)(1)
NAME                             (#)          ($)       EXERCISABLE/UNEXERCISABLE   EXERCISABLE/UNEXERCISABLE
   -----------------------------------------------------------------------------------------------------
Frederick L. Judge.........      --           --              97,500/97,500             124,800/124,800

Ronald B. Gorda............      --           --                  --/--                      --/--

Scott C. Smull.............      --           --              19,500/19,500              24,960/24,960

(1) Based on the fair market value of the Company's Common Stock as of such date as determined by the Board of Directors, less the exercise price of such options.

The following table summarizes the value realized on the exercise of options to acquire Titan common stock during the fiscal year ended December 31, 1996. The following table also presents the number and value of unexercised option to acquire Titan common stock as of December 31, 1996 for the Company's Named Executive Officers.

           AGGREGATED TITAN OPTION EXERCISES IN LAST FISCAL YEAR AND
                         FISCAL YEAR-END OPTION VALUES

                                                             NUMBER OF SECURITIES
                                  SHARES                    UNDERLYING UNEXERCISED       VALUE OF UNEXERCISED
                                 ACQUIRED                  OPTIONS AT DECEMBER 31,     IN-THE-MONEY OPTIONS AT
                                    ON          VALUE                1996                 DECEMBER 31, 1996
                                 EXERCISE     REALIZED               (#)                        ($)(2)
NAME                                (#)        ($)(1)     EXERCISABLE/UNEXERCISABLE   EXERCISABLE/UNEXERCISABLE
     -----------------------------------------------------------------------------------------------------
Frederick L. Judge............      --           --             25,000/25,000             --            --

Ronald B. Gorda...............       2,500        1,875         53,750/111,250            938           313

Scott C. Smull................      --           --           --            --            --            --

(1) Calculated by multiplying the difference between the fair market value of Titan's common stock underlying the option as of the date of exercise and the exercise price of the option by the number of shares of Titan common stock acquired on exercise of the option.

(2) Based on the fair market value of Titan's common stock as of such date, less the exercise price of such option.

EMPLOYMENT AGREEMENTS AND SEVERANCE ARRANGEMENTS

The Company Frederick L. Judge entered into an employment arrangement with Titan pursuant to a letter agreement dated as of August 1, 1996. The agreement has a term of 18 months and provides for the payment of an initial annual base salary of $234,000. Mr. Judge's employment may not be terminated by the Company other than for cause (as defined in said agreement).

--------------------------------------------------------------------------------

Titan has entered into change-in-control agreements (collectively, the "Change in Control Agreements") with its senior executives, including Mr. Judge and Mr. Gorda (each hereinafter referred to as the "Executive"). The terms of the agreements provide that, in the event of a Change in Control (as defined) in the Change of Control Agreements of Titan, and the termination of the Executive's employment at any time during the two-year period thereafter by Titan other than for cause (as defined in the Change in Control Agreements) or by the Executive for good reason (as defined in the Change in Control Agreements), the Executive will be paid a lump sum amount equal to two times his base salary (or one time the Executive's annualized base salary if he has been employed by Titan or a subsidiary thereof for less than 12 months) plus maximum annual bonus. Additionally, the Executive will receive a prorated bonus for the year of termination and continuation of medical and dental benefits covering the Executive and his dependents for two years following the termination. The payments are limited to ensure deductibility for tax purposes under Section 280G of the Code.

Under the Change in Control Agreements, change in control is deemed to have occurred in the event of (i) the acquisition by any person (as defined in the Change in Control Agreements), together with its affiliates, of beneficial ownership of capital stock of Titan possessing 25% or more of the combined voting power of Titan's outstanding capital stock, (ii) within any two year period, the majority of the members of the Board of Directors of Titan were to be comprised of individuals other than those who were members at the beginning of such period, unless the new members elected during such period were approved by two-thirds of the members of the Board of Directors of Titan still in office who were members of the Board of Directors of Titan at the beginning of such two-year period, (iii) all or substantially all of Titan's assets are sold as an entirety to any person or related group of persons, or (iv) Titan is merged with or into another corporation or another corporation is merged into Titan with the effect that immediately after such transaction, the stockholders of Titan immediately prior to such transaction hold less than a majority interest of the total voting power entitled to vote in the election of directors, managers or trustees of the entity surviving such transaction.

STOCK OPTION PLANS

In September, 1997, the Company adopted its 1997 Stock Option Plan, as amended (the "1997 Plan"), under which 780,000 shares of Class A Common Stock are reserved for issuance pursuant to the exercise of options granted to employees, directors and consultants under the 1997 Plan. The 1997 Plan was adopted by the Board of Directors to replace the Company's 1994 Stock Option Plan, as amended (the "1994 Plan"); provided, however, that options outstanding under the 1994 Plan and any predecessor plans will remain exercisable according to their terms. The 1997 Plan will terminate in September 2007, unless sooner terminated by the Board of Directors. As of September 30, 1997, under the 1994 Plan there were outstanding options to purchase a total of 344,175 shares of the Company's Common Stock.

The 1997 Plan permits the granting of options intended to qualify as incentive stock options ("Incentive Stock Options") within the meaning of Section 422 of the Code, to employees (including officers and employee directors), and options that do not so qualify ("Nonstatutory Stock Options," and, together with Incentive Options, the "Options") to employees (including officers and employee directors) and consultants (including non-employee directors). No person is eligible to be granted Options covering more than 500,000 shares of Class A Common Stock in any 12 month period.

The 1997 Plan is administered by the Board of Directors or a committee appointed by the Board of Directors. Subject to the limitations set forth in the 1997 Plan, the Board of Directors has the authority to select the persons to whom grants are to be made, to designate the number of shares to be covered by each Option, to determine whether an Option is to be an Incentive Stock Option or a Nonstatutory Stock Option, to establish vesting schedules, to specify the Option exercise price and the type of consideration to be paid to the Company upon exercise and, subject to certain restrictions, to specify other terms of Options.

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                                                                              51
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The maximum term of Options granted under the 1997 Plan is ten years. The aggregate fair market value, determined at the time of grant, of the shares of Class A Common Stock with respect to which Incentive Stock Options are exercisable for the first time by an optionee during any calendar year (under all such plans of the Company and its affiliates) may not exceed $100,000. Options granted under the 1997 Plan generally are non-transferable and expire three months after the termination of an optionee's service to the Company. In general, if an optionee is permanently disabled or dies during his or her service to the Company, such person's Option may be exercised up to 12 months following such disability or death.

The exercise price of Options granted under the 1997 Plan is determined by the Board of Directors in accordance with the guidelines set forth in the 1997 Plan. The exercise price of an Incentive Stock Option cannot be less than 100% of the fair market value of the Class A Common Stock on the date of the grant. The exercise price of a Nonstatutory Stock Option cannot be less than 85% of the fair market value of the Class A Common Stock on the date of grant. Options granted under the 1997 Plan vest at the rate specified in the option agreement. The exercise price of Incentive Stock Options granted to any person who at the time of grant owns stock representing more than 10% of the total combined voting power of all classes of the Company's capital stock must be at least 110% of the fair market value of such stock on the date of grant and the term of such Incentive Stock Options cannot exceed five years.

Upon certain changes in control of the Company, the 1997 Plan provides that all outstanding Options either be assumed or substituted by the surviving entity. In the event the surviving entity determines not to assume or substitute such Options, with respect to persons then performing services as employees, directors or consultants, the time during which such Options may be exercised will be accelerated and such Options terminated if not exercised prior to such change in control.

As of September 30, 1997, the Company had granted Incentive Stock Options to purchase an aggregate of 429,390 shares of Class A Common Stock. As of September 30, 1997, 350,610 shares of Class A Common Stock remained available for future grants under the 1997 Plan.

NON-EMPLOYEE DIRECTORS' STOCK OPTION PLAN

In December 1997, the Company adopted its Non-Employee Directors' Stock Option Plan (the "Directors' Plan") to provide for the automatic grant of options to purchase shares of Class A Common Stock to non-employee directors of the Company (each being a "Non-Employee Director"). The Directors' Plan is administered by the Board of Directors, unless the Board of Directors delegates administration to a committee of disinterested directors.

The maximum number of shares of Class A Common Stock that may be issued pursuant to options granted under the Directors' Plan is 250,000. Pursuant to the terms of the Directors' Plan: (i) each person who upon the effective date of the Offering is a Non-Employee Director automatically will be granted a one-time option to purchase 5,000 shares of Class A Common Stock; (ii) each person who after the effective date of the Offering for the first time becomes a Non-Employee Director automatically will be granted, upon the date of his or her initial appointment or election to be a Non-Employee Director, a one-time option to purchase 5,000 shares of Class A Common Stock; and (iii) on the date of each annual meeting of the stockholders of the Company after the effective date of the Offering, each person who is elected at such annual meeting to serve as a Non-Employee Director (other than a person who receives a grant in accordance with (ii) above on or during the six-month period preceding such date) automatically will be granted an option to purchase 5,000 shares of Class A Common Stock.

No options granted under the Directors' Plan may be exercised after the expiration of ten years from the date it was granted. Options granted under the Directors' Plan vest annually over a four-year period. The exercise price of options under the Directors' Plan will equal 100% of the fair market value of the Class A Common Stock on the date of grant. Options granted under the Directors' Plan are generally non-transferable. Unless otherwise terminated by the Board of Directors, the Directors' Plan automatically

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52
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terminates on the tenth anniversary of the date of the Offering. As of the date hereof, no options have been granted under the Directors' Plan.

EMPLOYEE STOCK PURCHASE PLAN

In December 1997, the Company adopted the Employee Stock Purchase Plan (the "Purchase Plan") covering an aggregate of 1,000,000 shares of Class A Common Stock. The Purchase Plan is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Code. Under the Purchase Plan, the Board of Directors may authorize participation by eligible employees, including officers, in periodic offerings following the commencement of the Purchase Plan. The initial offering under the Purchase Plan will commence on the date of this Prospectus and terminate on January 31, 2000.

Unless otherwise determined by the Board of Directors, employees are eligible to participate in the Purchase Plan only if they are employed by the Company or an affiliate of the Company (as defined in the Purchase Plan) designated by the Board of Directors for at least 20 hours per week and are customarily employed by the Company or an affiliate of the Company (as defined in the Purchase Plan) designated by the Board of Directors for at least five months per calendar year. Employees who participate in an offering may have up to 15% of their earnings withheld pursuant to the Purchase Plan. The amount withheld is then used to purchase shares of the Class A Common Stock on specified dates determined by the Board of Directors. The price of Class A Common Stock purchased under the Purchase Plan will be equal to 85% of the lower of the fair market value of the Class A Common Stock at the commencement date of each offering period or the relevant purchase date. Employees may end their participation in any offering at any time during the applicable offering period, and participation ends automatically upon termination of employment with the Company or an affiliate of the Company (as defined in the Purchase Plan), as the case may be.

In the event of a merger, reorganization, consolidation or liquidation involving the Company, the Board of Directors has discretion to provide that each right to purchase Class A Common Stock will be assumed or an equivalent right substituted by the successor corporation, or the Board of Directors may shorten this offering period and provide for all sums collected by payroll deductions to be applied to purchase stock immediately prior to such merger or other transaction. The Board of Directors has the authority to amend or terminate the Purchase Plan, provided, however, that no such action may adversely affect any outstanding rights to purchase Class A Common Stock.

401(k) PLAN

In May 1984, Titan adopted an employee retirement savings plan (as amended and restated on January 1, 1997, the "401(k) Plan") covering the employees of Titan and its affiliates, including the Company. Pursuant to the 401(k) Plan, eligible employees over the age of 21 may elect to reduce their current compensation by up to the lesser of 10% of their annual compensation or the statutorily prescribed annual limit ($9,500 in 1997) and have the amount of such reduction contributed to the 401(k) Plan. After the completion of the lesser of six months of participation in the 401(k) Plan or 12 months of service with Titan or an affiliate including the Company, the 401(k) Plan provides for matching contributions by Titan in an amount equal to 100% of the lesser of the maximum amount of deferrals that may be made for the 401(k) Plan year or 5% of such participant's compensation. In addition, eligible employees may make roll-over contributions to the 401(k) Plan from any tax-qualified retirement plan. The 401(k) Plan also allows for Titan to make additional discretionary contributions as determined by a committee of the Board of Directors of Titan. The 401(k) Plan administrator, at the discretion of each participant, invests the assets of the 401(k) Plan in designated investment options. Titan's matching and discretionary contributions become 25% vested after three years of service, with an additional 25% becoming vested for each year of service thereafter. The 401(k) Plan is intended to qualify under Section 401 of the Code, so that both employee and Titan contributions to the 401(k) Plan, and income earned on the 401(k) Plan contributions, are not taxable until withdrawn, and that contributions by Titan will be deductible by Titan when made.

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
SUPPLEMENTAL RETIREMENT PLAN FOR EXECUTIVES

Titan adopted a Supplemental Retirement Plan For Executives on September 1, 1990 (as amended on January 1, 1994) (as amended, the "Retirement Plan"). The Retirement Plan allows certain key employees ("Participants" or individually, "Participant") to annually defer a percentage of their annual salary to a retirement account with Titan contributing to each Participant's account an amount equal to the Participant's annual deferral. Each year, the Participants may defer no less than $2,000 per year and no more than the maximum percentage of annual salary permitted by the Compensation Committee of the Board of Directors of Titan. Each Participant's retirement account accrues interest at a rate equal to the treasury rate (as defined in the Retirement Plan) plus three percent. If a Participant retires from employment with Titan or its subsidiaries (including the Company) on or after the attainment of age sixty-two or six years of Retirement Plan participation, whichever is later, Titan will pay the Participant an amount per month based on the Participant's account balance. If a Participant dies before retirement and the Retirement Plan is in effect at the time, Titan will pay a survivor's benefit to a designated beneficiary. The amount of the survivor benefit will be equal to the account balance at the time of death. Said amount shall be paid in a lump sum or, if the account balance exceeds $25,000, over a period of 60 months. If a Participant dies after normal retirement, and after retirement benefits have commenced, the designated beneficiary will receive any unpaid installments due the Participant. If a Participant becomes disabled before the attainment of age sixty-two, the Participant's retirement account balance will become fully vested with benefits to be paid when he or she reaches the retirement age. Upon any change in control (as defined in the Retirement Plan), the retirement account balance of each Participant shall become fully vested and, at the Participant's discretion, shall be due and payable in a lump-sum.

LIMITATIONS ON DIRECTORS' AND EXECUTIVE OFFICERS' LIABILITY AND INDEMNIFICATION

The Company's Bylaws provide that the Company will indemnify its directors and executive officers and may indemnify its other officers, employees and other agents to the fullest extent permitted by Delaware law. The Company is also empowered under its Bylaws to purchase insurance on behalf of any person it is required or permitted to indemnify.

In addition, the Company's Restated Certificate of Incorporation provides that directors of the Company will not be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (i) for any breach of the directors' duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law (the "Delaware Law") or (iv) for any transaction from which the director derives any improper personal benefit. The Restated Certificate of Incorporation also provides that if the Delaware Law is amended after the approval by the Company's stockholders of the Restated Certificate of Incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of the Company's directors shall be eliminated or limited to the fullest extent permitted by the Delaware Law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

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54

                RELATIONSHIP WITH TITAN AND CERTAIN TRANSACTIONS
--------------------------------------------------------------------------------

Titan has adopted a strategy of selling a minority interest in subsidiary companies to outside investors as an important tool in its future development. As part of this strategy, Titan has created the Company as a privately held subsidiary, and has created several other privately held wholly-owned subsidiaries. From time to time, Titan and its subsidiaries will create other wholly-owned subsidiaries as part of its spin-out strategy. (The Company and the other Titan subsidiaries are hereinafter referred to as the "Titan Subsidiaries.")

THE TITAN CORPORATE CHARTER

Titan and the Titan Subsidiaries, including the Company, recognize that the benefits and support that derive from their affiliation are essential elements of their individual performance. Accordingly, Titan and each of the Titan Subsidiaries have adopted the Titan Corporate Charter (the "Charter") to define the relationships and delineate the nature of such cooperation among themselves. The purpose of the Charter is to ensure that (1) all of the companies and their stockholders are treated consistently and fairly, (2) the scope and nature of the cooperation among the companies, and each company's responsibilities, are adequately defined, (3) each company has access to the combined resources and financial, managerial and technological strengths of the others, and (4) Titan and the Titan Subsidiaries, in the aggregate, are able to obtain the most favorable terms from outside parties.

To achieve these ends, the Charter identifies the general principles to be followed by the companies, addresses the role and responsibilities of the management of each company, provides for the sharing of group resources by the companies and provides for centralized administrative, banking and credit services to be performed by Titan. The services provided by Titan include collecting and managing cash generated by members, coordinating the access of Titan and the Titan Subsidiaries (the "Titan Group") to external financing sources, ensuring compliance with external financial covenants and internal financial policies, assisting in the formulation of long-range planning and providing other banking and credit services. Pursuant to the Charter, Titan may also provide guarantees of debt obligations of the Titan Subsidiaries or may obtain external financing at the parent level for the benefit of the Titan Subsidiaries. In certain instances, the Titan Subsidiaries may provide credit support to, or on behalf of, the consolidated entity or may obtain financing directly from external financing sources. Under the Charter, Titan is responsible for determining that the Titan Group remains in compliance with all covenants imposed by external financing sources, including covenants related to borrowings of Titan or other members of the Titan Group, and for apportioning such constraints within the Titan Group. In addition, Titan is also responsible for ensuring that members comply with internal policies and procedures. The cost of the services provided by Titan to the Titan Subsidiaries is covered under corporate services agreements between Titan and each of the Titan Subsidiaries.

The Charter presently provides that it shall continue in effect so long as Titan and at least one Titan Subsidiary participates. The Charter may be amended at any time by agreement of the participants. Any Titan Subsidiary, including the Company, can withdraw from participation in the Charter upon 30 days' prior notice. In addition, Titan may terminate a subsidiary's participation in the Charter in the event the subsidiary ceases to be controlled by Titan or ceases to comply with the Charter or the policies and procedures applicable to the Titan Group. A withdrawal from the Charter automatically terminates the corporate services agreement in effect between the withdrawing company and Titan. The withdrawal from participation does not terminate outstanding commitments to third parties made by the withdrawing company, or by Titan or other members of the Titan Group, prior to the withdrawal. However, a withdrawing company is required to continue to comply with all policies and procedures applicable to the Titan Group and to provide certain administrative functions mandated by Titan so long as the withdrawing company is controlled by or affiliated with Titan.

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                                                                              55

GENERAL

Pursuant to the Reorganization, the Company (i) became the successor to the business formerly operated as the Linkabit division of Titan and (ii) transferred all of the assets and liabilities of its Client/Server and discontinued Broadband Communications and Gamma Satcom divisions to Titan. In connection with the Reorganization, Titan contributed $22.1 million to the capital of the Company through the retirement of the Company's intercompany indebtedness.

Titan currently owns all of the outstanding capital stock of the Company. Upon completion of the Offering, Titan will own 100% of the Company's outstanding Class B Common Stock, representing approximately 96.7% of the combined voting power of all classes of voting stock of the Company (approximately 96.2% if the Underwriters' over-allotment options are exercised in full). As long as Titan beneficially owns a majority of the combined voting power, it will have the ability to elect all of the members of the Board of Directors and thereby ultimately to control the management and affairs of the Company, including any determinations with respect to acquisitions, dispositions, borrowings, issuances of Common Stock or other securities of the Company or the declaration and payment of any dividends on the Common Stock. In addition, Titan will be able to determine the outcome of any matter submitted to a vote of the Company's stockholders for approval and to cause or prevent a change in control of the Company.

Conflicts of interest may arise between the Company and Titan in a number of areas relating to their past and ongoing relationships, including the nature and quality of services rendered by the Company to Titan and its affiliates or by Titan and its affiliates to the Company, potential competitive business activities, shared marketing functions, tax and employee benefit matters, indemnity agreements, sales or distributions by Titan of all or any portion of its ownership interest in the Company or Titan's ability to control the management and affairs of the Company. Persons serving as directors, officers and employees of both the Company and Titan may have conflicting duties to each. There can be no assurance that Titan and the Company will be able to resolve any potential conflict or that, if resolved, the Company would not receive more favorable resolution if it were dealing with an unaffiliated party. In addition, certain of the Affiliate Agreements contain specific procedures for resolving disputes between the Company and Titan with respect to the subject matter of those agreements. There can be no assurance that more favorable results to the Company would not be obtained under different procedures.

Titan could decide to sell or otherwise dispose of all or a portion of its Class B Common Stock (or, upon conversion of the Class B Common Stock, the resulting Class A Common Stock) at some future date, and there can be no assurance that, in any transfer by Titan of a controlling interest in the Company, any holders of Class A Common Stock will be allowed to participate in such transaction or will realize any premium with respect to their shares of Class A Common Stock.

Titan has advised the Company that its current intent is to continue to hold all of its outstanding shares of Class B Common Stock. Further, pursuant to the Underwriting Agreement to be executed among the Company, Titan and the Underwriters (the "Underwriting Agreement"), Titan has agreed, subject to certain exceptions, not to sell or otherwise dispose of any shares of Common Stock (or any security convertible into or exchangeable or exercisable for Common Stock) owned by it for a period of 180 days following the date of this Prospectus without the prior written consent of SBC Warburg Dillon Read. However, after such 180 day period, there can be no assurance concerning the period of time during which time Titan will maintain its ownership of Class B Common Stock.

Titan must beneficially own at least 80% of the total voting power and 80% of each class of nonvoting capital stock of the Company in order to be able to effect a tax-free spin-off of the Company under the Code. It is anticipated that upon completion of the Offering, Titan will continue to own at least 80% of the total voting power of the Company. Because Titan may seek to maintain its beneficial ownership percentage of the Company for tax planning purposes or otherwise and may not desire to acquire additional shares of Common Stock in connection with a future issuance of shares by the Company, the

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56

Company may be constrained in its ability to raise equity capital in the future or to issue Common Stock or other equity securities in connection with acquisitions.

The Company's Restated Certificate of Incorporation contains provisions relating to competition by Titan with the Company, potential conflicts of interest that may arise between the Company and Titan, the allocation of business opportunities that may be suitable for either Titan or the Company and the approval of transactions between the Company and Titan. The Company's Restated Certificate of Incorporation also limits the liability of its directors for monetary damages arising from a breach of their fiduciary duty as directors, except to the extent otherwise required by the Delaware Law. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

The Company's Bylaws provide that the Company shall indemnify its directors and officers to the fullest extent permitted by Delaware law, including in circumstances in which indemnification is otherwise discretionary under Delaware law. The Company has also entered into indemnification agreements with its officers and directors containing provisions that may require the Company, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance if available on reasonable terms.

CONTRACTUAL ARRANGEMENTS

The Company's relationship with Titan will also be governed by the following agreements to be entered into prior to completion of the Offering: the Corporate Services Agreement, the Tax Allocation Agreement and the Facilities Agreement, the material terms of which are summarized below. Because the Company is a wholly-owned subsidiary of Titan, none of these arrangements will result from arm's length negotiations and, therefore, the prices charged to the Company for services provided thereunder may be higher or lower than prices that may be charged by third parties.

The descriptions of agreements set forth below are intended to be summaries and, while material terms of the agreements are set forth herein, the descriptions are qualified by reference to the relevant agreements filed as exhibits to the Registration Statement of which this Prospectus forms a part.

The Company believes that the transactions contemplated by the following agreements are in its best interests. It is the Company's current policy that all transactions by the Company with its officers, directors, five percent stockholders and their affiliates will be entered into (or amended) only if such transactions are approved by a majority of the Independent Directors, are on terms no less favorable to the Company than could be obtained from unaffiliated parties and are reasonably expected to benefit the Company.

CORPORATE SERVICES AGREEMENT

Titan has provided to the Company from time to time, upon request of the Company, certain routine and ordinary corporate services, including financial, insurance, accounting, employee benefits, payroll, tax and legal services. Titan has also provided corporate planning, government relations and corporate quality assurance services. The Company has also shared certain Titan systems, including its management information system, accounting system and human resource system. Prior to the completion of the Offering, the Company and Titan will enter into the Corporate Services Agreement, pursuant to which Titan will continue to provide such services to the Company and the Company will continue to share such systems in a manner generally consistent with past practices. The Company's Statement of Operations include revenues and costs directly attributable to the Company, as well as certain allocations from Titan of indirect costs associated with such services and shared systems. As of September 30, 1997, the Company had incurred a $27.1 million intercompany debt to Titan. As part of the Reorganization, Titan contributed $22.1 million of such amount to the capital of the Company. The Company's future statements of operations will include revenues and costs directly attributable to the Company's operations as well as allocations from Titan for indirect costs of shared services and systems. Titan's cost of its human resources

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                                                                              57
department is allocated to the members of the Titan Group based upon the member's average percentage of total Titan Group headcount as of the end of the last fiscal year and as of the final day of each calendar quarter in the current fiscal year ("measuring dates"). Other corporate services are allocated based upon the average of three percentages: (i) the percentage of the Company's payroll to the total payroll of the Titan Group, (ii) the percentage of the Company's operating revenue to the total operating revenue of the Titan Group, and (iii) the percentage of the average net book value of the sum of the Company's tangible capital assets plus inventories to the total average net book value of the tangible capital assets plus inventory of the Titan Group as of the measuring dates. These allocations may be adjusted by Titan based upon its assessment of the relative uses of these services by members of the Titan Group. Titan's method of allocating its costs is based upon government cost accounting standards and is consistent with Titan's past practices for allocating costs to its subsidiaries. This fee will be included in the operating results of the Company. The Company believes that the charges under the Corporate Services Agreement are reasonable. The initial term of this agreement will be one year. Thereafter, the Corporate Services Agreement will be automatically renewed for successive one-year terms unless the Company elects not to renew the agreement upon at least 45 days prior notice to Titan. In addition, a withdrawal by or removal of the Company from the Titan Charter will automatically terminate the Corporate Services Agreement. In the event that the Corporate Services Agreement is terminated, there can be no assurance that the Company would be able to secure alternative sources for such services or that such services could be obtained for costs comparable to costs to be charged by Titan.

TAX ALLOCATION AGREEMENT

For so long as Titan maintains beneficial ownership of at least 80% of the total voting power and 80% of the total value of the outstanding Common Stock, the Company will be included in the consolidated federal income tax returns filed by Titan on behalf of the Titan Group. Similarly, the Company will file consolidated and/or combined state tax returns with Titan and other members of the Titan Group.

Prior to the completion of the Offering, the Company and Titan and the other members of the Titan Group will enter into a Tax Allocation Agreement. Under the Agreement, the Company will agree to pay to Titan, as its share of the consolidated federal income tax liability of the group, an amount generally equal to the tax liability which it would have incurred had it prepared and filed a separate return. Titan has broad discretion in determining the amount of separate taxable income and tax liability which the Company will realize on such a separate return. In computing this separate tax liability, the tax attributes of the Company, including net operating loss and tax credit carryovers, will be deemed to be the amount which the Company would have possessed if it had always owned the divisions transferred to it in the Reorganization and had never owned the divisions distributed to Titan in the Reorganization.

As a result of the Reorganization, the Company may recognize a taxable gain as a result of the distribution of the Broadband, Client/Server and Gamma Satcom divisions to Titan. Titan will agree to pay to the Company the amount of any liability incurred by the Company which is attributable to such gain.

It is possible that the net operating losses or tax credit carryforwards which the Company is entitled to use under the Tax Allocation Agreement will be used to offset taxable income of other members of the Titan Group. In such event, Titan will make a payment to the Company equal to the tax benefit derived from the use of the Company's net operating loss to offset the income generated by other members.

In the event that the Company ceases to be a member of the Titan Group for purposes of filing consolidated federal income tax returns, it may continue to have the right to utilize the excess net operating losses and tax credit carryovers for the purpose of filing separate tax returns. Pursuant to the Tax Allocation Agreement, any benefit realized by the Company from the use of any such excess amount will be required to be paid to Titan.

As a member of the Titan Group filing consolidated federal income tax returns, the Company will be jointly and severally liable for the tax liability of the entire group. The Tax Allocation Agreement will not relieve the Company of such liability. However, Titan will agree to indemnify and hold the Company

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58
harmless from any liability in excess of the amount computed under the Tax Allocation Agreement. Nevertheless, the Company will be liable for the federal income tax of the Titan Group should Titan fail to pay such amount.

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                                                                              59
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         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
--------------------------------------------------------------------------------

As of the date of this Prospectus, no shares of Class A Common Stock are outstanding. Upon completion of the Offering, the only shares of Class A Common Stock that will be outstanding are those that will be issued in the Offering (including any shares issued if the Underwriters' over-allotment option is exercised) and those issued under the Company's stock option plans. See "Management--Stock Option Grants," "--Stock Option Plans." The following table sets forth certain information with respect to the beneficial ownership of the Company's Class A Common Stock as of September 30, 1997, and as adjusted to reflect the sale of the shares of Class A Common Stock offered hereby, by (i) each of the Named Executive Officers, (ii) each of the Company's directors,
(iii) Titan and (iv) all current directors and executive officers as a group. Except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws where applicable.

                                                                                 PERCENTAGE OF SHARES
                                                       SHARES OF                BENEFICIALLY OWNED(1)
                                                 CLASS A COMMON STOCK   --------------------------------------
TITAN, DIRECTORS AND NAMED EXECUTIVE OFFICERS    BENEFICIALLY OWNED(1)    BEFORE OFFERING     AFTER OFFERING
-----------------------------------------------  ---------------------  -------------------  -----------------
The Titan Corporation..........................        7,800,000(2)                100%               74.3%
3033 Science Park Road
San Diego, CA 92121
Frederick L. Judge.............................          146,250(3)                1.8%                1.4%
Ronald B. Gorda................................           --                     *                   *
Eric M. DeMarco................................           --                     *                   *
Scott C. Smull.................................           29,250(4)              *                   *
Gene W. Ray....................................           --                     *                   *
J. S. Webb.....................................           --                     *                   *
All Directors and Executive Officers as a Group
  (5 persons)..................................          175,500                   2.2%                1.6%

----------------------------------

*   Represents beneficial ownership of less than 1%.

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them. Percentage of beneficial ownership is based on 7,800,000 shares of Common Stock outstanding as of September 30, 1997 and 10,500,000 shares of Common Stock outstanding after completion of the Offering.

(2) Represents shares of Class A Common Stock issuable upon conversion of 7,800,000 shares of Class B Common Stock currently held by Titan.

(3) Includes 146,250 shares subject to stock options granted to Mr. Judge which are exercisable within 60 days of the date of this Prospectus.

(4) Includes 29,250 shares subject to stock options granted to Mr. Smull which are exercisable within 60 days of the date of this Prospectus.

--------------------------------------------------------------------------------

                          DESCRIPTION OF CAPITAL STOCK
--------------------------------------------------------------------------------

The authorized capital stock of the Company consists of 30,000,000 shares of Class A Common Stock, 7,800,000 shares of Class B Common Stock and 10,000,000 shares of Preferred Stock. None of the Class A Common Stock or Preferred Stock is outstanding as of the date hereof. Of the 30,000,000 shares of Class A Common Stock authorized, 2,700,000 are being offered in the Offering (3,105,000 shares if the Underwriters' over-allotment option is exercised in full), 7,800,000 shares will be reserved for issuance upon conversion of Class B Common Stock into Class A Common Stock and 1,945,000 shares have been reserved for issuance pursuant to certain employee benefits plans. See "Management--Director Compensation" and "Management--Executive Compensation." Of the 7,800,000 shares of Class B Common Stock authorized, 7,800,000 will be outstanding and held by Titan upon consummation of the Offering. The following summary description of the capital stock of the Company is qualified by reference to the Restated Certificate of Incorporation and Bylaws of the Company, copies of which are filed as exhibits to the Registration Statement.

COMMON STOCK

VOTING RIGHTS. The holders of Class A Common Stock and Class B Common Stock generally have identical rights except that holders of Class A Common Stock are entitled to one vote per share while holders of Class B Common Stock are entitled to ten votes per share on all matters to be voted on by stockholders. Holders of shares of Class A Common Stock and Class B Common Stock are not entitled to cumulate their votes in the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by all shares of Class A Common Stock and Class B Common Stock present in person or represented by proxy, voting together as a single class, subject to any voting rights granted to holders of any Preferred Stock. Except as otherwise provided by law, and subject to any voting rights granted to holders of any outstanding Preferred Stock, amendments to the Company's Restated Certificate of Incorporation generally must be approved by a majority of the combined voting power of all Class A Common Stock and Class B Common Stock voting together as a single class. However, amendments to the Company's Restated Certificate of Incorporation that would alter or change the powers, preferences or special rights of the Class A Common Stock or the Class B Common Stock so as to affect them adversely also must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class. Notwithstanding the foregoing, any amendment to the Company's Restated Certificate of Incorporation to increase the authorized shares of any class or authorize the creation, authorization or issuance of any securities convertible into, or warrants or options to acquire, shares of any such class or classes of stock shall be approved by the affirmative vote of the holders of a majority of the Class A Common Stock and Class B Common Stock, voting together as a single class.

Effective as of the first time at which Titan shall cease to be the beneficial owner of an aggregate of at least a majority of the voting power of the Voting Stock (as defined herein) of the Company then outstanding (the "Trigger Date"), amendments to certain provisions of the Restated Certificate of Incorporation will require the approval of 80% of the combined voting power of all Class A Common Stock and Class B Common Stock, voting together as a single class.

DIVIDENDS. Holders of Class A Common Stock and Class B Common Stock will share in an equal amount per share in any dividend declared by the Board of Directors, subject to any preferential rights of any outstanding Preferred Stock. Dividends consisting of shares of Class A Common Stock and Class B Common Stock may be paid only as follows: (i) shares of Class A Common Stock may be paid only to holders of Class A Common Stock and shares of Class B Common Stock may be paid only to holders of Class B Common Stock and (ii) shares shall be paid proportionally with respect to each outstanding share of Class A Common Stock and Class B Common Stock.

--------------------------------------------------------------------------------

CONVERSION. While Titan does not have a current intention of effecting a Tax-Free Spin-Off (as hereinafter defined), Titan will continually evaluate its ownership of the Company and there can be no assurance as to whether Titan will effect a Tax-Free Spin-Off in the future. Prior to the occurrence of a Tax-Free Spin-Off, each share of Class B Common Stock is convertible at such holder's option into one share of Class A Common Stock. Additionally, each share of Class B Common Stock shall automatically convert into one share of Class A Common Stock if at any time prior to a Tax-Free Spin-Off the number of outstanding shares of Class B Common Stock owned by Titan or any of its subsidiaries (or a Class B Transferee, as hereinafter defined, or any of its subsidiaries) represents less than 50% of the total voting power of the Company. Following the occurrence of a Tax-Free Spin-Off, if any, shares of Class B Common Stock shall not be convertible into shares of Class A Common Stock at the option of the holder thereof.

Except as provided below, any shares of Class B Common Stock transferred to a person other than Titan or any of its subsidiaries or the Class B Transferee (as defined below) shall automatically convert to shares of Class A Common Stock upon such disposition. Shares of Class B Common Stock representing more than 50% of the outstanding Common Stock of the Company transferred by Titan or any of its subsidiaries in a single transaction to one unrelated person (the "Class B Transferee") or any subsidiary of the Class B Transferee shall not automatically convert to shares of Class A Common Stock upon such disposition. Any shares of Class B Common Stock retained by Titan or its subsidiaries following any such transfer of shares of Class B Common Stock to the Class B Transferee shall automatically convert into shares of Class A Common Stock upon such transfer. Shares of Class B Common Stock transferred to stockholders of Titan or stockholders of the Class B Transferee in a transaction intended to be on a tax-free basis (a "Tax-Free Spin-Off") under the Code shall not convert to shares of Class A Common Stock upon the occurrence of such Tax-Free Spin-Off.

Following a Tax-Free Spin-Off, shares of Class B Common Stock shall be transferred as Class B Common Stock, subject to applicable laws; provided, however, that shares of Class B Common Stock shall automatically convert into shares of Class A Common Stock on the fifth anniversary of the Tax-Free Spin-Off, unless prior to such Tax-Free Spin-Off, Titan, or the Class B Transferee, as the case may be, delivers to the Company an opinion of counsel reasonably satisfactory to the Company to the effect that (i) such conversion could adversely affect the ability of Titan, or the Class B Transferee, as the case may be, to obtain a favorable ruling from the Internal Revenue Service that the transfer would be a Tax-Free Spin-Off or (ii) the Internal Revenue Service has adopted a general non-ruling policy on tax-free spin-offs and that such conversion could adversely affect the status of the transaction as a Tax-Free Spin-Off. If such an opinion is received, approval of such conversion shall be submitted to a vote of the holders of the Common Stock as soon as practicable after the fifth anniversary of the Tax-Free Spin-Off. Approval of such conversion will require the affirmative vote of the holders of a majority of the shares of both Class A Common Stock and Class B Common Stock present and voting, voting together as a single class, with each share entitled to one vote for such purpose. No assurance can be given that such conversion would be consummated. The requirement to submit such conversion to a vote of the holders of the Common Stock is intended to ensure that tax-free treatment of the Tax-Free Spin-Off is preserved should the Internal Revenue Service challenge such automatic conversion as violating the 80% vote requirement currently required by the Code for a tax-free spin-off. Notwithstanding the foregoing, if Titan or the Class B Transferee, as the case may be, delivers to the Company an opinion of counsel reasonably satisfactory to the Company prior to such anniversary that such vote could adversely affect the status of the Tax-Free Spin-Off, including the ability to obtain a favorable ruling from the Internal Revenue Service, such vote shall not be held and no such conversion shall take place.

OTHER RIGHTS. On liquidation, dissolution or winding up of the Company, after payment in full of the amounts required to be paid to holders of Preferred Stock, if any, all holders of Common Stock, regardless of class, are entitled to share ratably in any assets available for distribution to holders of shares of Common Stock. No shares of either class of Common Stock are subject to redemption or have preemptive rights to purchase additional shares of Common Stock. Upon consummation of the Offering, all the outstanding

--------------------------------------------------------------------------------
shares of Class A Common Stock and Class B Common Stock will be legally issued, fully paid and nonassessable.

PREFERRED STOCK

There are currently no shares of Preferred Stock outstanding. Under the Company's Certificate of Incorporation, the Board of Directors has the authority, without further action by stockholders, to issue up to 10,000,000 shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges, qualifications and restrictions granted to or imposed upon such Preferred Stock, including dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preference and sinking fund terms, any or all of which may be greater than the rights of the Common Stock. The issuance of Preferred Stock could adversely affect the voting power of holders of Common Stock and reduce the likelihood that such holders will receive dividend payments and payments upon liquidation. Such issuance could have the effect of decreasing the market price of the Common Stock. The issuance of Preferred Stock could have the effect of delaying, deterring or preventing a change in control of the Company. The Company has no present plans to issue any shares of Preferred Stock.

DELAWARE ANTI-TAKEOVER LAW

The Company is governed by the provisions of Section 203 of the Delaware Law ("Section 203"). In general, Section 203 prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock. The existence of this provision would be expected to have anti-takeover effects with respect to transactions not approved in advance by the Board of Directors, such as discouraging takeover attempts that might result in a premium over the market price of the Class A Common Stock.

CERTAIN CERTIFICATE OF INCORPORATION AND BYLAW PROVISIONS

The summary set forth below describes certain provisions of the Restated Certificate of Incorporation and Bylaws. The summary is qualified in its entirety by reference to the provisions of the Restated Certificate of Incorporation and Bylaws, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus forms a part. The Company's Restated Certificate of Incorporation provides that any person purchasing or acquiring an interest in shares of capital stock of the Company is deemed to have consented to the following provisions relating to intercompany agreements and to transactions with interested parties and corporate opportunities. The corporate charter of Titan does not include comparable provisions relating to intercompany agreements, transactions with interested parties or corporate opportunities.

Certain of the provisions of the Restated Certificate of Incorporation and Bylaws discussed below may have the effect, either alone or in combination with the provisions of Section 203 discussed above, of delaying or making more difficult certain types of transactions involving an actual or potential change in control of the Company or its management (including transactions in which stockholders might otherwise receive a premium for their shares over then current prices) and may limit the ability of stockholders to remove current management of the Company or approve transactions that stockholders may deem to be in their best interests and, therefore, could adversely affect the price of the Company's Common Stock.

COMPETITION BY TITAN WITH THE COMPANY; CORPORATE OPPORTUNITIES. The Company's Restated Certificate of Incorporation provides that except as the Company and Titan may otherwise agree in writing: (i) Titan shall not have a duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as the Company; and (ii) neither Titan nor any officer or director thereof will be

--------------------------------------------------------------------------------
presumed liable to the Company or to its stockholders for breach of any fiduciary duty by reason of any such activities of Titan or of such person's participation therein.

The Company's Restated Certificate of Incorporation also provides that if Titan acquires knowledge of a potential transaction or matter which may be a corporate opportunity both for Titan and the Company, Titan (and its officers and directors) shall be entitled to offer such corporate opportunity to the Company or Titan as Titan deems appropriate under the circumstances in its sole discretion and shall not be presumed liable to the Company or its stockholders for breach of fiduciary duty as a stockholder of the Company or controlling person of a stockholder by reason of the fact that Titan pursues or acquires such opportunity for itself, directs such corporate opportunity to another person, or does not communicate information regarding, or offer, such corporate opportunity to the Company.

Further, the Company's Restated Certificate of Incorporation provides that in the event that a director, officer or employee of the Company who is also a director, officer or employee of Titan acquires knowledge of a potential transaction or matter that may be a corporate opportunity both for the Company and Titan (whether such potential transaction or matter is proposed by a third party or is conceived by such director, officer or employee of the Company), such director, officer or employee shall be entitled to offer such corporate opportunity to the Company or Titan as such director, officer or employee deems appropriate under the circumstances in his or her sole discretion, and no such director, officer or employee shall be presumed liable to the Company or its stockholders for breach of any fiduciary duty or duty of loyalty or failure to act in (or not opposed to) the best interests of the Company or the derivation of any improper personal benefit by reason of the fact that (i) such director, officer or employee offered such corporate opportunity to Titan (rather than the Company) or did not communicate information regarding such corporate opportunity to the Company or (ii) Titan pursues or acquires such corporate opportunity for itself or directs such corporate opportunity to another person or does not communicate information regarding such corporate opportunity to the Company.

The enforceability of the provisions discussed above under Delaware Law has not been established and, due to the absence of relevant judicial authority, counsel to the Company is not able to deliver an opinion as to the enforceability of such provisions. These provisions of the Company's Restated Certificate of Incorporation eliminate certain rights that might have been available to stockholders under Delaware Law had such provisions not been included in the Certificate of Incorporation, although the enforceability of such provisions has not been established.

The foregoing provisions of the Company's Restated Certificate of Incorporation shall expire on the date that Titan ceases to own beneficially Common Stock representing at least 20% of the number of outstanding shares of Common Stock and no person who is a director or officer of the Company is also a director or officer of Titan.

Currently, Gene W. Ray and Eric M. DeMarco, the Company's Chairman of the Board and Chief Financial Officer, respectively, also serve as President and Chief Executive Officer, and Chief Financial Officer, respectively, of Titan. In addition, J.S. Webb, a director of the Company, is also a member of Titan's Board of Directors.

TRANSACTIONS WITH INTERESTED PARTIES. The Company's Restated Certificate of Incorporation provides that no contract, agreement, arrangement or transaction (or any amendment, modification or termination thereof) between the Company and Titan or any Related Entity, or between the Company and any director or officer of the Company, Titan or any Related Entity, shall be void or voidable solely for the reason that Titan, a Related Entity or any one or more of the officers or directors of the Company, Titan or any Related Entity are parties thereto, or solely because any such directors or officers are present at, participate in or vote with respect to the authorization of such contract, agreement, arrangement or transaction (or any amendment, modification or termination thereof). The term Related Entity means a corporation, partnership, joint venture, association or other organization in which one or more of the

--------------------------------------------------------------------------------
directors of the Company has or have a direct or indirect financial interest. Further, the Company's Restated Certificate of Incorporation provides that neither Titan nor any officer or director thereof or of any Related Entity shall be presumed liable to the Company or its stockholders for breach of any fiduciary duty or duty of loyalty or failure to act in (or not opposed to) the best interests of the Company or the derivation of any improper personal benefit by reason of the fact that Titan or an officer or director thereof or of such Related Entity in good faith takes any action or exercises any rights or gives or withholds any consent in connection with any agreement or contract between Titan or such Related Entity and the Company. No vote cast or other action taken by any person who is an officer, director or other representative of Titan or any Related Entity, which vote is cast or action is taken by such person in his capacity as a director of the Company, shall constitute an action of or the exercise of a right by or a consent of Titan or such Related Entity for the purpose of any such agreement or contract.

These provisions may also have the effect of limiting the liability of Titan and its subsidiaries for certain breaches of their fiduciary duties in connection with action that may be taken or not taken in good faith under the intercompany agreements. See "Relationship with Titan and Certain Transactions."

STOCKHOLDER ACTION; SPECIAL MEETINGS; OTHER PROVISIONS. The Bylaws of the Company provide that, effective as of the Trigger Date, and subject to the rights of any holders of Preferred Stock or any other series or class of stock to elect additional directors under specified circumstances, stockholder action can be taken only at an annual or special meeting of stockholders and stockholder action may not be taken by written consent in lieu of a meeting. In addition, special meetings of the stockholders of the Company may be called only by the Chairman of the Board of Directors, the President of the Company or by the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors; provided that, prior to the Trigger Date, special meetings can also be called at the request of the holders of a majority of the voting power of the then outstanding Voting Stock. Effective as of the Trigger Date, stockholders are not permitted to call a special meeting or to require that the Board of Directors call a special meeting of stockholders.

The Restated Certificate of Incorporation and Bylaws of the Company provide that, subject to the rights of holders of Preferred Stock or any other series or class of stock to elect directors under specified circumstances, effective as of the Trigger Date, directors may be removed only for cause and only upon the affirmative vote of holders of at least 80% of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors ("Voting Stock"), voting together as a single class; provided however, that prior to the Trigger Date, directors may be removed, without cause, with the affirmative vote of the holders of at least a majority of the voting power of the then outstanding Voting Stock, voting together as a class.

RIGHTS TO PURCHASE SECURITIES AND OTHER PROPERTY. The Restated Certificate of Incorporation authorizes the Board of Directors to create and issue rights entitling the holders thereof to purchase from the Company shares of capital stock or other securities or property. The times at which and terms upon which such rights are to be issued would be determined by the Board of Directors and set forth in the contracts or instruments that evidence such rights. The authority of the Board of Directors with respect to such rights includes, but is not limited to, determination of (i) the purchase price of the capital stock to be purchased upon exercise of such rights; (ii) provisions relating to the times at which and the circumstances under which such rights may be exercised or sold or otherwise transferred, either together with or separately from, any other stock or other securities of the Company; (iii) provisions which adjust the number or exercise price of such rights or amount or nature of the stock receivable upon exercise of such rights in the event of a combination, split or recapitalization of any stock of the Company, a change in ownership of the Company's stock or other securities or a reorganization, merger, consolidation, sale of assets or other occurrence relating to the Company or any stock of the Company, and provisions restricting the ability of the Company to enter into any such transaction absent an assumption by the other party or parties thereto of the obligations of the Company under such rights; (iv) provisions which deny the holder of a specified

--------------------------------------------------------------------------------
percentage of the outstanding securities of the Company the right to exercise such rights and cause such rights held by such holder to become void; (v) provisions which permit the Company to redeem or exchange such rights; and (vi) the appointment of the rights agent with respect to such rights. This provision is intended to confirm the authority of the Board of Directors to issue such share purchase rights or other rights to purchase stock or securities of the Company or any other corporation.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Company's Common Stock is American Stock Transfer & Trust Co.

                        SHARES ELIGIBLE FOR FUTURE SALE
--------------------------------------------------------------------------------

Prior to the Offering there has been no public market for the Common Stock of the Company, and no predictions can be made regarding the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after the Offering due to certain contractual and legal restrictions on resale. Nevertheless, sales of substantial amounts of Common Stock of the Company in the public market after the restrictions lapse could adversely affect the prevailing market price.

Upon completion of the Offering, the Company will have 2,700,000 shares of Class A Common Stock outstanding (assuming no exercise of the Underwriters' over-allotment option). In addition, as of September 30, 1997, the Company had granted stock options to certain employees and directors for the purchase of an aggregate of approximately 865,000 shares of Class A Common Stock. The 2,700,000 shares of Class A Common Stock being sold hereby will be freely tradable (other than by an "affiliate" of the Company as such term is donned in Rule 144 of the Securities Act) without restriction or registration under the Securities Act. All remaining shares are Restricted Shares and are eligible for public sale if registered under the Securities Act or sold in accordance with Rule 701 thereunder.

Titan, which will own 7,800,000 shares of Class B Common Stock upon completion of the Offering, and certain Restricted Persons have agreed they will not sell any shares of Common Stock owned by them without the prior written consent of the Representatives of the Underwriters for a period of 180 days from the effective date of the Registration Statement of which this Prospectus is a part (the "Lockup Period"). See "Underwriting." Following the expiration of the Lockup Period, Titan and such Restricted Persons may sell such shares only pursuant to the requirements of Rule 144 or pursuant to an effective registration statement under the Securities Act. Furthermore, the shares held by Titan and such Restricted Persons are "restricted securities" within the meaning of Rule 144. Following the expiration of the Lockup Period, 3,900,000 of the shares of Class B Common Stock held by Titan will be eligible for sale in the public market subject to compliance with Rule 144. The remaining 3,900,000 shares of Class B Common Stock held by Titan will be eligible for sale in compliance with Rule 144 in September 1998.

Subject to certain limitations on the aggregate offering price of a transaction and other conditions, Rule 701 may be relied upon with respect to the resale of securities originally purchased from the Company by its employees, directors, officers, consultants or advisers prior to the closing of the Offering, pursuant to written compensatory benefit plans or written contracts relating to the compensation of such persons. In addition, the Securities and Exchange Commission has indicated that Rule 701 will apply to stock options granted by the Company before the Offering, along with the shares acquired upon exercise of such options. Securities issued in reliance on Rule 701 are deemed to be Restricted Shares and, beginning 90 days after the date of this Prospectus (unless subject to the contractual restrictions described above), may be sold by persons other than affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its one-year minimum holding period requirements.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this Prospectus, an affiliate of the Company, or a holder of Restricted Shares who beneficially owns shares that were not

--------------------------------------------------------------------------------
acquired from the Company or an affiliate of the Company within the previous year, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock (approximately 105,000 shares of Class A Common Stock immediately after the Offering, assuming no exercise of the Underwriters' over-allotment option) or the average weekly trading volume of Class A Common Stock during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission. Sales under Rule 144 are subject to certain requirements relating to manner of sale, notice and availability of current public information about the Company. However, a person (or persons whose shares are aggregated ) who is not deemed to have been an affiliate of the Company at any time during the 90 days immediately preceding the sale and who owns beneficially Restricted Shares is entitled to sell such shares under Rule 144(k) without regard to the limitations described above, provided that at least two years have elapsed since the later of the date the shares were acquired from the Company or from an affiliate of the Company. The foregoing is a summary of Rule 144 and is not intended to be a complete description of it.

The Company intends to file a registration statement on Form S-8 under the Securities Act covering approximately 1,965,000 shares of Class A Common Stock reserved for issuance under the 1994 and 1997 Plans, the Director's Plan and the Purchase Plan. Such registration statement is expected to be filed soon after the Offering and will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market, unless such shares are subject to vesting restrictions with the Company or the contractual restrictions described above.

--------------------------------------------------------------------------------

                                  UNDERWRITING
--------------------------------------------------------------------------------

The names of the Underwriters of the shares of Class A Common Stock offered hereby and the aggregate number of shares of Class A Common Stock which each has severally agreed to purchase from the Company, subject to the terms and conditions specified in the Underwriting Agreement, are as follows:

                                                                            NUMBER OF
UNDERWRITERS                                                                 SHARES
-------------------------------------------------------------------------  -----------

SBC Warburg Dillon Read Inc..............................................
Needham & Company, Inc...................................................
C.E. Unterberg, Towbin...................................................

                                                                           -----------
  Total..................................................................   2,700,000
                                                                           -----------
                                                                           -----------

The Managing Underwriters are SBC Warburg Dillon Read Inc., Needham & Company, Inc. and C.E. Unterberg, Towbin (the "Managing Underwriters").

If any shares of Class A Common Stock offered hereby are purchased by the Underwriters, all such shares will be so purchased. The Underwriting Agreement contains certain provisions whereby if any Underwriter defaults in its obligation to purchase such shares and if the aggregate obligations of the Underwriters so defaulting do no exceed ten percent of the shares offered hereby, the remaining Underwriters, or some of them, must assume such obligations.

The Underwriters propose to offer the shares of Class A Common Stock to the public initially at the offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not to exceed
$         per share. The Underwriters may allow, and such dealers may re-allow,
a concession not to exceed $         per share on sales to certain other
dealers. The offering of the shares of Class A Common Stock is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and withdrawal, cancellation or modification of the offer without notice. The Underwriters reserve the right to reject any order for the purchase of the shares. After the shares are released for sale to the public, the public offering price, the concession and the reallowance may be changed by the Managing Underwriters.

The Company has granted to the Underwriters an option for 30 days from the date of the Underwriting Agreement to purchase up to an additional 405,000 shares of Class A Common Stock from them at the offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriters may exercise such option only to cover over-allotments made of the shares in connection with the Offering. To the extent the Underwriters exercise this option, each of the Underwriters will be obligated, subject to certain conditions, to purchase the number of additional shares proportionate to such Underwriter's initial commitment.

--------------------------------------------------------------------------------

The Company, each of its directors and officers and certain of its securityholders, including Titan, have agreed that they will not sell, contract to sell, grant any option to sell or otherwise dispose of, directly or indirectly, any shares of the Common Stock or any securities convertible into or exchangeable for Common Stock or warrants or other rights to purchase Common Stock, for a period of at least 180 days after the date of this Prospectus, without the prior written consent of SBC Warburg Dillon Read Inc., except for
(i) the registration and sale of shares of Class A Common Stock pursuant to the Offering; (ii) the issuance of shares of Class A Common Stock by the Company upon the exercise of outstanding options, provided that the Company shall have obtained an agreement substantially to the effect set forth in this paragraph from each such person to whom such shares of Class A Common Stock are issued; and (iii) the grant of options and other rights by the Company to purchase up to an aggregate of approximately 695,000 shares of Class A Common Stock to the Company's employees, officers and directors pursuant to the 1997 Plan, provided that the Company shall have obtained an agreement substantially to the effect set forth in this paragraph from each such employee, officer and director of the Company to whom such options and rights are granted.

The Company has agreed to indemnify the Underwriters against certain liabilities, including any liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

The Managing Underwriters, on behalf of the Underwriters, may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the Common Stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Managing Underwriters to reclaim a selling concession from a syndicate member when the Common Stock originally sold by such syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Common Stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS
--------------------------------------------------------------------------------

The validity of the shares of Class A Common Stock offered hereby is being passed upon for the Company by Cooley Godward LLP, San Diego, California. Certain legal matters in connection with the Offering are being passed upon for the Underwriters by Brobeck, Phleger & Harrison LLP, San Diego, California.

                                    EXPERTS
--------------------------------------------------------------------------------

The audited financial statements included in this Prospectus and elsewhere in the Registration Statement, to the extent and for the periods indicated in their reports, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included in reliance upon the authority of said firm as experts in giving said reports.

The statements in the Prospectus under the captions "Risk Factors--Limited Intellectual Property Protection; Dependence on Proprietary Technology" and "Business--Patents, Trademarks and Trade Secrets" have been reviewed and approved by Edward W. Callan, Esq., as expert in such matters, and are included herein in reliance upon such review and approval.

--------------------------------------------------------------------------------

                             ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 under the Securities Act, with respect to the Class A Common Stock offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus, which is a part of the Registration Statement, omits certain information, exhibits, schedules and undertakings set forth in the Registration Statement. For further information pertaining to the Company and the Class A Common Stock offered hereby, reference is made to such Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents or provisions of any contract or other document referred to herein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. A copy of the Registration Statement may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of all or any part of the Registration Statement may be obtained from such offices upon the payment of the fees prescribed by the Commission. In addition, registration statements and certain other filings made with the Commission through its Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system are publicly available through the Commission's web site on the Internet's World Wide Web, located at http://www.sec.gov. The Registration Statement, including all exhibits thereto and amendments thereof, has been filed with the Commission through EDGAR.

--------------------------------------------------------------------------------

                         INDEX TO FINANCIAL STATEMENTS

LINKABIT WIRELESS, INC.

Report of Independent Public Accountants...............................................        F-2

Balance Sheets as of December 31, 1995 and 1996 and as of September 30, 1997
  (unaudited)..........................................................................        F-3

Statements of Operations for each of the three years in the period ended December 31,
  1996 and for the unaudited nine month periods ended September 30, 1996 and 1997 .....        F-4

Statements of Stockholder's Equity for each of the three years in the period ended
  December 31, 1996 and for the unaudited nine month period ended September 30,
  1997 ................................................................................        F-5

Statements of Cash Flows for each of the three years in the period ended December 31,
  1996 and for the unaudited nine month periods ended September 30, 1996 and 1997 .....        F-6

Notes to Financial Statements..........................................................        F-7

--------------------------------------------------------------------------------

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Linkabit Wireless, Inc.:

We have audited the accompanying balance sheets of Linkabit Wireless, Inc. (a Delaware corporation and wholly owned subsidiary of the Titan Corporation) as of December 31, 1995 and 1996, and the related statements of operations, stockholder's equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Linkabit Wireless, Inc. as of December 31, 1995 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

San Diego, California

December 5, 1997

--------------------------------------------------------------------------------

                            LINKABIT WIRELESS, INC.
                                 BALANCE SHEETS
               (in thousands, except share and per share values)

                                                                             AS OF
                                                                          DECEMBER 31,
                                                                      --------------------
                                                                        1995       1996
                                                                      ---------  ---------      AS OF
                                                                                            SEPTEMBER 30,
                                                                                                1997
                                                                                            -------------
                                                                                             (UNAUDITED)
ASSETS
Current Assets:
  Cash..............................................................  $      --  $      --    $      --
  Accounts receivable--net..........................................      7,775     11,130       15,824
  Inventories.......................................................      1,244      3,249        3,718
  Prepaid expenses and other........................................         89         62          219
  Deferred income taxes.............................................        697      2,684        2,764
                                                                      ---------  ---------  -------------
    Total current assets............................................      9,805     17,125       22,525
Property and equipment--net.........................................      2,005      3,133        3,365
Goodwill--net of accumulated amortization of $757, $897 and $999....      1,340      1,200        1,098
                                                                      ---------  ---------  -------------
    Total assets....................................................  $  13,150  $  21,458    $  26,988
                                                                      ---------  ---------  -------------
                                                                      ---------  ---------  -------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable..................................................  $   1,752  $   4,529    $   2,846
  Accrued compensation and benefits.................................      1,617      1,947        1,968
  Other accrued liabilities.........................................        496        576          582
                                                                      ---------  ---------  -------------
    Total current liabilities.......................................      3,865      7,052        5,396
                                                                      ---------  ---------  -------------
Long-term liabilities...............................................        500        500          500
                                                                      ---------  ---------  -------------
Commitments and contingencies

Stockholder's Equity:
Preferred stock, $.001 par value; 10,000,000 shares authorized, none
  issued and outstanding............................................         --         --           --
Class A Common Stock, $.001 par value, 30,000,000 shares authorized,
  none issued and outstanding.......................................         --         --           --
Class B Common Stock, $.001 par value, 7,800,000 shares authorized,
  7,800,000 issued and outstanding..................................          8          8            8
Additional paid-in capital..........................................         --         --       22,067
Parent company investment...........................................      8,792     17,595        5,000
Deferred compensation...............................................         --         --       (1,000)
Retained earnings (deficit).........................................        (15)    (3,697)      (4,983)
                                                                      ---------  ---------  -------------
    Total stockholder's equity......................................      8,785     13,906       21,092
                                                                      ---------  ---------  -------------
    Total liabilities and stockholder's equity......................  $  13,150  $  21,458    $  26,988
                                                                      ---------  ---------  -------------
                                                                      ---------  ---------  -------------

   The accompanying notes are an integral part of these financial statements.

--------------------------------------------------------------------------------

                            LINKABIT WIRELESS, INC.
                            STATEMENTS OF OPERATIONS
                     (in thousands, except per share data)

                                                                                               NINE MONTHS
                                                                    YEARS ENDED                   ENDED
                                                                   DECEMBER 31,               SEPTEMBER 30,
                                                          -------------------------------  --------------------
                                                            1994       1995       1996       1996       1997
                                                          ---------  ---------  ---------  ---------  ---------
                                                                                               (UNAUDITED)

Revenues................................................  $  26,464  $  25,506  $  27,850  $  18,950  $  34,619
Cost of revenues........................................     16,984     15,490     18,655     12,870     22,814
                                                          ---------  ---------  ---------  ---------  ---------
  Gross profit..........................................      9,480     10,016      9,195      6,080     11,805
Operating expenses:
  Selling, general and administrative...................      4,841      6,298      7,230      5,210      5,683
  Research and development..............................      3,063      5,416      7,544      5,410      8,130
                                                          ---------  ---------  ---------  ---------  ---------
Income (loss) before income taxes.......................      1,576     (1,698)    (5,579)    (4,540)    (2,008)
Income tax provision (benefit)..........................        536       (408)    (1,897)    (1,544)      (722)
                                                          ---------  ---------  ---------  ---------  ---------
Net income (loss).......................................  $   1,040  $  (1,290) $  (3,682) $  (2,996) $  (1,286)
                                                          ---------  ---------  ---------  ---------  ---------
                                                          ---------  ---------  ---------  ---------  ---------
Net income (loss) per share.............................  $    0.13  $   (0.16) $   (0.46) $   (0.37) $   (0.16)
                                                          ---------  ---------  ---------  ---------  ---------
                                                          ---------  ---------  ---------  ---------  ---------
Weighted average common shares and common share
  equivalents used in computing net income (loss) per
  share.................................................      8,065      8,065      8,065      8,065      8,065
                                                          ---------  ---------  ---------  ---------  ---------
                                                          ---------  ---------  ---------  ---------  ---------

   The accompanying notes are an integral part of these financial statements.

--------------------------------------------------------------------------------

                            LINKABIT WIRELESS, INC.
                       STATEMENTS OF STOCKHOLDER'S EQUITY
                                 (in thousands)

                                                     CLASS A      CLASS B
                                                     COMMON       COMMON
                                        PARENT       STOCK,       STOCK,     ADDITIONAL                     RETAINED
                                        COMPANY     $.001 PAR    $.001 PAR     PAID-IN       DEFERRED       EARNINGS
                                      INVESTMENT      VALUE        VALUE       CAPITAL     COMPENSATION     (DEFICIT)     TOTAL
                                      -----------  -----------  -----------  -----------  ---------------  -----------  ---------

Balances at January 1, 1994.........   $  16,763    $      --    $       8    $      --      $      --      $     235   $  17,006
  Net income........................          --           --           --           --             --          1,040       1,040
  Distribution to Titan.............     (14,507)          --           --           --             --             --     (14,507)
                                      -----------  -----------       -----   -----------       -------     -----------  ---------
Balances at December 31, 1994.......       2,256           --            8           --             --          1,275       3,539
  Net loss..........................          --           --           --           --             --         (1,290)     (1,290)
  Titan investment, net.............       6,536           --           --           --             --             --       6,536
                                      -----------  -----------       -----   -----------       -------     -----------  ---------
Balances at December 31, 1995.......       8,792           --            8           --             --            (15)      8,785
  Net loss..........................          --           --           --           --             --         (3,682)     (3,682)
  Titan investment, net.............       8,803           --           --           --             --             --       8,803
                                      -----------  -----------       -----   -----------       -------     -----------  ---------
Balances at December 31, 1996.......      17,595           --            8           --             --         (3,697)     13,906
The following information is
  unaudited:
  Net loss..........................          --           --           --           --                        (1,286)     (1,286)
  Deferred compensation related to
    the issuance of stock options...       1,000           --           --           --         (1,000)            --          --
  Titan investment, net.............       8,472           --           --           --             --             --       8,472
  Contribution of capital from
    Titan...........................     (22,067)          --           --       22,067             --             --          --
                                      -----------  -----------       -----   -----------       -------     -----------  ---------
Balances at September 30, 1997......   $   5,000    $      --    $       8    $  22,067      $  (1,000)     $  (4,983)  $  21,092
                                      -----------  -----------       -----   -----------       -------     -----------  ---------
                                      -----------  -----------       -----   -----------       -------     -----------  ---------

   The accompanying notes are an integral part of these financial statements.

--------------------------------------------------------------------------------

                            LINKABIT WIRELESS, INC.
                            STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                                                               NINE MONTHS
                                                                    YEARS ENDED                   ENDED
                                                                   DECEMBER 31,               SEPTEMBER 30,
                                                          -------------------------------  --------------------
                                                            1994       1995       1996       1996       1997
                                                          ---------  ---------  ---------  ---------  ---------
                                                                                               (UNAUDITED)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss).......................................  $   1,040  $  (1,290) $  (3,682) $  (2,996) $  (1,286)
Adjustments to reconcile net income (loss) to net cash
  provided by (used in) operating activities:
  Depreciation and amortization.........................        569        601        820        601        927
  Deferred income taxes.................................         --       (697)    (1,987)    (1,316)       (80)
Change in operating assets and liabilities:
  Accounts receivable...................................     14,202     (2,088)    (3,355)       624     (4,694)
  Inventories...........................................         11       (857)    (2,005)    (2,060)      (469)
  Prepaid expenses and other............................        161        (15)        27         (3)      (157)
  Accounts payable......................................       (901)     1,069      2,777      1,545     (1,683)
  Accrued compensation and benefits.....................       (280)        15        330        (33)        21
  Other accrued liabilities.............................        392     (2,169)        80      1,001          6
                                                          ---------  ---------  ---------  ---------  ---------
    Net cash provided by (used in) operating
      activities........................................     15,194     (5,431)    (6,995)    (2,637)    (7,415)
                                                          ---------  ---------  ---------  ---------  ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures....................................       (802)    (1,101)    (1,830)    (1,153)    (1,019)
Other...................................................        115         (4)        22         --        (38)
                                                          ---------  ---------  ---------  ---------  ---------
    Net cash used in investing activities...............       (687)    (1,105)    (1,808)    (1,153)    (1,057)
                                                          ---------  ---------  ---------  ---------  ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
Distribution to Titan...................................    (14,507)        --         --         --         --
Investment by Titan.....................................         --      6,536      8,803      3,790      8,472
                                                          ---------  ---------  ---------  ---------  ---------
Net increase in cash....................................  $      --  $      --  $      --  $      --  $      --
                                                          ---------  ---------  ---------  ---------  ---------
                                                          ---------  ---------  ---------  ---------  ---------

   The accompanying notes are an integral part of these financial statements.

--------------------------------------------------------------------------------

                            LINKABIT WIRELESS, INC.
                         NOTES TO FINANCIAL STATEMENTS
                     (in thousands, except per share data)

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS. Linkabit Wireless, Inc., ("Linkabit Wireless" or the "Company"), a wholly owned subsidiary of The Titan Corporation ("Titan") , was established in its present form when in September 1997, Titan reorganized several of its divisions and one of its subsidiaries as follows: (a) Transferred the Client Server and the discontinued Broadband Communications and Gamma Satcom divisions out of its Titan Information Systems Corporation ("TISC") subsidiary to Titan, (b) Contributed the assets of its Linkabit division to TISC, (c) Renamed TISC to Linkabit Wireless, Inc., and (d) Contributed $22,067 of parent company investment to additional paid-in capital. In the accompanying financial statements, the transfer of the Client Server, Broadband Communications and Gamma Satcom divisions' net assets has been treated as a disposal in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 93 and their operations have been excluded for all periods presented. The contribution of the Linkabit division into TISC has been treated as a combination of entities under common control and accordingly, the operations of the Linkabit division and the remaining operations of TISC have been accounted for in a manner similar to a pooling of interests for all periods presented.

Linkabit Wireless specializes in the development and production of advanced satellite ground terminals, satellite voice/data modems, networking systems, and other products used to provide bandwidth efficient communications for commercial and government customers.

See "Risk Factors" in the accompanying prospectus for a more complete discussion of risks faced by the Company.

INTERIM RESULTS (UNAUDITED). The accompanying balance sheet as of September 30, 1997 and the related statements of operations and of cash flows for the nine months ended September 30, 1996 and 1997, and the statement of stockholder's equity for the nine months ended September 30, 1997 are unaudited. In the opinion of management, these statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of results of the interim periods. The data disclosed in these notes to the financial statements at such dates and for such periods are also unaudited.

USE OF ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CONCENTRATIONS OF CREDIT RISK AND GEOGRAPHIC OPERATIONS. The Company believes that a significant portion of its business will come from international customers in developing countries. Further, the Company anticipates that future business will be with the U.S. government and a few international customers. While accounts receivable are generally not collateralized, the Company limits its exposure by performing ongoing credit evaluations of its customers' financial condition. To mitigate credit risk, the Company has a policy of requiring payment, primarily in the form of stand-by letters of credit, advance deposits, or wire transfers, prior to shipment.

REVENUE RECOGNITION. A significant portion of the Company's revenues, both commercial and government, is derived from products manufactured and services performed under cost-reimbursement and fixed-price contracts wherein revenues are generally recognized using the percentage-of-completion method. Estimated contract losses are fully charged to operations when identified. Revenues earned on contracts in process in excess of billings are classified as unbilled accounts receivable and included in accounts

--------------------------------------------------------------------------------
receivable in the accompanying balance sheets. Certain other revenues are recognized as units are shipped. The Company provides a reserve for its estimate of warranty costs at the time of shipment.

INVENTORIES. Inventories include the cost of material, labor and overhead, and are stated at the lower of cost, determined on the weighted average method, or market.

PROPERTY AND EQUIPMENT. Property and equipment are stated at acquisition cost. Depreciation is provided using the straight-line method, with estimated useful lives of 2 to 15 years for leasehold improvements and 3 to 7 years for machinery and equipment and furniture and fixtures.

GOODWILL. In 1990, Titan acquired the operations of Linkabit. The related excess of Titan's cost over the fair value of the Linkabit net assets acquired is shown as goodwill in the accompanying balance sheets. The goodwill is being amortized on a straight-line basis over a life of fifteen years. The Company has assessed the realizability of this goodwill considering such factors as Linkabit's prior history of profitability, ongoing ability to generate profits and cash flow and believes that the carrying value of this asset is fully recoverable.

LONG-LIVED ASSETS. The Company has adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets" (SFAS
121). The statement requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. The Company periodically re-evaluates the original assumptions and rationale utilized in the establishment of the carrying value and estimated lives of its long-lived assets. The criteria used for these evaluations include management's estimate of the asset's continuing ability to generate positive income from operations and positive cash flow in future periods as well as the strategic significance of any intangible asset to the Company's business objectives.

STOCK-BASED COMPENSATION. The Company has elected to adopt the disclosure only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). Accordingly, the Company will continue to account for its stock-based compensation plans under the provisions of APB No. 25. The adoption of SFAS 123 by the Company had no effect on the Company's financial position or results of operations.

INCOME TAXES. The Company and Titan intend to enter into a tax allocation agreement under which the Company will be included in Titan's consolidated federal and certain state tax returns. The agreement will provide that in the years in which the Company has taxable income, it will pay Titan amounts comparable to the taxes the Company would have paid if it had filed separate tax returns. For so long as Titan maintains beneficial ownership of at least 80% of the total voting power and 80% of the total value of the outstanding Common Stock, the Company will be included in the consolidated federal and certain state income tax returns filed by Titan.

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which requires the use of the liability method of accounting for deferred income taxes. Under this method, deferred income taxes are recorded to reflect the tax consequences on future years of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

PER SHARE INFORMATION. Pursuant to certain Securities and Exchange Commission requirements, net loss per share has been presented for all periods. The weighted average number of common shares for all periods presented represents the 7,800,000 shares issued to Titan as of September 30, 1997. Furthermore, pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 83, stock options granted by the Company during the twelve months preceding the filing of the Company's initial public offering, using the treasury stock method and the midpoint of the initial filing range, have also been included in the calculation of net income (loss) per share for all periods presented.

--------------------------------------------------------------------------------

PARENT COMPANY INVESTMENT. Prior to September 30, 1997, the cash receipts and disbursements of the Company's operations were combined with other Titan cash transactions and balances. Titan has funded all of the Company's cash requirements through September 30, 1997, and has contributed $22,067 of the related parent company investment to the Company's capital effective September 30, 1997. The $5,000 balance in parent company investment as of September 30, 1997, represents the Company's estimate of net working capital, which will be converted to cash prior to the consummation of the Company's initial public offering contemplated herein, and repaid to Titan.

RECENT ACCOUNTING PRONOUNCEMENT. In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS 128). The statement specifies the computation, presentation, and disclosure requirements for earnings per share (EPS). The statement is effective for financial statements for periods ending after December 15, 1997. Earlier application is not permitted. However, management believes that the proforma per share amounts computed using SFAS 128 would not be significantly different than the per share amounts presented in the accompanying financial statements.

NOTE 2. OTHER FINANCIAL DATA

Following are details concerning certain balance sheet accounts as of December 31, 1995 and 1996 and September 30, 1997:

                                                                                   1995       1996        1997
                                                                                 ---------  ---------  -----------
                                                                                                       (UNAUDITED)
Accounts Receivable:
  Billed.......................................................................  $   2,974  $   3,362   $   8,476
  Unbilled.....................................................................      5,014      7,803       7,469
Less allowance for doubtful accounts...........................................       (213)       (35)       (121)
                                                                                 ---------  ---------  -----------
                                                                                 $   7,775  $  11,130   $  15,824
                                                                                 ---------  ---------  -----------
                                                                                 ---------  ---------  -----------

Unbilled receivables represent work-in-process that will be billed in accordance with contract terms and delivery schedules. Also included in unbilled receivables are amounts billable upon final execution of contracts, contract completion, milestones or completion of rate negotiations. Generally, unbilled receivables are expected to be collected within one year. Payments to the Company for performance on certain U.S. government contracts are subject to audit by the Defense Contract Audit Agency and other government agencies. Revenues have been recorded at amounts expected to be realized upon final settlement.

                                                                                   1995       1996        1997
                                                                                 ---------  ---------  -----------
                                                                                                       (UNAUDITED)
Inventories:
  Materials....................................................................  $     197  $     210   $     418
  Work-in-process..............................................................        817      1,651       1,501
  Finished goods...............................................................        230      1,388       1,799
                                                                                 ---------  ---------  -----------
                                                                                 $   1,244  $   3,249   $   3,718
                                                                                 ---------  ---------  -----------
                                                                                 ---------  ---------  -----------


                                                                                   1995       1996        1997
                                                                                 ---------  ---------  -----------
                                                                                                       (UNAUDITED)
Property and Equipment:
  Machinery and equipment......................................................  $   4,000  $   4,122   $   4,924
  Furniture, fixtures and leasehold improvements...............................        150      1,123       1,134
  Construction in progress.....................................................        555        585         267
                                                                                 ---------  ---------  -----------
                                                                                     4,705      5,830       6,325
Less accumulated depreciation and amortization.................................     (2,700)    (2,697)     (2,960)
                                                                                 ---------  ---------  -----------
                                                                                 $   2,005  $   3,133   $   3,365
                                                                                 ---------  ---------  -----------
                                                                                 ---------  ---------  -----------

As of December 31, 1995 and 1996 and September 30, 1997 (unaudited), other liabilities, current and long-term, include customer advance payments of approximately $500, $797 and $500, respectively.

--------------------------------------------------------------------------------

NOTE 3. RELATED PARTY TRANSACTIONS

CORPORATE SERVICES AGREEMENT. The Company and Titan intend to enter into a corporate services agreement pursuant to which Titan will provide various corporate services to the Company. These services include certain routine and ordinary corporate services, including financial, insurance, accounting, employee benefits, payroll, tax and legal services as well as corporate planning, government relations and corporate quality assurances as described in the Corporate Services Agreement. The accompanying statements of operations include revenues and costs directly attributable to the Company, as well as certain allocations from Titan of indirect costs associated with such services and shared systems. Such allocations include charges of: (a) costs for administrative functions and services performed on behalf of the Company by centralized staff groups within Titan; (b) Titan's general corporate expenses; and (c) other benefit costs, including, but not limited to, health insurance, disability and retirement costs. These allocations were generally based on the proportionate total cost incurred of the Company to the rest of Titan. Amounts aggregating $863, $1,107, $1,466 and $1,451 are included in the Company's results of operations in the accompanying financial statements for the years ended December 31, 1994, 1995 and 1996 and for the nine months ended September 30, 1997, respectively. Management believes that these allocations have been and will be reasonable.

FACILITIES AGREEMENT. The Company and Titan intend to enter into a facilities agreement pursuant to which the Company will occupy general corporate offices and manufacturing facilities under a sublease agreement with Titan. The Company will be allocated costs generally based on square footage utilized as a percentage of the total facility square footage in the buildings occupied by the Company. Amounts aggregating $3,588, $4,054, $3,864 and $2,324 are included in the Company's results of operations in the accompanying financial statements for the years ended December 31, 1994, 1995 and 1996 and for the nine months ended September 30, 1997, respectively.

The Company's employees are eligible to participate in the Titan benefit plans. Those plans include a "401(k)" plan, an employee stock ownership plan, a non-qualified executive deferred compensation plan, an employee stock purchase plan, and a health and welfare cafeteria plan. The Company will be allocated a pro-rata share of the costs of these plans as discussed above.

The Company has financed its operations and growth through advances from Titan and does not currently have its own lines of credit or other external financing facilities. Although the Company presently does not anticipate a need for such outside financing facilities, the Company believes that, if and when such need arises, the Company will, subject to certain limitations and restrictions set forth in Titan's loan agreements, have access to lines of credit or financing facilities available to Titan.

NOTE 4. COMMON STOCK

The Company has two classes of common stock, Class A and Class B. Class A common stock has 30,000,000 shares authorized with one vote per share. Class B common stock has 7,800,000 shares authorized with ten votes per share.

As of September 30, 1997, Titan owned 7,800,000 shares of Class B common stock of the Company, which represents 100 percent of the Class B shares issued and outstanding. With the exception of certain block transfers in excess of 50% by Titan of the Class B common stock, if transferred, each share of the Class B common stock automatically converts to one share Class A common stock.

No shares of Class A common stock are issued or outstanding as of September 30, 1997. The Company has reserved 1,945,000 shares of its Class A common stock for possible issuance under stock-based compensation plans.

--------------------------------------------------------------------------------

NOTE 5. SIGNIFICANT CUSTOMERS

Sales to the U.S. government, including both defense and non-defense agencies, and sales as a subcontractor as well as direct sales, aggregated approximately $26,007, $21,713, $25,211 and $22,829 for the years ended December 31, 1994,
1995, and 1996 and for the nine months ended September 30, 1997 (unaudited), respectively.

Sales to Pasifik Satelit Nusantara and its affiliates totaled $8,584 for the nine months ended September 30, 1997 (unaudited).

No other single customer accounted for 10% or more of the revenues for these periods.

NOTE 6. CONCENTRATION OF RISK, COMMITMENTS AND CONTINGENCIES

Various components of the Company's products are supplied by sole-source vendors. The Company has not experienced significant difficulty in obtaining adequate supplies from these vendors and has identified alternate suppliers. However, there can be no assurance that the unanticipated loss of a single vendor would not result in delays in shipment or in delay of the introduction of new products.

In connection with the sale of various products, the Company enters into supplier agreements with various contract manufacturers to purchase certain components incorporated into certain of the Company's products. The Company believes that the loss of one or more of these agreements would not have a material adverse impact on the Company's operations.

As of September 30, 1997, the Company has non-cancelable commitments of the following:

                               PERIOD OF
SUPPLIER    COMMITMENT        PERFORMANCE
----------------------------------------------
Xetel        $   5,888        1997 to 1998
Others             464        1997 to 1998

The Company periodically is a defendant in cases incidental to its business activities. Furthermore, providers of products and services to the U.S. government are generally subject to multiple levels of audit and investigation by various U.S. government agencies. In the opinion of management, the amount of ultimate liability, if any, with respect to these actions will not materially affect the financial position or results of operations of the Company.

NOTE 7. INCOME TAXES

The components of the income tax provision (benefit) are as follows:

                                                           1994       1995       1996
                                                         ---------  ---------  ---------
Current:
  Federal..............................................  $     536  $     183  $      --
  State................................................         32         --         90
                                                         ---------  ---------  ---------
                                                               568        183         90
Deferred...............................................        (32)      (591)    (1,987)
                                                         ---------  ---------  ---------
                                                         $     536  $    (408) $  (1,897)
                                                         ---------  ---------  ---------
                                                         ---------  ---------  ---------

--------------------------------------------------------------------------------

Following is a reconciliation of the income tax provision (benefit) expected (based on the United States federal income tax rate applicable in each year) to the actual tax provision (benefit) on income (loss):

                                                           1994       1995       1996
                                                         ---------  ---------  ---------
Expected Federal tax provision (benefit)...............  $     536  $    (577) $  (1,897)
State income taxes, net of Federal income tax
  benefits.............................................         32        (34)      (112)
Other..................................................        (32)       203        112
                                                         ---------  ---------  ---------
Actual tax provision (benefit).........................  $     536  $    (408) $  (1,897)
                                                         ---------  ---------  ---------
                                                         ---------  ---------  ---------

The deferred tax assets as of December 31, 1995 and 1996, result from the following temporary differences:

                                                            1994       1995       1996
                                                          ---------  ---------  ---------
Inventory and contract loss reserves....................  $     588  $     200  $     165
Employee benefits.......................................        351        358        299
Contract revenue........................................        406       (490)    --
Tax credit carryforwards................................        253        504        542
Depreciation............................................       (566)       (35)      (160)
Loss carryforward.......................................     --          1,013      2,699
Other...................................................       (673)      (349)      (319)
Valuation allowance.....................................       (253)      (504)      (542)
                                                          ---------  ---------  ---------
Net deferred tax assets.................................  $     106  $     697  $   2,684
                                                          ---------  ---------  ---------
                                                          ---------  ---------  ---------

Realization of certain components of the net deferred tax asset is dependent upon Linkabit Wireless generating sufficient taxable income prior to expiration of loss and credit carryforwards. Although realization is not assured, management believes it is more likely than not that the net deferred tax asset will be realized. The amount of the net deferred tax asset considered realizable, however, could be reduced in the near term if the estimate of future taxable income during the carryforward period changes. Also, under Federal tax law, certain potential changes in ownership of the Company, which may not be within the Company's control, may limit annual future utilization of these carryforwards.

NOTE 8. STOCK-BASED AND OTHER COMPENSATION PLANS

The Company provides stock-based compensation to officers, directors and key employees through two stock option plans. The Company's Board of Directors currently has options available for grant under the 1994 (as amended) and 1997 Linkabit Wireless Stock Option Plans (the "Plans") of 695,000 shares. Total options authorized for grant under these Plans are 1,560,000. Under the Plans, an option's maximum term is ten years, and the exercise price of each option equals the fair market value of the Company's stock on the date of grant, except as discussed below. Employee options may be granted throughout the year. All options vest in 25 percent increments beginning one year after the grant date.

--------------------------------------------------------------------------------

A summary of the status of the Company's Plans as of December 31, 1995 and 1996 and September 30, 1997, and changes during the periods ended on those dates is presented below:

                                                                                                                         1997
                                                                             1995                      1996             (UNAUDITED)
                                                                    -----------------------   -----------------------   ------
                                                                    SHARES   WEIGHTED-AVG.    SHARES   WEIGHTED-AVG.    SHARES
OPTIONS                                                             (000)    EXERCISE PRICE   (000)    EXERCISE PRICE   (000)
                                                                    ------   --------------   ------   --------------   ------
Outstanding at beginning of period................................   279         $1.80         294         $1.88          436
Granted...........................................................    15          3.08         142          3.08          429
                                                                    ------                    ------                    ------
Outstanding at end of period......................................   294          1.88         436          2.26          865
                                                                    ------                    ------                    ------
                                                                    ------                    ------                    ------
Options exercisable at end of period..............................    70                       144                        242
                                                                    ------                    ------                    ------
                                                                    ------                    ------                    ------

                                                                    WEIGHTED-AVG.
OPTIONS                                                             EXERCISE PRICE
                                                                    --------------
Outstanding at beginning of period................................      $2.26
Granted...........................................................       5.12
Outstanding at end of period......................................       3.68
Options exercisable at end of period..............................

The following table summarizes information about stock options outstanding at September 30, 1997 (unaudited):

                                                                OPTIONS
                        OPTIONS OUTSTANDING                   EXERCISABLE
                -----------------------------------        ------------------
                OUTSTANDING        WEIGHTED-AVERAGE           EXERCISABLE
EXERCISE        AT 9/30/97            REMAINING                AT 9/30/97
 PRICE             (000)           CONTRACTUAL LIFE              (000)
--------        -----------        ----------------        ------------------
 $1.80               279             6.7 years                    203
  3.08               157             8.6                           39
  5.12               429            10.0                           --
                   -----                                          ---
                     865                                          242
                   -----                                          ---
                   -----                                          ---

In September 1997, the Company issued 429 options at $5.12 per share. In accordance with Accounting Principles Board Opinion No. 25, the Company has recorded deferred compensation for an amount equal to the difference between the estimated fair value per share and the grant price of these options on the date of grant. Such deferred compensation amounted to $1,000 and is reflected as a separate component of stockholder's equity as of September 30, 1997. The deferred compensation will be amortized ratably 25% each year, the period over which the options vest.

As permitted, the Company has adopted the disclosure only provisions of SFAS
123. Accordingly, no compensation expense has been recognized for the stock option plans. Had compensation expense related to the stock option plans been determined on the fair value at the date of the grant for the years ended December 31, 1995 and 1996 and for the nine months ended September 30, 1997 consistent with the provisions of SFAS 123, the Company's net loss and net loss per share would have been reported as the pro forma amounts indicated below:

                                                  YEARS ENDED
                                                  DECEMBER 31,     NINE MONTHS
                                               ------------------     ENDED
                                                 1995      1996     SEPTEMBER
                                               --------  --------   30, 1997
                                                                   -----------
                                                                   (UNAUDITED)
Net loss--as reported........................  $(1,290 ) $(3,682 )  $ (1,286)
Net loss--pro forma..........................   (1,293 )  (3,736 )    (1,363)
Net loss per share--as reported..............    (0.16 )   (0.46 )     (0.16)
Net loss per share--pro forma................  $ (0.16 ) $ (0.46 )  $  (0.17)

Because the SFAS 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

--------------------------------------------------------------------------------

Certain officers and key employees participate in the Titan non-qualified executive deferred compensation plan. The Company also has performance bonus plans for certain of its employees. Related expense for these two plans amounted to approximately $282, $467, and $188 in years ended December 31, 1995 and 1996, and the nine months ended September 30, 1997 (unaudited), respectively.

NOTE 9. EMPLOYEE STOCK PURCHASE PLAN

In December 1997, the Company adopted the Employee Stock Purchase Plan (the "Purchase Plan") covering an aggregate of 1,000,000 shares of Class A common stock. The Purchase Plan will enable eligible employees to have up to 15% of their earnings withheld to purchase shares of the Company's Class A common stock on specified dates determined by the Board of Directors. The price of Class A common stock purchased under the Purchase Plan will be equal to 85% of the lower of the fair market value of the Class A common stock at the commencement date of each offering period or the relevant purchase date. Employees may end their participation in the Purchase Plan at any time, and participation ends automatically on termination of employment with the Company.

NOTE 10. NON-EMPLOYEE DIRECTORS' STOCK OPTION PLAN

In December 1997, the Company adopted its Non-Employee Directors' Stock Option Plan (the "Directors' Plan") to provide for the automatic grant of options to purchase shares of Class A common stock to non-employee directors of the Company. The Company has reserved 250,000 shares of Class A common stock for issuance under the Directors' Plan. The Directors' Plan provides a one-time option to purchase 5,000 shares of Class A common stock for each individual who is a Non-Employee Director on the effective date of the Directors' Plan. Thereafter, the Directors' Plan provides for a one-time option to purchase 5,000 shares of Class A common stock for each person who after the effective date of the Offering for the first time becomes a Non-Employee Director by appointment or election. The exercise price per share of all options granted under the Directors' Plan will be equal to the fair market value of the Company's Class A common stock on the date of grant. Options granted under the Directors' Plan are generally non-transferable and expire ten years from the date of grant. Options granted under the Directors' Plan vest in 25 percent increments beginning one year after the grant date.

NOTE 11. GEOGRAPHIC OPERATIONS

The Company operates exclusively in a single industry segment, the satellite communications industry. A summary of the Company's operations by geographic area for the years ended December 31, 1994, 1995 and 1996 and the nine months ended September 30, 1997 (unaudited), is presented below:

                                                                          1994       1995       1996       1997
------------------------------------------------------------------------------------------------------------------
Revenues:
  United States.......................................................  $  26,356  $  22,786  $  25,410  $  24,363
  Asia................................................................        108      2,720      2,440     10,256

All operating profit and identifiable assets correspond to the United States geographic area. The Company has only sales related activities in other geographic areas; the only area with significant sales activity outside the United States is Asia.

--------------------------------------------------------------------------------

No dealer, salesperson or other person has been authorized to give any information or to make any representation other than those contained in this Prospectus in connection with the offer contained herein, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or any Underwriter. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, shares of Class A Common Stock in any jurisdiction to any person to whom it is not lawful to make such offer or solicitation in such jurisdiction or in which the person making such offer or solicitation is not qualified to do so. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to the date of this Prospectus.

                               TABLE OF CONTENTS
-------------------------------------------

Prospectus Summary.........................          3
Risk Factors...............................          7
Use of Proceeds............................         20
Dividend Policy............................         20
Capitalization.............................         20
Dilution...................................         21
Selected Financial Data....................         22
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...............................         23
Business...................................         30
Management.................................         47
Relationship with Titan and Certain
  Transactions.............................         55
Security Ownership of Certain Beneficial
  Owners and Management....................         60
Description of Capital Stock...............         61
Shares Eligible for Future Sale............         66
Underwriting...............................         68
Legal Matters..............................         69
Experts....................................         69
Additional Information.....................         70
Index to Financial Statements..............        F-1

------------------------

Until             , 1998 (25 days after the date of this Prospectus), all
dealers effecting transactions in the Class A Common Stock, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligations of dealers to deliver a Prospectus when acting as Underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS                                                                , 1998

                         [LINKABIT WIRELESS, INC. LOGO]
                                   2,700,000

                                    LINKABIT
                                 WIRELESS, INC.
                              Class A Common Stock

                          SBC WARBURG DILLON READ INC.
                            NEEDHAM & COMPANY, INC.
                             C.E. UNTERBERG, TOWBIN

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth all expenses payable by the Registrant in connection with the sale of the Registrant's Class A Common Stock ("Class A Common Stock") being registered. All the amounts shown are estimates except for the Securities and Exchange Commission registration fee and the NASD filing fee.

Registration fee..................................................................  $   12,824
NASD filing fee...................................................................       4,847
Nasdaq Stock Market Listing Application fee.......................................      20,525
Blue sky qualification fees and expenses..........................................       5,000
Printing and engraving expenses...................................................     150,000
Legal fees and expenses...........................................................     400,000
Accounting fees and expenses......................................................     275,000
Transfer agent and registrar fees.................................................       5,000
Miscellaneous.....................................................................      26,804
                                                                                    ----------
  Total...........................................................................  $  900,000
                                                                                    ----------
                                                                                    ----------

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Under Section 145 of the Delaware General Corporation Law ("Delaware Law"), the Registrant has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act").

    The Registrant's Amended and Restated Certificate of Incorporation and Bylaws include provisions to (i) eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by Section 102(b)(7) of Delaware Law and (ii) require the Registrant to indemnify its directors and officers to the fullest extent permitted by Section 145 of Delaware Law, including circumstances in which indemnification is otherwise discretionary. Pursuant to Section 145 of Delaware Law, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in or not opposed to, the best interests of the corporation and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. The Registrant believes that these provisions are necessary to attract and retain qualified persons as directors and officers. These provisions do not eliminate the directors' duty of care, and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware Law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Registrant, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for acts or omissions that the director believes to be contrary to the best interests of the Registrant or its stockholders, for any transaction from which the director derived an improper personal benefit, for acts or omissions involving a reckless disregard for the director's duty to the Registrant or its stockholders when the director was aware or should have been aware of a risk of serious injury to the Registrant or its stockholders, for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the Registrant or its stockholders, for improper transactions between the director and the Registrant and for improper distributions to stockholders and loans to directors and officers. The provision also does not affect a director's responsibilities under any other law, such as the federal securities law or state or federal environmental laws.

    Prior to the effectiveness of this Registration Statement, the Registrant plans to enter into indemnity agreements with each of its Directors and executive officers that require the Registrant to indemnify such persons against expenses, judgments, fines, settlements and other amounts incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a Director or an executive officer of the Registrant or any of its affiliated enterprises, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder. The Registrant has entered into similar indemnity agreements with certain of its key employees.

    At present, there is no pending litigation or proceeding involving a Director, officer or key employee of the Registrant as to which indemnification is being sought nor is the Registrant aware of any threatened litigation that may result in claims for indemnification by any officer or Director.

    The Registrant has an insurance policy covering the officers and Directors of the Registrant with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

    Since its inception in November 1993, the Registrant has sold and issued the following unregistered securities:

    (a) In connection with the Reorganization in September 1997, the Registrant issued 3,900,000 (on a post-split basis) shares of Class B Common Stock to Titan. The Registrant issued such shares in reliance on the exemption provided by Section 4(a) of the Act.

    The recipient of the above-described securities represented its intention to acquire the securities for investment only and not with a view to distribution thereof. The recipient had adequate access, through its relationship with the Registrant, to information about the Registrant.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(A) EXHIBITS.

  EXHIBIT
  NUMBER     DESCRIPTION OF DOCUMENT
-----------  --------------------------------------------------------------------------------------------------------
       1.1   Form of Underwriting Agreement (2)
       3.1   Amended and Restated Certificate of Incorporation
       3.2   Amended and Restated Bylaws
       3.3   Form of Certificate of Amendment of Amended and Restated Certificate of Incorporation, to be filed and become effective prior to the effectiveness of this Registration Statement (2)
       4.1   References made to Exhibits 3.1, 3.2 and 3.3
       4.2   Sample of Common Stock Certificate (2)
       5.1   Opinion of Cooley Godward LLP (2)
      10.1   Registrant's 1997 Stock Option Plan, as amended (the "1997 Plan")
      10.2   Registrant's 1994 Stock Option Plan, as amended (2)
      10.3   Form of Incentive Stock Option Agreement under the 1997 Plan
      10.4   Form of Nonstatutory Stock Option Agreement under the 1997 Plan

  EXHIBIT
  NUMBER     DESCRIPTION OF DOCUMENT
-----------  --------------------------------------------------------------------------------------------------------
      10.5   Registrant's Employee Stock Purchase Plan and restated offering document
      10.6   Registrant's Non-Employee Directors' Stock Option Plan (the "Directors' Plan")
      10.7   Form of Nonstatutory Stock Option agreement under the Directors' Plan
      10.8   Supplemental Retirement Plan (2)
      10.9   Form of Indemnity Agreement (2)
      10.10  Letter Agreement dated August 1, 1996 between the Registrant and Frederick L. Judge
      10.11  Amended and Restated Equipment Purchase Agreement dated as of September 17, 1996 between the Registrant and PSN as amended on December 4, 1997, as amended December 6, 1997 (1)
      10.12  Equipment Purchase Agreement dated as of June 27, 1996 between the Registrant and United Communications
               Industry Public Company, Ltd as amended by a Memorandum of Understanding dated September 18, 1997 (1)
      10.13  Award Contract dated July 15, 1989 between the Registrant and the U.S. Navy (1)(2)(3)
      10.14  Subcontract Agreement dated December 14, 1992 between the Registrant and Lockheed Martin (1)(2)(3)
      10.15  Subcontract Agreement dated September 2, 1995 between the Registrant and Lockheed Martin (1)(2)(3)
      10.16  Subcontract Agreement dated May 18, 1995 between the Registrant and Motorola (1)(2)(3)
      10.17  Letter Contract dated June 12, 1995 between the Registrant and the U.S. Army (1)(2)(3)
      10.18  Subcontract Agreement dated July 31, 1996 between the Registrant and McDonnell Douglas Corporation
               (1)(2)(3)
      10.19  Subcontract Agreement dated August 23, 1996 between the Registrant and DynCorp Aerospace Technology
               (1)(2)(3)
      10.20  Subcontract Agreement dated September 25, 1996 between the Registrant and Rockwell International
               Corporation (1)(2)(3)
      10.21  Purchase Order dated September 25, 1996 between the Registrant and Rockwell International Corporation
               (1)(2)(3)
      10.22  Tax Allocation Agreement (2)
      10.23  Corporate Services Agreement (2)
      10.24  Reorganization Agreement
      11.1   Statement regarding computation of per share earnings
      23.1   Consent of Arthur Andersen LLP, Independent Auditors
      23.2   Consent of Cooley Godward LLP. Reference is made to Exhibit 5.1
      23.3   Consent of Edward W. Callan, Esq.
      24.1   Power of Attorney. Reference is made to page II-5
      27.1   Financial Data Schedule

------------------------

(1) Confidential Treatment will be required with respect to certain portions of this exhibit. Omitted portions will be filed separately with the Securities and Exchange Commission.

(2) To be filed by amendment

(3) To be filed in paper format pursuant to a continuing hardship exemption

(B) SCHEDULES

    All schedules are omitted because they are not required, are not applicable or the information is included in the consolidated financial statements or notes thereto.

ITEM 17. UNDERTAKINGS.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to provisions described in Item 15 above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes:

        (1) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (2) That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (3) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (4) To provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City
of San Diego, County of San Diego, State of California, on the    day of
December, 1997.

                                By:            /s/ FREDERICK L. JUDGE
                                     -----------------------------------------
                                                 Frederick L. Judge
                                              CHIEF EXECUTIVE OFFICER

                               POWER OF ATTORNEY

    KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Frederick L. Judge, Ronald B. Gorda and Eric M. DeMarco, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments, exhibits thereto and other documents in connection therewith) to this Registration Statement and any subsequent registration statement filed by the Registrant pursuant to Rule 462(b) of the Securities Act, which relates to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------

                                President, Chief Executive
    /s/ FREDERICK L. JUDGE      Officer and Director
------------------------------  (PRINCIPAL EXECUTIVE              , 1997
      Frederick L. Judge        OFFICER)

                                Chief Financial Officer
------------------------------  (PRINCIPAL FINANCIAL AND          , 1997
       Eric M. DeMarco          ACCOUNTING OFFICER)

       /s/ GENE W. RAY
------------------------------  Director                          , 1997
         Gene W. Ray

        /s/ J.S. WEBB
------------------------------  Director                          , 1997
          J.S. Webb

                                 EXHIBIT INDEX

                                                                                                          SEQUENTIALLY
  EXHIBIT                                                                                                   NUMBERED
  NUMBER                                       DESCRIPTION OF DOCUMENT                                        PAGE
-----------  -------------------------------------------------------------------------------------------  -------------
       1.1   Form of Underwriting Agreement (2)
       3.1   Amended and Restated Certificate of Incorporation
       3.2   Amended and Restated Bylaws
       3.3   Form of Certificate of Amendment of Amended and Restated Certificate of Incorporation, to
               be filed and become effective prior to the effectiveness of this Registration Statement
               (2)
       4.1   References made to Exhibits 3.1, 3.2 and 3.3
       4.2   Sample of Common Stock Certificate (2)
       5.1   Opinion of Cooley Godward LLP (2)
      10.1   Registrant's 1997 Stock Option Plan, as amended (the "1997 Plan")
      10.2   Registrant's 1994 Stock Option Plan, as amended (2)
      10.3   Form of Incentive Stock Option Agreement under the 1997 Plan
      10.4   Form of Nonstatutory Stock Option Agreement under the 1997 Plan
      10.5   Registrant's Employee Stock Purchase Plan and restated offering document
      10.6   Registrant's Non-Employee Directors' Stock Option Plan (the "Directors' Plan")
      10.7   Form of Nonstatutory Stock Option agreement under the Directors' Plan
      10.8   Supplemental Retirement Plan (2)
      10.9   Form of Indemnity Agreement (2)
      10.10  Letter Agreement dated August 1, 1996 between the Registrant and Frederick L. Judge
      10.11  Amended and Restated Equipment Purchase Agreement dated as of September 17, 1996 between the Registrant and PSN as amended on December 4, 1997, as amended December 6, 1997 (1)
      10.12  Equipment Purchase Agreement dated as of June 27, 1996 between the Registrant and United
               Communications Industry Public Company, Ltd as amended by a Memorandum of Understanding dated September 18, 1997 (1)
      10.13  Award Contract dated July 15, 1989 between the Registrant and the U.S. Navy (1)(2)(3)
      10.14  Subcontract Agreement dated December 14, 1992 between the Registrant and Lockheed Martin
               (1)(2)(3)
      10.15  Subcontract Agreement dated September 2, 1995 between the Registrant and Lockheed Martin
               (1)(2)(3)
      10.16  Subcontract Agreement dated May 18, 1995 between the Registrant and Motorola (1)(2)(3)
      10.17  Letter Contract dated June 12, 1995 between the Registrant and the U.S. Army (1)(2)(3)
      10.18  Subcontract Agreement dated July 31, 1996 between the Registrant and McDonnell Douglas
               Corporation (1)(2)(3)
      10.19  Subcontract Agreement dated August 23, 1996 between the Registrant and DynCorp Aerospace
               Technology (1)(2)(3)
      10.20  Subcontract Agreement dated September 25, 1996 between the Registrant and Rockwell
               International Corporation (1)(2)(3)
      10.21  Purchase Order dated September 25, 1996 between the Registrant and Rockwell International
               Corporation (1)(2)(3)
      10.22  Tax Allocation Agreement (2)
      10.23  Corporate Services Agreement (2)
      10.24  Reorganization Agreement
      11.1   Statement regarding computation of per share earnings
      23.1   Consent of Arthur Andersen LLP, Independent Auditors

                                                                                                          SEQUENTIALLY
  EXHIBIT                                                                                                   NUMBERED
  NUMBER                                       DESCRIPTION OF DOCUMENT                                        PAGE
-----------  -------------------------------------------------------------------------------------------  -------------
      23.2   Consent of Cooley Godward LLP. Reference is made to Exhibit 5.1
      23.3   Consent of Edward W. Callan, Esq.
      24.1   Power of Attorney. Reference is made to page II-5
      27.1   Financial Data Schedule

------------------------

(1) Confidential Treatment will be required with respect to certain portions of this exhibit. Omitted portions will be filed separately with the Securities and Exchange Commission.

(2) To be filed by amendment

(3) To be filed in paper format pursuant to a continuing hardship exemption